Exhibit 99.1

NI 43-101 Preliminary Economic

Assessment (PEA) for the CUSI Mine,

Chihuahua State, Mexico

Effective Date: August 31, 2017

Report Date: July 31, 2018

Report Prepared for:

Sierra Metals, Inc. 79 Wellington Street West, Suite 2100 P.O. Box 157 Toronto, Ontario, M5K 1H1 Canada

Qualified Persons:

Enrique Rubio, Ph.D.

Giovanny J. Ortiz, BSc Geology, FAusIMM

Daniel H. Sepulveda, BSc Extractive Metallurgy Engineer, SME-RM

Augusto Chung, FAusIMM CP

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Date and Signature Page

This Preliminary Economic Assessment is dated July 31, 2018, with an effective date of August 31, 2017.

Name	Professional Designation	Signature	Date Signed (dd/mm/yy)
Enrique Rubio	Ph.D	“Enrique Rubio”	31/07/2018
Giovanny J. Ortiz	BSc Geology, FAusIMM	“Giovanny J. Ortiz”	31/07/2018
Daniel H. Sepulveda	BSc Extractive Metallurgy Engineer, SME-RM	“Daniel H. Sepulveda”	31/07/2018
Augusto Chung	FAusIMM CP	“Augusto Chung”	31/07/2018

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NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Mexico	Page 3

1	Executive Summary

Sierra Metals operate the Cusi mine and Mal Paso plant, combined to form “the Property”. The Property currently operates at 650 tpd with an average head grade of 201 g/t Ag and produces commercial grade Pb/Ag and Zn concentrates. Production rates of 650 tpd are achieved at the Property using the conventional cut and fill method supported by minor longhole sub-level stoping. Sales of silver recovered in the Pb/Ag concentrate is the main revenue stream at Cusi.

The Property is in the Cusihuarachi District of Chihuahua State, Mexico, approximately 135 km southwest of Chihuahua City. Epithermal mineralisation has been mined in the area since its discovery in the early 1800’s. Mineralisation is bound between regionally significant northwest trending faults; 8 mineralised zones are recognized at the Property, mineralised zones are up to 10 m across and include; silicified faults, veins and breccias. Seven epithermal veins are recognized at the property, veins typically; range between 0.5 and 2 m wide, dip steeply, extend 100 to 200 m along strike and, extend up to 400 m depth. Vein orientations range between northeast and northwest.

This Preliminary Economic Assessment (PEA) considers depleted measured, indicated and inferred resources reported on February 12th, 2018 by SRK and effective as of August 31st, 2017. These resources are not demonstrated to be economically viable. The results of this PEA are indicative of conceptual potential and are not definitive.

Table 1-1: Summary of resource reported by SRK, February 12th, 2018 (Effective August 31st, 2017)

Class	Area	AgEq (g/t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Tonnes (000's)
Measured	SRL	268	225	0.13	0.55	0.68	362
Measured		268	225	0.13	0.55	0.68	362
Indicated	Promontorio	241	213	0.08	0.37	0.44	1097
Indicated	Eduwiges	293	198	0.26	1.35	1.32	928
Indicated	SRL	296	242	0.32	0.62	0.64	1435
Indicated	San Nicolas	195	176	0.13	0.21	0.22	414
Indicated	San Juan	208	189	0.13	0.2	0.21	121
Indicated	Minerva	222	198	0.4	0.09	0.05	57
Indicated	Candelaria	386	366	0.14	0.17	0.28	46
Indicated	Durana	224	219	0.06	0.05	0.02	97
Indicated		267	217	0.21	0.64	0.66	4195
Inferred	Promontorio	218	185	0.1	0.35	0.62	308
Inferred	Eduwiges	229	115	0.09	1.78	1.79	147
Inferred	SRL	216	158	0.22	0.55	1.04	658
Inferred	San Nicolas	181	161	0.14	0.21	0.23	340
Inferred	San Juan	200	186	0.04	0.15	0.27	44
Inferred	Minerva	149	143	0.05	0.08	0.06	5
Inferred	Candelaria	185	125	0.16	0.62	1.17	128
Inferred	Durana	124	115	0.01	0.17	0.09	3
Inferred		207	158	0.16	0.54	0.84	1633

Note: Mining has continued since the publication of this resource and resources have not been subsequently depleted.

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Sierra Metals commissioned various specialist groups (Table 1-2) to evaluate how, on a conceptual level, mining, mineral processing, and tailings management could be adapted at the Property to achieve a sustainable and staged increase in mine production and mill throughput from 650 tpd to 1200 tpd by Q1 2019 and 2700 tpd by mid-2021.

Table 1-2: Groups involved in development for conceptual plan considered in the PEA

Group	Concept	Report
SRK Consulting (U.S), Inc.	Resource Estimation	SRK, 2017
Redco Mining Consultants	Increase mine output to 2700 tpd	Redco, 2018
Sierra Metals (SM)	Increase Mal Paso Plant Capacity to 1200 tpd	Sierra, 2018
Ingenieria Carillo (IC)	Engineering associated with increased Mal Paso plant capacity
Kappes Cassiday and Associates (KCA)	Preliminary design of 1500 tpd plant at Cusihuariachi	KCA, 2018
Anddes Consulting (AC)	Expansion of tailings storage capacity	Anddes, 2018
Flopac	Tailings Storage up to Q1-2020	Flopac, 2017

Mining Methodology

To determine how mine output could be increased, Sierra Metals commissioned Redco Mining Consultants (Redco) to undertake a scoping study, considering; existing development and infrastructure, geotechnical characteristics, geological controls and mineralisation style. The study (Redco, 2018) determined that mechanized Avoca mining could be used to achieve a sustainable production of 2700 tpd. Improved productivity would be associated with improved safety as the requirement for man time spent in stopes is significantly reduced.

Head-grades are expected to reduce from the current 201 g/t Ag to 180 g/t Ag @ 1200 tpd and 170 g/t Ag @ (2700 tpd). Redco estimate that $95.11M capital investment is required to mechanise the Cusi Mine and achieve 2700 tpd production.

As part of their scoping study, Redco considered plans for ventilation and dewatering on a very general scale. Sierra Metals recognise that further and more detailed ventilation and dewatering plans are required to support the overall conceptual mine design.

Mineral Processing

The Mal Paso Plant, located 44 km from the Cusi Mine, uses a conventional crushing-milling-flotation circuit to recover mineral and to produce commercial quality Pb/Ag and Zn concentrates. Mineral is delivered from the mine to the plant in 20t trucks.

Mineral processing and the recovery of mineral is demonstrated, and silver recoveries are established at 86%.

The Mal Paso Plant increased throughput from 450 tpd at the beginning of 2018 to 650 tpd currently. In line with proposed increases in mine output, processing capacity at Mal Paso will increase to 1200 tpd in 2019, a new plant with a capacity of 1500 tpd is proposed at Cusihuariachi, to come online mid-2021.

Sierra Metals (Sierra, 2018) undertook an internal review to determine how the Mal Paso plant could be adjusted to increase throughput to 1200 tpd. This study identified bottlenecks in the existing plant, to overcome bottlenecks and achieve the desired throughput at Mal Paso. Sierra Metals have begun to purchase the pieces of equipment and project that the remaining pieces of equipment will be purchased and installed before Q1 2019.

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An independent processing plant, operating complimentary to Mal Paso, will be required to process the proposed 2700 tpd mine output. Sierra Metals commissioned Kappes Cassiday and Associates (KCA) to produce a conceptual design for a modular plant to process 1500 tpd at Cusihuariachi from mid-2021. The modular plant is designed to be easily scalable in 1500 tpd increments.

The proposed plant at Cusihuariachi is significantly closer to the Cusi Mine than the Mal Paso Plant, KCA estimate that this would translate to an operational saving of USD $4/t. A further saving of USD $1/t, related to mineral processing, is envisaged by KCA. This combined USD $5/t operational saving, the equivalent of USD $2.7M/yr. (i.e. 1500 tpd x 360 days x USD $5/t) would be offset against projected Capital requirements of USD $30M.

Tailings Capacity

Tailings produced at Mal Paso are currently stored in two conventional tailings storage facilities. As of February 2018, planned and permitted raises to existing tailings facilities would provide 520k m3 of storage capacity, the equivalent of 1 year and 7 months storage at a production rate of 1200 tpd.

Sierra Metals recognize that increasing tailings storage capacity is critical to achieving and sustaining increased rates of production.

Anddes Consulting (AC) evaluated the merits of 9 new potential tailings storage facilities identified by Sierra Metals, based on preliminary work 4 sites are undergoing more detailed evaluation ahead of final selection and detailed engineering. The 4 sites offer varying storage capacities between 600k m3 and 2.5M m3.

The proposed plant at Cusihuariachi would require the development of a new tailings facility separate from those used at Mal Paso. A potential site for a dry-stack (>75% solids) tailings storage facility has been identified and is undergoing preliminary investigations. Conceptually, the identified site would provide storage for 5.4Mt of tailings, the equivalent of 11 years capacity operating at 1500 tpd.

Economic Analysis

The PEA calculates a Base Case after – tax NPV of USD $92.18 M with an after – tax IRR of 75% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total $104.46 M. The payback period for the LOM capital is estimated at 4.60 years. Operating costs of the life of mine total $259.32 M, equating to an operating cost of $41.36 per tonne milled.

Table 1-3: Plan considered in the PEA

PEA Highlights Base case of $1,283 Oz Gold, $18.3 Oz Silver, $0.93 lb Lead,$1.15 lb Zinc	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	92.18
Internal Rate of Return	IRR %	75
Mill Feed	Tonnes (Mt)	6.27
Mining Production Rate	t/year	972,000
LOM Project Operating Period	Years	9
Total Capital Costs	US$ M	104.46
Net After – Tax Cashflow	US$ M	150.59
Total Operating Unit Cost	US$/t	41.36
LOM Gold Production (Payable)	Oz	19,706
LOM Silver Production (Payable)	MOz	29.95
LOM Lead Production (Payable)	t	28,256
LOM Zinc Production (Payable)	t	19,160

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Table of Contents

Date and Signature Page				2

1	Executive Summary			3

List of Tables				11

List of Figures				14

2	Introduction			17

3	Reliance on other experts			18

4	Property description and location			19

	4.1	Property Location		19

	4.2	Mineral Titles		19

		4.2.1	Nature and Extent of Issuer’s Interest	22

	4.3	Royalties, Agreements and Encumbrances		23

		4.3.1	Purchase Agreement with Minera Cusi	23

		4.3.2	Purchase Agreement with Manuel Holguin	23

		4.3.3	Purchase Agreement with Martha Azucena Holguin	23

		4.3.4	Purchase Agreement with Hector Sanchez	23

		4.3.5	Agreement with Mexican Government	23

	4.4	Environmental Liabilities and Permitting		24

		4.4.1	Environmental Liabilities	24

		4.4.2	Required Permits and Status	24

	4.5	Other Significant Factors and Risks		25

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			26

	5.1	Topography, Elevation and Vegetation		26

	5.2	Accessibility and Transportation to the Property		26

	5.3	Climate and Length of Operating Season		26

	5.4	Sufficiency of Surface Rights		26

	5.5	Infrastructure Availability and Sources		27

		5.5.1	Power	27

		5.5.2	Water	27

		5.5.3	Mining Personnel	27

		5.5.4	Potential Tailings Storage Areas	27

		5.5.5	Potential Waste Rock Disposal Areas	27

		5.5.6	Potential Processing Plant Sites	27

6	History			28

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	6.1	Prior Ownership and Ownership Changes		28

	6.2	Exploration and Development Results of Previous Owners		28

	6.3	Historic Mineral Resource and Reserve Estimates		28

	6.4	Historic Production		28

7	Geological setting and Mineralization			30

	7.1	Regional Geology		30

	7.2	Local Geology		32

	7.3	Property Geology		33

	7.4	Significant Mineralized Zones		35

8	Deposit types			36

	8.1	Mineral Deposit		36

	8.2	Geological Model		36

9	Exploration			37

	9.1	Relevant Exploration Work		37

	9.2	Sampling Methods and Sample Quality		37

	9.3	Significant Results and Interpretation		38

10	Drilling			39

	10.1	Type and Extent		39

	10.2	Procedures		40

		10.2.1	Downhole Deviation	40

		10.2.2	Core Recovery	40

	10.3	Interpretation and Relevant Results		41

11	Sample preparation and analyzes and security			42

	11.1	Security Measures		42

	11.2	Sample Preparation for Analysis		42

	11.3	Sample Analysis		43

	11.4	Quality Assurance/Quality Control Procedures		44

		11.4.1	Standard Reference Materials (SRM)	45

		11.4.2	Results	51

		11.4.3	Blanks	52

	11.5	Opinion on Adequacy		59

12	Data verification			60

	12.1	Procedures		60

		12.1.1	Database Validation	60

	12.2	Limitations		61

	12.3	Opinion on Data Adequacy		61

13	Mineral processing and metallurgical testing			62

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	13.1	Testing and Procedures		62

	13.2	Recovery Estimate Assumptions		62

		13.2.1	2015 January to 2016 August	62

		13.2.2	January to December 2017	64

14	Mineral resource estimates			65

	14.1	Drill hole Database		65

	14.2	Geologic Model		66

		14.2.1	Domain Analysis	71

	14.3	Assay Capping and Compositing		72

		14.3.1	Outliers	72

		14.3.2	Compositing	75

	14.4	Density		76

	14.5	Variogram Analysis and Modelling		78

	14.6	Block Model		79

	14.7	Estimation Methodology		81

	14.8	Model Validation		82

		14.8.1	Visual Comparison	82

		14.8.2	Estimation Quality	83

		14.8.3	Comparative Statistics	85

	14.9	Resource Classification		91

	14.10	Depletion for Mining		94

	14.11	Mineral Resource Statement		95

	14.12	Mineral Resource Sensitivity		97

	14.13	Relevant Factors		101

15	Mineral reserve estimates			102

16	Mining Methods			103

	16.1	Introduction		103

	16.2	AVOCA Mining Method		103

	16.3	Geomechanics		106

		16.3.1	Determination of the simple compression and tensional stresses	107

		16.3.2	Rock Mass Classification	108

	16.4	Cut-Off		111

	16.5	Dilution and Recovery Factors		114

		16.5.1	Dilution Factor	114

		16.5.2	Recovery Factor	114

	16.6	NSR		114

		16.6.1	Depletion	116

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	16.7	MSO Optimization		116

		16.7.1	Promontorio	117

		16.7.2	Eduwiges	117

		16.7.3	San Nicolás	118

		16.7.4	San Juan	119

		16.7.5	Minerva	120

		16.7.6	Candelaria	121

		16.7.7	Durana	122

	16.8	Mine Design		124

		16.8.1	Ventilation	130

	16.9	Schedule		133

		16.9.1	Actual Production	133

		16.9.2	Proposed Development and Production Schedule	133

		16.9.3	Mining Equipment	135

		16.9.4	Dewatering	138

17	Recovery Methods			139

	17.1	Introduction		139

	17.2	Current Plant Design and Equipment Characteristics		141

	17.3	To expand the plant to 1200 tpd (Q1 2019)		143

	17.4	Expansion to 2700 tpd		145

18	Project Infrastructure			149

	18.1	Access and Local Communities		149

	18.2	Service Roads		150

	18.3	Mine Operation and Support Facilities		150

	18.4	Process Support Facilities		150

		18.4.1	Energy	150

		18.4.2	Water	151

		18.4.3	Site Communications	152

		18.4.4	Site Security	152

		18.4.5	Logistics	153

		18.4.6	Waste Handling and Management	153

		18.4.7	Tailings Management	153

19	Market Studies and Contracts			157

	19.1	Market Studies		157

		19.1.1	Gold	157

		19.1.2	Silver	158

		19.1.3	Lead	159

\

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		19.1.4	Zinc	160

	19.2	Contracts		161

		19.2.1	Zinc Concentrate	163

20	Environmental Studies, Permitting and Social or Community Impact			164

	20.1	Environmental Studies and Liabilities		164

	20.2	Environmental Management		164

		20.2.1	Waste Rock Management	164

		20.2.2	Geochemistry	165

	20.3	Mexican Environmental Regulatory Framework		165

		20.3.1	Mining Laws and Regulations	165

		20.3.2	General Environmental Laws and Regulations	165

		20.3.3	Other Laws and Regulations	168

		20.3.4	Expropriations	169

		20.3.5	NAFTA	169

		20.3.6	International Policy and Guidelines	170

		20.3.7	Required Permits and Status	170

		20.3.8	MIA and CUS Authorizations	175

		20.3.9	Inspections	175

	20.4	Social Management Planning and Community Relations		176

	20.5	Closure and Reclamation Plan		176

21	Capital and Operating Costs			177

22	Economic analysis			178

23	Adjacent Properties			179

24	Other relevant data and information			180

25	Interpretations and conclusions			181

26	Recommendations			182

27	References			183

Appendices				184

List of Acronyms:				184

Glossary of some technical terms used in this document				186

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List of Tables

Table 1-1: Summary of resource reported by SRK, February 12th, 2018 (Effective August 31st, 2017)	3

Table 1-2: Groups involved in development for conceptual plan considered in the PEA	4

Table 1-3: Plan considered in the PEA	5

Table 3-1: Sources of Information Used to Compile this Report	18

Table 4-1: Mineral Concessions at Cusi	20

Table 9-1: Summary of Channel Sampling by Area	38

Table 10-1: Drilling Summary by Type	39

Table 10-2: Drilling Summary by Period	39

Table 11-1: Analytical Methods and Reporting Limits for ALS	44

Table 11-2: Analytical Methods and Reporting Limits for Mal Paso	44

Table 11-3: Historical Rate of Insertion of Laboratory Controls	45

Table 11-4: List of Internal Standards of the 2014-2016 Program	46

Table 11-5: Failure Statistics for Cusi Standards, 2014-2016 Program	48

Table 11-6: CRM Expected Means and Tolerances – 2017 Program	49

Table 11-7: Failure Statistics for Cusi Standards, 2014-2016 Program	51

Table 11-8:Failure Statistics for Cusi CRM’s – 2017 Program	52

Table 11-9: Failure Statistics for Cusi Blanks	54

Table 11-10: Reporting Limits for Blank 2017	54

Table 13-1: Projected Metallurgical Balance for Mal Paso Mill - 2017	64

Table 13-2: Cusi Metallurgical Recoveries – January – December2017	64

Table 14-1: Summary of Sample Counts by Type	66

Table 14-2: Project Areas and Resource Estimation Domains	69

Table 14-3:Grade Means by Structure	72

Table 14-4: Capping Limits Utilized for the Cusi MRE	74

Table 14-5: Example Capping Analysis – San Nicolas – SRL - Ag	75

Table 14-6: Results for Density Analyzes	78

Table 14-7: Block Model Details	81

Table 14-8: Estimation Parameters	82

Table 14-9: Cusi Mine Mineral Resource Estimate as of August 31, 2017 – SRK Consulting (U.S.), Inc.	96

Table 16-1:Rock Mass Classification – RQD, RMR and Q	108

Table 16-2: Percentage Distribution of the Quality of Rock Mass in the Santa Rosa de Lima Vein	109

Table 16-3: Geomechanical Values for the Santa Rosa de Lima Area	109

Table 16-4: Design Parameters Applied for the Development of Avoca Mining at Cusi	109

Table 16-5: Geotechnical stability numbers Scenario 1	109

Table 16-6: Geoctechnical stability numbers Scenario 2	111

Table 16-7: Cut-off calculation - Mining Costs (mechanized Avoca method)	113

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Table 16-8: Cut-off calculation - Processing Costs (mechanized Avoca mining)	113

Table 16-9: Cut-off calculation - General and Administrative Costs (mechanized Avoca mining)	113

Table 16-10: Cut-off $/t values – Mechanized Avoca mining	113

Table 16-11: Factors used in NSR calculation - Zinc Concentrate	115

Table 16-12: Factors used in NSR calculation – Lead Concentrate	115

Table 16-13: Per Unit Metal Values considered in NSR Calculation	116

Table 16-14: Promontorio Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery	117

Table 16-15: Eduwiges Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery	118

Table 16-16: San Nicolas Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery	119

Table 16-17: San Juan Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery	120

Table 16-18: Minerva Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery	121

Table 16-19: Candelaria Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery	122

Table 16-20: Durana Resource Inventory Considered in Mine Plan Tonnage and Grade Considering Dilution and Recovery	123

Table 16-21: Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery	123

Table 16-22: Stope tonnes by Orebody:	124

Table 16-23: Mine design parameters (all drive types)	129

Table 16-24: Waste Development Meters	130

Table 16-25: Current Mine Fleet and Airflow Requirement.	130

Table 16-26: Airflow Requirement by Year (m3/s)	132

Table 16-27:Proposed Development Meters and Waste Tonnage by Year	133

Table 16-28: Proposed Production Rates by Year	134

Table 16-29: Current Mine Fleet	135

Table 16-30: Equipment required to sustain proposed mine schedule	135

Table 16-31: Productivity Characteristics/Assumptions - Frontal Jumbo	136

Table 16-32: Productivity Characteristics/Assumptions - Scooptram 4 yd3	137

Table 16-33: Productivity Characteristics/Assumptions - 30 t Truck	137

Table 17-1: 2015-2016 Concentrate Production	140

Table 17-2: 2014 – 2016 Metal Production	140

Table 17-3: Equipment List Identified by Sierra Metals to Achieve 1200 tpd throughput at Mal Paso	144

Table 17-4: Crushing circuit, various simulations cases to determine potential crushing capacity	145

Table 18-1: Available Tailings Capacity	153

Table 18-2: Options for additional tailings storage	154

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Table 19-1: Lead Concentrate Contracted Quality	162

Table 19-2: Zinc Concentrate Contracted Quality	163

Table 20-1: Permit and Authorization Requirements for the Cusi Mine and Mal Paso Mill	170

Table 20-2: Cusi Mine Concessions	172

Table 20-3: Cusi Mine and Mal Paso Mill Cost of Reclamation and Closure of the Mine	176

Table 21-1: Projected CAPEX Requirements Based on Projected Mine Production	177

Table 21-2: Estimated OPEX Costs Based on Projected Production	177

Table 22-1: PEA - Highlight economic factors and key parameters	178

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List of Figures

Figure 4-1: Location Map showing the Cusi Area (green box) and Nearby Infrastructure	19

Figure 4-2: Map Showing Locations of Cusi Mineral Concessions as of 2017	22

Figure 7-1: 1:5000 Scale Map Showing Generalized Lithologies and Locations of Historic and Active Mining Areas on the Property	31

Figure 7-2: Northwest and Northeast-looking Cross Sections Through the Cusi Area, 1:5000 Scale	32

Figure 7-3: Local Geology Map showing the location of mineralized veins	33

Figure 7-4: Aerial Photo of the Cusi property showing the locations and orientations of mineralized structures	34

Figure 11-1: Plots SRM Results for Ag, Pb, Zn for 2014 to 2016 Program	47

Figure 11-2: Plots MCL-01 CRM Results for Ag, Pb, Cu, Zn for 2017 Program	49

Figure 11-3: Plot AUOX-10 CRM Results for Au for 2017 Program	50

Figure 11-4: Plots PSUL-03 CRM Results for Ag, Pb, Cu, Zn for 2017 Program	50

Figure 11-5: Blank Analysis for Ag, Pb and Zn. 2014-2016 Program	53

Figure 11-6: Blank Analysis for Ag, Pb and Zn – 2017 Program	54

Figure 11-7: Core Duplicates Analysis for Ag (g/t) – Mal Paso vs ALS. 2015 to 2016 Program	55

Figure 11-8: Core Duplicates Analysis for Pb – Mal Paso vs ALS – 2015to 2016 Program	56

Figure 11-9: Core Duplicates Analysis for Zn – Mal Paso vs ALS – 2015 to 2016 Program	56

Figure 11-10: Core Duplicates Analysis for Ag – 2017 Program	57

Figure 11-11: Core Duplicates Analysis for Pb – 2017 Program	58

Figure 11-12: Core Duplicates Analysis for Zn – 2017 Program	58

Figure 13-1: Lead Concentrate Tonnes and Grade	63

Figure 13-2: Zinc Concentrate Tonnes and Grades	63

Figure 14-1: Plan View of Areas within Cusi District	68

Figure 14-2: Oblique View of Cusi Geological Model	70

Figure 14-3: Oblique View of the Cusi Geological Model, Looking East	70

Figure 14-4: Northeast Cross-Section Through the Cusi Geological Model, Showing Complex Vein Interactions	71

Figure 14-5: Sample Count by Vein Domain	71

Figure 14-6: Example Log Probability Plot – San Nicolas – SRL – Ag	74

Figure 14-7: Scatter Plot of Length vs. Ag	75

Figure 14-8: Histogram of Sample Lengths	76

Figure 14-9: Omnidirectional Variogram – Transformed Ag (NScore) – SRL vein composites	78

Figure 14-10: Variograms – Transformed Ag (NScore) – SR vein composites	79

Figure 14-11: Block Model Extents and Positions	80

Figure 14-12: Example of Visual Validation – Promontorio Area	83

Figure 14-13: Example of Visual Validation – SRL Veins Area	83

Figure 14-14: Histogram of Number of Holes – San Nicolas - SRL	84

Figure 14-15: Histogram of Number of Composites – San Nicolas – SRL	84

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Figure 14-16 Histogram of Average Distances – San Nicolas - SRL	85

Figure 14-17: Mean Analysis by Domain – Promontorio Ag (g/t)	86

Figure 14-18: Mean Analysis by Vein Domain – San Nicolas – SRL Ag	86

Figure 14-19: histogram of Block vs. Composites – Promontorio	87

Figure 14-20: Histogram of Block vs. Composite – Santa Eduwiges	88

Figure 14-21: Histogram of Block vs. Composite – San Nicolas – SRL	88

Figure 14-22: Histogram of Block vs. Composites – Minerva	89

Figure 14-23: Histogram of Block vs. Composites – San Juan	89

Figure 14-24: Histogram of Block vs. Composites – Candelaria	90

Figure 14-25: Histogram of Block vs. Composites - Durana	90

Figure 14-26:Example Classification Methods and Results – San Nicolas	93

Figure 14-27: 3D As-built Shapes	94

Figure 14-28: Example of Mined Polygons vs. 3D As-builts	95

Figure 14-29: Grade-Tonnage Chart – Promontorio Area	97

Figure 14-30: Grade-Tonnage Chart – Santa Eduwiges Area	98

Figure 14-31: Grade Tonnage Chart San Nicolas	98

Figure 14-32: Grade Tonnage Chart – SRL	99

Figure 14-33: Grade Tonnage Chart – Minera Area	99

Figure 14-34: Grade Tonnage Chart – Candelaria	100

Figure 14-35: Grade Tonnage Chart – Durana	100

Figure 14-36: Grade Tonnage Chart – San Juan	101

Figure 16-1: Avoca mining method sequence	104

Figure 16-2: Avoca mining method.	105

Figure 16-3: Relationship of Stresses (Karzulovic)	107

Figure 16-4: Visualization of the Santa Rosa de Lima Rock Quality Classification	108

Figure 16-5: Mathews Abacus	110

Figure 16-6: Mathews Abacus	111

Figure 16-7: Promontorio Plan and Section views of stopes	117

Figure 16-8: Eduwiges Plan and Section views of stopes	118

Figure 16-9: San Nicolás Plan and Section views of stopes	119

Figure 16-10:San Juan Plan and Section views of stopes	120

Figure 16-11: Minerva Plan and Section views of stopes	121

Figure 16-12: Candelaria Plan and Section views of stopes	122

Figure 16-13:Durana Plan and Section views of stopes	123

Figure 16-14: Plan view of the Promontorio 3D Mine Asbuilts	124

Figure 16-15: Plan view of the Santa Eduwiges 3D Mine Asbuilts	125

Figure 16-16: Conceptual Mine Development	125

Figure 16-17: Candelaria - Conceptual Mine Development	126

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Figure 16-18: Durana - Conceptual Mine Development	126

Figure 16-19: Eduwiges - Conceptual Mine Development	127

Figure 16-20: Minerva - Conceptual Mine Development	127

Figure 16-21: Promontorio - Conceptual Mine Development	128

Figure 16-22: San Juan - Conceptual Mine Development	128

Figure 16-23: San Nicolas - Conceptual Mine Development	129

Figure 16-24: Ventilation Design	132

Figure 16-25: Ventilation Design	132

Figure 16-26: Mine Schedule by Ore Body	135

Figure 17-1: Process flow sheet Mal Paso	139

Figure 17-2: Flow chart for crushing circuit	141

Figure 17-3: Conceptual Flow Path of Proposed Cusihuarachi Plant	147

Figure 17-4: Proposed Cusihuariachi Plant and Tailings Storage Facility	148

Figure 18-1: Photo of Cusihuarachi Village	149

Figure 18-2: Aerial View of the Cusi Mine	150

Figure 18-3: On-site Electric and Water Supply	152

Figure 18-4: Cross Section of Tailings Option 1 (Cañada 1)	154

Figure 18-5: Cross section of Tailings Option 2 (Cañada 2)	154

Figure 18-6: Google Earth view of Tailings Option 3 (Road Crossing)	154

Figure 18-7: Cross section of Tailings Option 4 (Met Lab)	155

Figure 18-8:Possible location for the Cusihuariachi Tailings Facility	156

Figure 19-1: Gold Price Curve and Long-Term Price Projection	158

Figure 19-2: Silver Price Curve and Long-Term Price Projection	159

Figure 19-3: Lead Price Curve and Long-Term Price Projection	160

Figure 19-4: Zinc Price Curve and Long-Term Price Projection	161

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NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Mexico	Page 17

2	Introduction

Sierra Metals engaged various specialist groups to evaluate how, on a conceptual level, mining, mineral processing, and tailings management could be adapted at the Cusi mine and Mal Paso Plant (combined to form the Property) to achieve a sustainable and staged increase in mine production and mill throughput.

This report is a Preliminary Economic Assessment (PEA) designed to give a preliminary indication of the economic viability of operating the Property at increased rates, from 650 tpd currently to 1200 tpd by Q1 2019 and 2700 tpd by mid-2021.

This report is based on measured, indicated and inferred resources reported on February 12th, 2018 by SRK and effective as of August 31st, 2017.

The reader is cautioned that PEA’s are indicative and not definitive and that the resources used in the mine plan include Inferred Resources that are too speculative to be used in an economic analysis, except as allowed for by Canadian Securities Administrator’s National 43-101 (43-101) in PEA studies. Mineral Resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that Inferred Resources can be converted to Indicated or Measured Resources or Mineral Reserves, and as such, there is no certainty that the results of this PEA will be realized.

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3	Reliance on other experts

This report is a compilation of information prepared by various specialist groups as detailed in Table 3-1:

Table 3-1: Sources of Information Used to Compile this Report

Group	Concept	Report
SRK Consulting (U.S), Inc.	Resource Estimation	SRK, 2017
Redco Mining Consultants	Increase mine output to 2700 tpd	Redco, 2018
Sierra Metals (SM)	Increase Mal Paso Plant Capacity to 1200 tpd	Sierra, 2018
Ingenieria Carillo (IC)	Engineering associated with increased Mal Paso plant capacity
Kappes Cassiday and Associates (KCA)	Preliminary design of 1500 tpd plant at Cusihuariachi	KCA, 2018
Anddes Consulting (AC)	Expansion of tailings storage capacity	Anddes, 2018
Flopac	Tailings Storage up to Q1-2020	Flopac, 2017

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4	Property description and location

Section 4 of this Report is excerpted from various NI 43-101 Technical Reports on the Property, most recently the report prepared by SRK Consulting (U.S.), Inc. dated February 12, 2018. Excerpts from the Technical Report are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets]. Images and tables may have been updated/modified.

4.1	Property Location

The Cusi property is held by Sierra Metals, formerly known as Dia Bras Exploration, Inc., through subsidiary companies Dia Bras Mexicana S.A. de C.V. and EXMIN S.A. de C.V. (collectively Dia Bras). It is located within the Abasolo Mineral District in the municipality of Cusihuarachi, state of Chihuahua, Mexico. The property is 135 kilometres from Chihuahua city by car and consists of 75 mineral concessions wholly owned by Sierra Metals. Included in these concessions are six historic Ag-Pb producers developed on several vein structures: San Miguel mine, La Bamba open pit, La India mine, Santa Eduwiges mine, San Marina mine, and Promontorio mine, as well as exploration concessions around the historic mine areas. The shaft of the Promontorio mine is located at Northing 3,125,854 m and Easting 319,019 m in the 13R UTM grid in WGS84 ellipsoid. Figure 4-1 shows the location and surrounding infrastructure of the Cusi property.

Figure 4-1: Location Map showing the Cusi Area (green box) and Nearby Infrastructure

4.2	Mineral Titles

Sierra Metals wholly owns rights for exploration and mining for the Cusi Property for 75 mineral concessions covering an area of 11,815.3072 ha (Figure 4-2). Locations of the concessions for the Cusi project and their expiry dates are listed in Table 4-1.

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Table 4-1: Mineral Concessions at Cusi

Held By	Name	Type	Area	File No.	Title No.	Registration Date Rpm	Expiration Date
Dia Bras Mexicana	Base	Exploitation	23.8090	016/30975	217584	06/08/2002	05/08/2052
Dia Bras Mexicana	Flor de Mayo	Exploitation	14.4104	016/32699	224700	31/05/2005	30/05/2055
Dia Bras Mexicana	Base 1	Exploitation	3.9276	016/33729	227657	28/07/2006	27/07/2056
Dia Bras Mexicana	Santa Rita	Exploitation	16.6574	016/34624	229081	06/03/2007	05/03/2057
Dia Bras Mexicana	Sayra I	Exploitation	7.2195	016/34623	229064	02/03/2007	01/03/2057
Dia Bras Mexicana	San Miguel	Exploitation	96.2748	016/33730	229166	21/03/2007	20/03/2057
Dia Bras Mexicana	San Miguel I	Exploitation	98.612	016/33731	228484	24/11/206	23/11/2056
Dia Bras Mexicana	San Miguel II	Exploitation	100.00	016/33732	227363	14/06/2006	13/06/2056
Dia Bras Mexicana	San Miguel III	Exploitation	100.00	013/33733	227364	14/06/2006	13/06/2056
Dia Bras Mexicana	San Miguel IV	Exploitation	96.9850	016/33734	227485	27/06/2006	26/06/2056
Dia Bras Mexicana	San Miguel VI	Exploitation	98.9471	016/34642	228058	29/09/2006	28/09/2056
Dia Bras Mexicana	San Miguel VII	Exploitation	52.6440	016/34640	229084	06/03/2007	05/03/2057
Dia Bras Mexicana	Saira	Exploitation	16.00	016/33735	227365	14/06/2006	13/06/2056
Dia Bras Mexicana	Manuel	Exploitation	100.00	016/33714	227360	14/06/2006	13/06/2056
Dia Bras Mexicana	Santa Rita Fracc. I	Exploitation	9.00	016/34624	229082	06/03/2007	05/03/2057
Dia Bras Mexicana	Santa Rita Fracc. II	Exploitation	8.8141	016/34624	229083	06/03/2007	05/03/2057
Dia Bras Mexicana	San Miguel V	Exploitation	6.5325	016/34641	227984	26/09/2006	25/09/2056
Dia Bras Mexicana	San Juan	Exploitation	12.3587	016/31500	218657	03/12/2002	02/12/2052
Dia Bras Mexicana	San Juan Fracc.A	Exploitation	0.1727	016/31500	218658	03/12/2002	02/12/2052
Dia Bras Mexicana	San Juan Fracc. B	Exploitation	0.1469	016/31500	218659	03/12/2002	02/12/2052
Dia Bras Mexicana	Norma	Exploitation	12.2977	016/31700	218851	22/01/2003	21/01/2053
Dia Bras Mexicana	Norma 2	Exploitation	1.7561	016/31715	219283	25/02/2003	24/02/2053
Dia Bras Mexicana	Cima	Exploitation	9.9637	016/30957	217231	02/07/2002	01/07/2052
Dia Bras Mexicana	Manuel 1 Fracc A	Exploitation	1.1858	016/34849	229747	13/06/2007	12/06/2057
Dia Bras Mexicana	Manuel 1 Fracc. B	Exploitation	1.13425	016/34849	229748	13/06/2007	12/06/2057
Dia Bras Mexicana	Alma	Exploitation	80.4612	Valid	227982	25/09/2006	25/09/2056
Dia Bras Mexicana	San Bartolo	Exploitation	6.00	Valid	150395	30/09/1968	29/09/2018
Dia Bras Mexicana	Marisa	Exploitation	5.08	Valid	220146	17/06/2003	16/06/2053
Dia Bras Mexicana	La india	Exploitation	15.76	Valid	150569	29/10/1968	27/10/2018
Dia Bras Mexicana	Alma	Exploitation	87.2041	Valid	220146	17/06/2003	16/06/2053
Dia Bras Mexicana	Alma I	Exploitation	106.00	Valid	226816	09/03/2006	09/03/2056
Dia Bras Mexicana	Alma II	Exploitation	91.00	Valid	227651	27/07/2006	27/07/2056
Dia Bras Mexicana	Nueva Recompensa	Exploitation	21.00	Valid	195371	15/09/1992	13/09/2042
Dia Bras Mexicana	Monterrey	Exploitation	5.4307	Valid	183820	22/11/1998	21/11/2038
Dia Bras Mexicana	Nueva Santa Marina	Exploitation	16.00	Valid	182002	08/04/1988	07/04/2038
Dia Bras Mexicana	San Ignacio	Exploitation	3.00	Valid	165662	28/11/1979	27/11/2029
Dia Bras Mexicana	Promontorio	Exploitation	8.00	Valid	163582	30/10/1978	29/10/2028
Dia Bras Mexicana	La Perla	Exploitation	15.00	Valid	165968	13/12/1979	12/12/2029
Dia Bras Mexicana	La Perlita	Exploitation	10.00	Valid	163565	10/10/1978	09/10/2028
Dia Bras Mexicana	Luis	Exploitation	3.1946	Valid	194225	19/12/1991	18/12/2041
Dia Bras Mexicana	La Consolidada	Exploitation	22.00	Valid	165102	23/08/1979	22/08/2029
Dia Bras Mexicana	La Doble Eufemia	Exploitation	9.00	Valid	18814	29/11/1990	28/11/2040
Dia Bras Mexicana	La Gloria	Exploitation	10.00	Valid	179400	09/12/1986	08/12/2036
Dia Bras Mexicana	La Indita	Exploitation	9.9034	Valid	212891	13/02/2001	12/02/2049
Dia Bras Mexicana	La Suerte	Exploitation	10.5402	Valid	216711	28/05/2002	27/05/2052
Minera Cusi	El Hueco	Exploitation	1.8379	Valid	172321	23/11/2003	23/11/2033
Dia Bras Mexicana	El Presidente	Exploitation	8.1608	Valid	209802	09/08/1999	08/08/2049
Dia Bras Mexicana	El Salvador	Exploitation	7.7448	Valid	190493	29/04/1991	28/04/2041
Dia Bras Mexicana	Cusihuriachic Dos	Exploitation	87.6748	Valid	220576	28/08/003	27/08/2053
Dia Bras Mexicana	La Bufa Chiquita	Exploitation	3.6024	Valid	220575	28/08/2003	27/08/2053
Dia Bras Mexicana	Aguila	Exploitation	4.2772	Valid	216262	23/04/2002	22/04/2052
Dia Bras Mexicana	Año Nuevo	Exploitation	12.00	Valid	192908	19/12/1991	18/12/2041
Dia Bras Mexicana	Ampl. Nueva Josefina	Exploitation	18.2468	Valid	177957	02/04/1986	31/03/2036
Dia Bras Mexicana	El Milagro	Exploitation	26.8259	Valid	166580	27/06/1980	26/06/2030
Dia Bras Mexicana	Los Pelones	Exploitation	16.3018	Valid	166981	05/08/1980	04/08/2030
Dia Bras Mexicana	La Ilusion	Exploitation	6.00	Valid	166611	27/06/1980	26/06/2030
Dia Bras Mexicana	La Hermana de la India	Exploitation	13.1412	Valid	180030	23/03/1987	22/03/2037
Dia Bras Mexicana	La Rumorosa	Exploitation	20.00	Valid	166612	27/06/1980	26/06/2030
Dia Bras Mexicana	La Nueva Josefina	Exploitation	10.00	Valid	181221	11/09/1987	22/03/2037
Dia Bras Mexicana	Mina Vieja	Exploitation	8.25	Valid	165742	11/12/1979	10/12/2029
Dia Bras Mexicana	Margarita	Exploitation	14.00	Valid	165969	13/12/1979	12/12/2029

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Held By	Name	Type	Area	File No.	Title No.	Registration Date Rpm	Expiration Date
Minera Cusi	Cusihuiriachic	Exploitation	472.2626	Valid	240976	16/11/2012	15/11/2062
Dia Bras Mexicana	CUSI-DBM	TCM	4,716.6621	Valid	229299	03/04/2007	02/04/2057
Dia Bras Mexicana	CUSI-DBM	TCM	4,695.1748	Valid	232028	10/06/2008	09/06/2058
Dia Bras Mexicana	Bronco 1A	Exploitation	55.6309	Valid	240329	23/05/2012	22/05/2062
Dia Bras Mexicana	Bronco 1B	Exploitation	0.8001	Valid	240330	23/05/2012	22/05/2062
Dia Bras Mexicana	Bronco 2	Exploitation	7.5296	Valid	239311	13/12/2011	13/12/2061
Dia Bras Mexicana	Bronco 3	Exploitation	8.1186	Valid	243011	30/05/2014	29/05/2064
Dia Bras Mexicana	Bronco 4	Exploitation	0.522	Valid	239312	13/12/2011	13/12/2061
Dia Bras Mexicana	Bronco 5	Exploitation	6.7121	Valid	239335	13/12/2011	13/12/2061
Dia Bras Mexicana	Bronco 6	Exploitation	9.00	Valid	239321	13/12/2011	13/12/2061
Dia Bras Mexicana	Zapopa	Exploitation	8.3867	Valid	240189	13/04/2012	12/04/2062
Minera Cusi	La Mexicana	Exploitation	2.00	To be registered	165883	12/12/1979	13/12/2082
Fernando Holguin	Sayra	Exploitation	74.84	Valid	239403	14/12/2011	14/12/2061
Fernando Holguin	Bibiana	Exploitation	71.89	Valid	239262	07/12/2011	07/12/2061
			11,815.3072

Source: Dia Bras, 2017

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SAN MIGUEL VI
T-228058
LA NIETA
T-219737
AÑO NUEVO
T-192908
EL PRESIDENTE
T-209802
BASE
T-217984
SAN JUAN
BRONCO 6
T-239321
CUSIHUIRIACHIC
T-240976
MINA PROMONTORIO
NORMA
MARGARITA
T-165969
BASE I
LA MATULEÑA
LA CONSOLIDADA
T-165102
BIBIANA
T-239262
BRONCO II
ZAPOPA
T-240189
NUEVA SANTA MARINA
STA. RITA FRACC. I
T-229082
LA SUERTE
LA RUMOROSA
MINA SANTA EDUWIGES
STA. RITA
T-229081
LOS PELONES
T-166981
LA PERLA
T-165968
LA SOLEDAD
SAYRA
T-239403
STA. RITA FRACC. II
T-229083
LA GLORIA
EL MILAGRO
T-166580
EL SALVADOR
LA PERLITA
T-163565
LOS TAJOS
FLOR DE MAYO
T-224700
CIMA
T-217231
SAYRA I
T-229064
MINA VIEJA
MONTERREY
CUSIHUIRIACHIC DOS
T-220576
LA DOBLE EUFEMIA
T-188814
CUSIHUIRIACHIC
T-240976
CUSIHUIRIACHIC
T-240976
LA BAMBA
SAN MIGUEL
BRONCO 2
T-239311
LA HERMANA DE LA INDIA
AMPL. A NUEVA JOSEFINA
T-177587
LA NUEVA JOSEFINA
LA INDITA
T-212891
LA INDIA
BRONCO 1 A
BRONCO 3
SAN MIGUEL VII
T-229084
SIMBOLOGÍA
ZONAS CONCESIONADAS
CUSIHUIRIACHIC

Note: The map in this figure has not been updated with some very minor claims acquisitions made in 2017. The updated maps were requested but were not provided. According to Dia Bras, these do not affect the mineral resource in any way.
Source: Dia Bras, 2017

Figure 4-2: Map Showing Locations of Cusi Mineral Concessions as of 2017

4.2.1	Nature and Extent of Issuer’s Interest

Sierra Metals holds surface rights to an area of 1,020 ha located generally within the area where Sierra Metals holds mineral concessions. Sierra Metals’ area of surface rights includes the access points to the Promontorio and Santa Eduwiges underground mines that are in operation, as well as surface rights over all resource areas delineated in this report, except for La India. Sierra Metals has a working relationship with the local Santa Rita community, who views mining at the Promontorio mine and associated jobs favourably.

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4.3	Royalties, Agreements and Encumbrances

Production from the Cusi Project area is subject to net smelter royalties ranging from 1.5% to 3%, depending on origin of the mined quantity with respect to the mineral concession area.

Mineral concessions that make up the Cusi property were acquired from private entities and the Mexican federal government (Dirección General de Minas). The terms associated for the claim blocks are described below.

4.3.1	Purchase Agreement with Minera Cusi

Mineral concessions were purchased from Minera Cusi S.A. de C.V. under a purchase agreement dated April 15, 2008. A total of 31 mineral concessions for 862 ha were acquired from Minera Cusi. Sierra Metals is subject to a net smelter royalty (NSR) on production from the Minera Cusi concessions of 2% if the price of silver is less than US$11 per ounce; and an NSR of 3% if the price of silver is greater than US$11 per ounce.

4.3.2	Purchase Agreement with Manuel Holguin

The mineral concessions from Manuel Holguin consisting of 27 concessions over an area of 976 ha were acquired under three purchase agreements dated May 30, 2006, December 7, 2006, and November 15, 2007. Royalties under the original purchase agreements were acquired under purchase agreements dated April 24, 2012 and November 23, 2012. These concessions are not currently subject to any royalties.

Sierra Metals holds 100% interest in these concessions.

4.3.3	Purchase Agreement with Martha Azucena Holguin

The mineral concessions from Martha Azucena Holguin consisting of 50% share of three concessions over an area of 293 ha were acquired under a purchase agreement dated May 12, 2010. The remaining 50% share was acquired under purchase agreement with Manuel Holguin May 30, 2006. These concessions are not subject to any royalties. Sierra Metals holds 100% interest in these concessions.

4.3.4	Purchase Agreement with Hector Sanchez

The mineral concessions consisting of two concessions over an area of 21 ha were purchased from Hector Sanchez Villalobos and Carmen Saenz Rodriguez under a purchase agreement dated May 2, 2006. These concessions are subject to a 1.5% NSR royalty from production on the two concessions, to a maximum of US$1.5 million. Sierra Metals holds 100% interest in these concessions.

4.3.5	Agreement with Mexican Government

The ten concessions over an area of 10,954 ha were acquired from the Mexican federal government. Exploration and mining at the Cusi property are subject to semi-annual payments to the Mexican federal government. Fees are paid to the federal government twice each year, in January and July. Sierra Metals made a payment of 494,652.00 Mexican Pesos to the Mexican federal government in January 2014 covering the concessions for the Cusi Project for the period from January to June 2014.

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NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Mexico	Page 24

4.4	Environmental Liabilities and Permitting

4.4.1	Environmental Liabilities

Previous technical reports noted that as part of current mining operations, waste rock from mining at Promontorio and Santa Eduwiges is stored near the entrances of the respective mines. Management of these waste rock piles does not require permits.

Tailings are stored in two tailings piles near the Mal Paso Mill. Previous technical reports also noted that the tailings pile at the Mal Paso Mill may not be lined and may constitute a potential environmental liability.

4.4.2	Required Permits and Status

According to the information provided by Sierra Metals, the following concessions are exempt from having to apply for the Environmental Impact Statement (Manifestación de Impacto Ambiental - MIA) and the Land Use Change permit, this according to the document SG.IR.08-20141 / 93 from SEMARNAT dated May 2014 that recognizes the exception because Dia Bras proved that the mining concessions operate years before the 1988 law. Any other concession will need the MIA and the Land Use Change permit or to prove that operates before that year.:

•	San Bartolo (Title 150395);
•	La India (Title 150569);
•	Promontorio (Title 163582);
•	La Consolidada (Title 165102);
•	La Perla (Title 165968);
•	El Milagro (Title 163580);
•	La Ilusión (Title 166611);
•	La Rumorosa (Title 163512);
•	Los Pelones (Title 166981);
•	La Hermana de la India (Title 180030);
•	Nueva Santa María (Title 182002);
•	La Gloria (Title 179400); and
•	La Perlita (Title 163565).

Requirements for environmental and land use change permits are managed by the Mexican federal government’s Secretary of Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales, or “SEMARNAT”) and local government.

In the Cusi Mine there are no material emissions to the atmosphere other than nominal ventilation, and the Mal Paso Mill has its Unique Environmental License (Licencia Unica ambiental) dated August 2013.

The Mal Paso plant has the Water Discharge permit 02CHI141178/34EMDL15 dated August 2015. 2. Cusi has the documents No B00.E 22.4.-420 and No B00.E.22.4.-419 dated November 12, 2014 That excludes Dia Bras for the obligation to have discharge permits as the water does not contain contaminants or is used in industrial processes. All these documents were granted by CONAGUA (National Water Commission).

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According to Sierra Metals and Dia Bras personnel, Cusi doesn’t require Authorization for Utilization of National Surface Water (Water from the Gulf of California) because the mine uses the water from the mine for all processing and mining operations.

Sierra Metals holds explosives use permit (Number 4599) from the Mexican federal government’s Secretary of National Defense (Secretaria de la Defensa Nacional, or “SEDENA”). This permit is in good standing and is renewed annually.

4.5	Other Significant Factors and Risks

As Sierra Metals does not hold surface rights for the La India area, it would be difficult to construct access or begin operations at La India at this time. Sierra Metals believes that it will be possible to secure these surface rights in a timely manner at a reasonable cost, but until such an agreement is secured, that portion of the resource remains at risk.

While no permit is required for the tailings piles at the Mal Paso Mill, because the existing tailings deposit pre-dates permitting requirements, the tailings pile at the Mal Paso Mill may not be lined and may constitute a potential environmental liability.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Section 5 of this Report is excerpted from various NI 43-101 Technical Reports on the Property, most recently the report prepared by SRK Consulting (U.S.), Inc. dated February 12, 2018. Excerpts from the Technical Report are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

5.1	Topography, Elevation and Vegetation

The topography of the Cusi Project ranges from approximately 2,000 to 2,500 meters above mean sea level (masl).

The Cusi Project is covered by vegetation consisting of deciduous forest in the valleys and coniferous forest at higher altitudes. Land use around the Cusi property is agricultural, including crops and cattle ranching. Overburden thickness ranges from one to three meters and consists of unconsolidated conglomerate with pebbles and boulders of volcanic rocks, sand, clay, and volcanic ash. Wildlife in and surrounding Cusi property includes insects, lizards, snakes, birds, and small mammals.

5.2	Accessibility and Transportation to the Property

The Cusi property is situated within the municipality of Cusihuariachi located in the central portion of Chihuahua State, Mexico, approximately 135 km by car west of the City of Chihuahua. Access to the village of Cusihuariachi from the City of Chihuahua is 105 km along Federal Highway No. 16 to Cuauhtémoc, then south for 22 km along a paved road to the village of Cusihuariachi, where the Cusi Property is located.

5.3	Climate and Length of Operating Season

The climate at the Cusi Project is described as semi-arid with average daily mean temperatures per month ranging from 7.5° to 21.7° Celsius, with hotter months occurring mid-year. Annual precipitation is approximately 448 millimetres, with monthly precipitation ranging from 4.1 to 121 millimetres. The highest rainfalls during the year are recorded between July and September. Climate is conducive for year-round mining operations.

5.4	Sufficiency of Surface Rights

Sierra Metals holds surface rights over most of the main mining and resource areas discussed in this report. The main mine shaft of the Promontorio Mine is close to the surface rights boundary, and there is a second, currently unused shaft, (Tiro Consolidada) which is just outside the surface rights area. Cusi does not currently control surface rights for the La India mine. Otherwise, surface rights are expected to be sufficient for mining.

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5.5	Infrastructure Availability and Sources

5.5.1	Power

Electrical power at the Cusi Project and Mal Paso Mill is provided by the Mexican Electricity Federal Commission (Comisión Federal de Electricidad). At Cusi, electricity is conveyed in 33,000-volt power lines. At the Mal Paso Mill, electricity is delivered on a 1,290-kilowatt power line. Existing electricity supply is expected to be adequate for foreseeable mining operations.

5.5.2	Water

At Cusi, Sierra Metals utilizes water recovered from the underground workings for process water and support of mining operations. Water was generated from dewatering operations in the Promontorio and Santa Eduwiges Mines. Potable water is trucked in.

5.5.3	Mining Personnel

At Cusi, approximately 100 persons are employed, and 67 persons are employed at the Mal Paso Mill.

5.5.4	Potential Tailings Storage Areas

Two tailings dams are located in the vicinity of the Mal Paso Mill. Land position within the Mal Paso Mill complex is expected to be adequate to support anticipated future milling operations. Tailings are stored in two tailings piles in the vicinity of the Mal Paso Mill. Previous technical reports (Gustavson, 2014) noted that the existing tailings pile at the Mal Paso Mill may not be having been constructed using a low permeability under-liner (soil and/or geomembrane), and that this lack of liner system could pose a risk to underlying groundwater resources and potential long-term environmental liability from the leaching of the tailings materials by meteoric precipitation. Given the extremely arid conditions at the site, however, this would likely be a low to moderate risk.

Dia Bras has permitted additional tailings storage on site to take on additional tailings in early 2018. Subsequent to this, additional areas on previously permitted and dried tailing facilities as well as upstream from the latest dam and tailings impoundment are in in authorized areas which have been previously permitted. All three of these areas combined should allow up to four years of capacity using filtered stack tails deposition.

5.5.5	Potential Waste Rock Disposal Areas

Waste rock is generally used as backfill for ongoing mining operations at Cusi. Regardless, there is sufficient surface area and access for temporary storage and/or disposal of waste rock near the mine.

5.5.6	Potential Processing Plant Sites

Material from the Cusi Project is currently processed in the Mal Paso Mill, which has a capacity of 650 tonnes per days.

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6	History

Section 6 of this Report is excerpted from various NI 43-101 Technical Reports on the Property, most recently the report prepared by SRK Consulting (U.S.), Inc. dated February 12, 2018. Excerpts from the Technical Report are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

The reader is reminded that all reference to Reserve Estimates, Minable Resources, Ore, or similar terms in this section (6), that usually infer economic viability are historic in nature and are not to be considered an indication of the economic viability of mineralised material and the conceptual mine plan presented in the PEA.

6.1	Prior Ownership and Ownership Changes

Since discovery and initial production of precious metals in the Cusi district in the late 1800’s, the ownership history is extensive and complex. This is summarized in Section 6.4.

6.2	Exploration and Development Results of Previous Owners

The extensive exploration history of the Cusi district is not well-documented. From surface sampling and exploration drifting in historic times to modern diamond drilling, the exploration has always been focused on development of more accurate understanding of the orientations and relationships of the many veins in the district.

6.3	Historic Mineral Resource and Reserve Estimates

As summarized in a previous technical Report (RPA 2006), exploration activities were conducted by Slocan Development Corp., Minera Cusi, and Pacific Islands Gold. Slocan Development Corp. conducted mineralogical studies which were reported in 1975; these reports were not available. Minera Cusi conducted surface and geochemical studies and reported results in 1988 and 1989; these reports were not available. Pacific Gold conducted geologic mapping, surface and underground chip sampling, and reverse circulation (RC) drilling along the San Miguel vein; these results were not available. There are no reports of historic Mineral Resource or Reserve Estimations.

6.4	Historic Production

Gold and silver were first discovered and exploited in the Cusi area within the San Miguel and La Candelaria zones by a Spaniard, Antonio Rodríguez, in 1687, and continued until the Mexican war of independence, which began in 1810. The amounts mined during the Spanish colonial time are not well documented.

The Mexican war of independence occurred from 1810 to 1821. The actual operators and production history in the vicinity of Cusi from 1821 to 1881 are not known. From 1881 to 1890, Don Enrique Mining Co. conducted mining operations. From 1896 to 1911, the Helena Mining Company purchased and conducted mining operations: during this period, the Santa Marina and San Bartolo shafts were sunk to the 1,000-foot level.

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In 1911, Cusi Mexicana Mining Co. purchased the property from Helena Mining Company. During the period of the Mexican Revolution from 1910 to 1920, mining at the Cusi Project area occurred intermittently. Total tonnage mined from 1821 to 1920 is unknown.

From the 1920s to 1937, concessions of the Cusi Project area were acquired by The Cusi Mining Company of American Capital. As reported by Sierra Metals, one million tonnes were mined. As reported in RPA (2006), from 1924 to 1942, 504,048 tonnes were mined, producing 265,460 kilograms of silver; however, the specific locations of mined areas were not reported. From 1937 to the 1970s, mining from the Cusi property was reportedly dormant. In the 1970s, mining occurred in several mines in the Cusi Project area: an estimated 3,000 tons of ore per month were being produced at an average silver grade of 12 to 18 ounces per ton silver. As reported in RPA (2006), during the 1980s, Minera Cusi conducted limited mining: no quantities were reported.

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7	Geological setting and Mineralization

Section 7 of this Report is excerpted from various NI 43-101 Technical Reports on the Property, most recently the report prepared by SRK Consulting (U.S.), Inc. dated February 12, 2018. Excerpts from the Technical Report are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

7.1	Regional Geology

The Cusi Project is located within the Sierra Madre Occidental, a 1,200 by 300 km northwest-trending mountain system featuring a long volcanic plateau within a broad anticlinal uplift. The region is dominated by large-volume rhyolitic ash flow tuffs related to Oligocene (35 to 27 Ma) calderas considered to be the Upper Volcanic Series. These volcanic rocks comprise calc-alkalic rhyolitic ignimbrites with subordinate andesite, dacite, and basalt with a cumulative thickness of up to a kilometre. The Upper Volcanic series unconformably overlies rocks of the slightly older Eocene (46 to 35 Ma) Lower Volcanic Series which predominantly comprises andesite with interlayered felsic ash flow tuffs (Figure 7-1).

Deposition of the Lower Volcanic Series was accompanied by the intrusion of hornblende-bearing quartz diorite and granodiorite batholiths and stocks. The Lower Volcanic Series hosts the majority of the epithermal and porphyry-related precious metals deposits in the Sierra Madre Occidental. Thin flows of basaltic to rhyodacitic composition of late Miocene and younger age cap many of the plateaus in the region. The oldest structural episode is related to the Laramide orogeny which produced east-striking, steeply dipping strike-slip faults, generally with right-lateral sense of shear. Later transtensional tectonics resulted in the development of N-S normal faults and NNW-SSE trending subvertical faults with right-lateral strike-slip and normal sense of shear. Structures developed in the Cusi region are believed to have controlled emplacement of a series of north-northwest trending intrusions. Permeability associated with these and other faults and intrusive contacts formed conduits for hydrothermal fluids associated with mineralization (Figure 7-2).

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KEY MAP
CUSI PROPERTY BOUNDARY
PROMONTORIO MINE AREA
SANTA EDUWIGES MINE AREA
FORMER LA BAMBA MINE AREA (INACTIVE)
FORMER LA INDIA MINE AREA (INACTIVE)
GEOLOGIC SYMBOLS LEGEND
Diorite-Andesite Dike
Felsic Dike
Rhyolite Dome
Granitic Stock
Overburden (QAL)
Cusi Rhyolite (T-RC)
Cusi Rhyodacite (T-RDC)
Tuffs - Rhyolite-Rhyodacite (T-RIOL)
Tuffs - Andesite (T-AND)
VEINS
FAULTS
ARGILIZATION
OXIDATION
SILICIFICATION
LITHOLOGIC CONTACT
DIP OF FAULT
FRACTURE
DIP INDICATING PSEUDOSTRATIFICATION
DIP INDICATING STRUCTURES
BRECCIATION
HISTORICALLY MINED AREA
NOTES:
1. Geologic map shown on this figure was produced by Geomaps S.A. de C.V. in November 2012 on behalf of Sierra Metals. Geologic map was produced at a 1:5,000-scale.
2. Cross sections are shown in subsequent figures.
GUSTAVSON ASSOCIATES
GEOLOGIC MAP (1:5000 SCALE)
SIERRA METALS - CUSI PROJECT
1cm=150m
103-PEA-000-10GA
B

Source: Gustavson, 2014

Figure 7-1: 1:5000 Scale Map Showing Generalized Lithologies and Locations of Historic and Active Mining Areas on the Property

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Figure 7-2: Northwest and Northeast-looking Cross Sections Through the Cusi Area, 1:5000 Scale

7.2	Local Geology

As reported in Geomaps (2012), the geology of the Cusi region ranges from andesitic volcanism of late Mesozoic to Eocene age to the issuance of rhyolitic tuffs and ignimbrites of Oligocene-Miocene age.

The Oligocene Bufa Formation ignimbrite forms the dominant topographic feature in the Cusi area. Older andesites in the area are members of the Loma del Toro Formation, located mostly to the north and northeast of the mineralized Bufa Formation.

Mapping by CRM suggests that the property is hosted within a collapsed caldera (Geostat, 2008). The Cusi fault is a regional NW-trending fault that may have localized and then faulted the caldera. Within the caldera, adjacent to the Cusi fault, a rhyolite dome has been identified which hosts much of the mineralization in the district. Hydrothermal mineralization at Cusi was episodic and accompanied by structural movement (Geostat, 2008). Galena, sphalerite, and chalcopyrite are the predominant sulfides commonly ranging from 5% to 10% with occasional massive sulfide zones. Historical mining activity in the District exploited a series of planar veins that cut a lower andesitic volcanic unit and an upper rhyolitic unit. The veins occur in northwest and northeast-striking faults that appear to define an overall transtensional regime. All veins contain quartz with a variety of crustiform and banded textures typical of the epithermal environment. Most historical mining was shallow (<100 m) and appears to have concentrated on supergene-enriched ores including Ag chlorides and native silver (Meinert, 2007) (Figure 7-3).

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Figure 7-3: Local Geology Map showing the location of mineralized veins

7.3	Property Geology

The property lies within a possible caldera that contains a prominent rhyolite body interpreted as a resurgent dome. The rhyolite dome trends northwest-southeast with an exposure of roughly 7 km by 3 km and hosts mineralization. It is bounded (cut) on the east side by strands of the NW-trending Cusi fault and on the west by the Border fault. The Cusi fault has both normal and right-lateral strike-slip senses of shear. Strands of the Cusi fault are intersected by NE-trending faults, some of which indicate left-lateral strike-slip shear. NE-trending veins associated with these faults dip steeply either NW or SE. High-grade and wide alteration and mineralization zones exist in the areas of intersection of NW and NE structures Figure 7-4.

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The property tectonically formed during dextral transtension associated with oblique subduction of the Farallon plate beneath the North American plate. Strike-slip and normal faults related to this transtension controlled igneous and hydrothermal activity in the region. Regional NW-trending faults like Cusi are generally right-lateral strike-slip faults with a normal slip component. NE-trending faults are commonly left-lateral strike slip faults which were antithetic Riedel shears in the overall dextral transtensional tectonic regime.

The Cusi fault is a regional fault that may have controlled the location of the caldera and resurgent dome. Continued movement on the Cusi and related faults cut and brecciated the caldera and dome rocks and provided conduits for mineralizing fluids.

Figure 7-4: Aerial Photo of the Cusi property showing the locations and orientations of mineralized structures

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7.4	Significant Mineralized Zones

Numerous epithermal mineralized veins exist on the property. These typically are moderately to steeply dipping to the southeast, southwest, and north, range from less than 0.5 to 2 m thick, and extend 100 to 200 m along strike and up to 400 m down-dip. There are at least seven major mineralized areas within the Cusi area, described in Section 8 of this report. Small open pits were typically developed at vein intersections. Mineralization mainly occurs in silicified faults, epithermal veins, breccias, and fractures ranging from 1 to 10 meters thick.

Low-grade mineralized areas exist adjacent to major structures, showing intense fracturing and are commonly laced with quartz veinlets forming a stockwork mineralized halo around more discrete structures. The country rock in these zones is variably silicified. Pyrite and other sulfide minerals are disseminated in the silicified country rock and are also clustered in the quartz veinlets. A well-developed mineralized stockwork zone is in the Promontorio area, especially proximal to the Cusi fault. These stockwork zones are the current targets for expansion and infill drilling, and their importance to the greater Cusi area is being studied in greater detail as a part of current exploration efforts.

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8	Deposit types

Section 8 of this Report is excerpted from various NI 43-101 Technical Reports on the Property, most recently the report prepared by SRK Consulting (U.S.), Inc. dated February 12, 2018. Excerpts from the Technical Report are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

8.1	Mineral Deposit

Mineralization at Cusi has been variably described as a) low-sulfidation epithermal (Ciesielski, 2007), b) high-sulfidation epithermal (SGS, 2008) and linked epithermal-base metal system (Meinhert, 2006). Meinhert (2006) notes that although shallow (<100 m) historic mining is reported to have encountered grades exceeding 1000 oz/ton Ag, the veins currently exposed are more base-metal rich than would be expected in an epithermal system. However, Sierra Metals geologists consider the abundance of base metals on the property to be primarily a function of depth of exposure; SRK agrees with this interpretation. Mineralization occurs along narrow fractures containing quartz, sphalerite, and galena; wall rock alteration consists primarily of silicification and the development of clays and iron oxides. Veins themselves contain quartz with crustiform and banded textures typical of epithermal systems.

8.2	Geological Model

The current geologic model for the Cusi property is described as follows:

The country rock on the property consists primarily of felsic volcanics interpreted to represent a caldera with a resurgent dome. Magma is interpreted to have intruded along the Cusi fault, a regional NW trending, right-lateral strike-slip fault; subsequent eruption produced the collapsed caldera and Upper Volcanic Series felsic tuffs. A resurgent dome then arose within the caldera on the western side of the Cusi fault. This dome was then dissected by numerous northeast-trending, left-lateral faults, which acted as conduits for hydrothermal fluids and now host mineralized veins.

Two of the vein sets at Cusi are relatively large and have been mapped along strike for nearly a kilometre each. Within these vein sets, dilatational areas and structural intersections are known to host the best mineralization. The veins are composed of both wide, continuous areas of mineralization as well as zones of numerous smaller swarms of veins or stockwork veinlets. The mineralization is predominately Ag and Pb-rich with lesser amounts of Au, Zn and Cu present in some areas.

SRK is of the opinion that the geologic model developed by Dia Bras, which focuses primarily on interpretation of the discrete veins and their related splays/stockwork zones is appropriate for the deposit type and mining method, and that this has been borne out by a history of production.

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9	Exploration

Section 9 of this Report is excerpted from various NI 43-101 Technical Reports on the Property, most recently the report prepared by SRK Consulting (U.S.), Inc. dated February 12, 2018. Excerpts from the Technical Report are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

In addition to drilling, Sierra Metals has commissioned several geologic studies, conducted several geologic mapping campaigns, and completed surface and underground sampling programs.

9.1	Relevant Exploration Work

Sierra Metals has commissioned several geologic studies culminating in reports summarizing their findings:

•	Cusi Epithermal Ag-Au District, Chihuahua, México. Prepared by Eric R. Braun for Dia Bras Exploration dated November 26, 2006.
•	Geology and Geochemistry of Mineralized Zones. Prepared by Andre P. Ciesielski for Sierra Metals Exploration Inc. dated December 2007.
•	Observations on the Cusihuariachi District. Prepared by Lawrence D. Meinert of Smith College for Sierra Metals Exploration Inc. dated July 6, 2006.
•	Mineralogy, Assay, and Fluid Inclusion Characteristics of Quartz-Sulfide Veins of the Cusihuariachi District, Chihuahua, Mexico. Prepared by Lawrence D. Meinert for Dia Bras Exploration, Inc., dated January 17, 2007.
•	Mineralogy of High Grade Ag Zones in the Cusihuariachi District. Prepared by Lawrence D. Meinert for Dia Bras Exploration, Inc., dated April 13, 2007.

On behalf of Sierra Metals, Geomaps S.A. de C.V. has prepared geologic maps showing surface lithology at 1:5,000 scale and 1:1,000 scale, two regional cross sections through the Cusi Project area and a stratigraphic column. Geomaps’ surface lithology maps also contained structural measurements of faults and veins.

9.2	Sampling Methods and Sample Quality

On behalf of Sierra Metals, Geomaps conducted surface rock sampling in the Promontorio area in an effort to identify the presence of disseminated mineralization. From November to December 2012, Sierra Metals collected 571 samples from rock outcrops in an area of approximately 0.1 square kilometre (650 m by 200 m). Samples were collected in lines perpendicular to main structure and faults where quartz vein and fractures with oxidation were identified. Samples were assayed for gold, silver, lead, manganese, and zinc at Sierra Metal’s internal laboratory in the Mal Paso Mill. Sierra Metals reviewed these data and found silver grades ranged from non-detect (less than 20 grams per tonne) to 351 grams per tonne. From these results, Sierra Metals concluded that disseminated mineralization near the surface within the Promontorio Viejo-San Ignacio- and San Nicolas zone are restricted to the intersections of main structures. Geomaps continued to conduct surface sample work in 2013. Sampling has now been performed over the entire project area, totalling over 2300 samples. Surface sample data for La Gloria / Minerva, and Monaco / Milagro areas only were used for this resource estimate. This set includes 116 surface channels at La Gloria/Minerva, and 67 surface channels at Milagro/Monaco.

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Numerous mine workings are present at the Cusi Project area. Sierra Metals has conducted extensive sampling within these mine workings, the results of which were described in a 2014 technical report by Gustavson and are summarized in Table 9-1. All samples were analyzed at Sierra Metals’ internal laboratory at Mal Paso. The 2014 report by Gustavson does not mention sample spacing or other factors that may have resulted in biases, but SRK notes that it is likely that the channel samples, simply by the nature of their collection predominantly in higher grade production areas, are likely higher grade on average than the exploration drilling.

Table 9-1: Summary of Channel Sampling by Area

Mine	# Samples	Av. Ag Grade (g/t)	Av. Pb Grade (%)	Av. Zn Grade (%)
Santa Eduwiges	1380	399	1.3	1.09
La India	1187	53.8	0.06	0.15
La Gloria/Minerva	450	77.6	0.07	0.04
Milagro (incl. Monaco)	588	177	0.79	1.28

Source SRK, 2016

9.3	Significant Results and Interpretation

Surface mapping of structures has been used where possible, but the majority of interpretation for the veins is taken from underground development and sampling, with diamond and reverse circulation drilling comprising the remainder.

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10	Drilling

Section 10 of this Report is excerpted from various NI 43-101 Technical Reports on the Property, most recently the report prepared by SRK Consulting (U.S.), Inc. dated February 12, 2018. Excerpts from the Technical Report are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

10.1	Type and Extent

The primary exploration method at Cusi has been diamond core drilling followed by limited underground development (Table 10-1 and Table 10-2). To date, 1,157 drill holes have been completed with an average length of 202 m. This represents over 233,784 m of drilling. The drill holes have historically been drilled primarily from surface in a wide variety of orientations, although recent drilling has been dominated by underground drilling. In the areas of focused exploration, the average drill hole spacing ranges between 25 to 50 m. In the less explored areas, the average drill hole spacing ranges between 75 and 150 m. Overall, the majority of the drilling completed by Sierra has been relatively closely spaced and not very deep. The closely spaced drilling has been designed to identify the base of historic mining and also directed at resource definition. The wider spaced drilling has been designed to test down dip from surface vein exposures to attain vein orientation and mineralization grades.

Table 10-1: Drilling Summary by Type

Hole Type	Count	Meters
NQ/BQ	3	244
NQ	166	37,918
HQ/BQ	1	406
HQ/NQ	354	75,082
HQ	236	77,517
BQ	346	40,539
TT-45	50	1,997
1-EXP-75E	1	83
Total	1,157	233,784

Note: Four holes are not accounted for in this table due to mis nomenclature

Source: SRK, 2017

Table 10-2: Drilling Summary by Period

Year	Count	Meters	% of Total
2006	53	10,177	4
2007	99	22,358	10
2008	86	13,245	6
2009	84	8,206	4
2010	71	10,055	4
2011	84	19,623	8
2012	199	37,827	16
2013	102	24,130	10
2014	73	10,543	5
2015	147	27,158	12
2016	38	8,706	4
2017	121	41,758	18

Source: SRK, 2017

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10.2	Procedures

The drilling has been conducted with Sierra-owned drills and outside contractors.

All drill core is appropriate size (HQ/NQ/BQ) and has been logged by Sierra staff geologists. Samples intervals are determined by the geologist and the core is then split in half and bagged by Sierra technicians.

Collar locations are surveyed on surface using handheld GPS, and underground using total station. Collar surveys are accurate for both types of drilling and underground drill stations generally correspond to clusters of underground drill collars. Core is transported by Dia Bras personnel to the logging facility near the mine offices.

Core is logged by qualified Dia Bras geologists for lithology, alteration, structure, and mineralization, with sampling intervals identified during logging to delineate mineralized areas. Sample intervals are marked in the boxes along with a line down the core axis for splitting. Samples are split via core saw and separated into labelled bags. As of yet, no barcode or automated tracking system has been implemented at Cusi or Mal Paso for sampling.

10.2.1	Downhole Deviation

Only about 33% (381) of the drill holes have downhole deviation surveys. Since 2014, when a survey tool was acquired by the mine, the majority of drill holes have been surveyed. Surveys are done using a Reflex deviation tool, at intervals ranging between 25 and 50 meters or as available due to drilling conditions. Deviations in the bearing (for non-vertical holes) average only 0.33 degrees but feature local significant deviations in excess of 15 degrees between intervals. Dip deviations range between - 0 degrees and 13 degrees, with an average of 0.48 degrees between intervals.

A significant number of the historic drill holes are relatively long, and their precise location is considered uncertain due to the lack of downhole deviation surveys. This contributes significantly to the uncertainty in the geological model as well as the resource estimation in certain mine areas. SRK has noted a select few cases where a drill hole which is not surveyed crosses very close to surveyed mine workings, and the vein intercept is offset 5 to 10 m from the projection of the structure using the channel samples and mine development. This offset, observed in areas where the mine workings are supposedly well surveyed, implies that the actual locations of the veins in non-surveyed drill-holes may be inaccurate to a similar degree.

Of the 776 drill holes which are not surveyed, the average length per hole is 179 m. This would indicate significant potential for deviation of these holes over these distances based on observed deviations in the surveyed holes. SRK noted that there are areas where the drill stations have probably been overused, rather than simply moving the drill to a new station which would take advantage of closer proximity to the targets. There may be some advantages to efficiency, cost, and accuracy of drilling if the rig is moved more frequently to new drill stations.

10.2.2	Core Recovery

Core recovery is assessed prior to logging and sampling. This is based on the percentage of an interval that is recovered into the core box compared to the expected length of the interval. Recoveries are generally very good at Cusi, and with an average of 95% in mineralized intervals.

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10.3	Interpretation and Relevant Results

SRK notes that Cusi is an advanced property with active mining ongoing.

Relationships between thicknesses of drilling intercepts and actual thicknesses in the mineralized veins underground have been confirmed through ongoing production. SRK does note that Dia Bras generally attempts to intersect veins in a perpendicular fashion through drilling but does not always accomplish this due to difficulty of position rigs from surface or underground. Selected veins are sometimes drilled near the plane of the structure, which may exaggerate mineralized intercepts thicknesses. SRK is not reporting thicknesses or grades of any of these structures.

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11	Sample preparation and analyzes and security

Section 11 of this Report is excerpted from various NI 43-101 Technical Reports on the Property, most recently the report prepared by SRK Consulting (U.S.), Inc. dated February 12, 2018. Excerpts from the Technical Report are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

11.1	Security Measures

Samples are collected by the logging technicians or geologists after being marked and labelled in core boxes. These are grouped into larger batches of 10 samples per reinforced sack, with a weight of no more than 25 kilograms.

Each sack is noted with the intervals contained, the hole ID, and the order number for the laboratory. Samples are stored on site, behind access-controlled gates, until such a time as they are to be taken to the relevant laboratory. Historically, this has been the Mal Paso Mill, a Dia Bras-owned mill facility, or ALS Chemex, an independent and ISO-certified laboratory with processing facilities in Hermosillo and analytical facilities in Vancouver, Canada. Since middle 2016 samples are sent to ALS and ALS only, but historically and now this decision was made after the sample was first sent to the Mal Paso Mill for analysis, with any positive results of interest warranting confirmation by ALS, utilizing the coarse reject material from Mal Paso, then ALS processes and analyzes the samples.

11.2	Sample Preparation for Analysis

The analytical history of the Cusi sampling is complex and includes various generations of analyzes between the nearby Mal Paso Mill and ALS. For samples assayed at ALS in Vancouver, drill core samples were prepared at the ALS prep lab in Chihuahua, Mexico. Upon receipt of samples, ALS dries the samples, records the received sample weight, and processes the samples as follows:

•	Core is crushed to 70% passing rate of 2 millimetres;
•	A 150-gram split is taken for pulp preparation; and
•	The split sample is pulverized to a pulp at 85% passing rate at 75 micrometres.

Upon receipt of samples from the mine or exploration team, the Mal Paso Laboratory also dries, weighs, and catalogs the samples. Drying times are 4 hours for channel samples and 8 hours for drill core. The current sample preparation procedures in practice at the Mal Paso mill are as follows:

•	Rock from core or channel is crushed to ¾ inch, then is placed in a cone crusher with the sample passing rate of 2 millimetres.
•	A split is taken from this crushed material for pulp preparation (200 g=mine samples; 400 g=core). Samples are dried again for 30 minutes.
•	Split samples are pulverized to a pulp at 90% passing rate 75 micrometres.

Previous technical reports have noted that the sample preparation procedures at Mal Paso differ from those at ALS. For samples historically assayed at the Mal Paso Mill, samples were crushed initially to 3.175-millimeter (1/8-inch) grain size, then further pulverized to 85% passing rate of 100 mesh (152-micrometer) or 150 mesh (104-micrometer).

SRK is aware that The Mal Paso lab has been working to improve and adopt procedures such as those utilized by ALS, currently Mal Paso Lab is crushing to 70% passing rate of 10 mesh, in order to fulfil same ALS process. Also, Mal Paso Mill has recently (2017) improved quality of crushed samples by using coarse blank and fine blank material (silica) to clean the crushers and pulverisers and control possible contamination.

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11.3	Sample Analysis

Sample analyzes have been performed variably at ALS and Mal Paso Mill. Historically, all samples have been analyzed at Mal Paso, with periodic checks of analyzes at ALS. This practice was deemed to be insufficient due to analytical and preparation inconsistencies in the Mal Paso Mill. Thus, a series of campaigns were run with the analyzes being entirely duplicated at ALS, with the findings showed significant differences between the two labs (SRK, 2017).

Currently, all drill core analysis supporting the mineral resource estimation is performed by ALS, although an initial analysis of the sample is done at Mal Paso to determine whether it is warranted to send to ALS or if the material is barren. The coarse reject from the initial crushing of the sample at Mal Paso is retained in case the sample needs to be analyzed by ALS. If the sample is analyzed at ALS, the coarse reject is submitted, and the remainder of sample preparation is completed at the ALS Chihuahua-Mexico facility. Final analysis is conducted at the primary laboratory in North Vancouver, BC, Canada.

SRK notes that the channel samples are still analyzed by the Mal Paso internal laboratory as this laboratory has a considerably better turnaround time on analyzes than ALS, which is critical for timely production decisions. The analytical techniques are appropriate for the mineralization. The analytical methods appear to be similar, but the Mal Paso laboratory has an extremely high lower limit of detection (20 g/t Ag). Most modern laboratories (such as ALS) have significantly lower limits of detection in the 1 to 5 g/t Ag range for ore grades. While this likely does not affect the results of the resource estimation, it should be noted that the methods used by Mal Paso may not be the same as ALS and may introduce a bias in comparisons made between labs (SRK, 2017).

At the ALS lab in Vancouver, several analytical techniques are employed for different generations of data. For primary analysis, pulverized samples are digested by aqua regia, followed by analysis for three metals (silver, lead, and zinc, collectively identified as “Limited Metals”) by inductively coupled plasma atomic emission spectroscopy (ICP-AES) under Method ICP41. A large portion of samples were analyzed for the entire suite of 35 metals by ICP-AES. A large portion of samples were also analyzed for gold by fire assay and atomic absorption (AA). For over-limit analysis, detections of silver, lead, and zinc that exceed the reporting limit of ICP41 are reanalyzed by an ore grade (OG) ICP-AES method, AA, or fire assay gravimetric methods (Table 11-1) (SRK, 2017).

Currently, pulverized samples are digested with concentrated nitric acid, after cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested again, then analyzed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP - AES) under Method ICP41a, High grade Aqua Regia ICP-AES.

For samples analyzed at the Mal Paso Mill, pulverized material is assayed for gold and silver by fire assay and base metals by plasma atomic emission spectroscopy. Reporting limits for assays at Mal Paso are summarized in Table 11-2. SRK notes that the reporting limits for the Mal Paso lab are inconsistent with industry norms for analytical precision for all known metals, and that this should be rectified in order to have better confidence in these analyzes. The uncertainty associated with stating material that may sit in the ranges of the lower limits of detection for Mal Paso allows for the possibility of the expectation for completely unmineralized material to have grades of 0.5 g/t Au and 20 g/t Ag, which would seem to have significantly more value than the actuals (SRK, 2017).

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Currently, ranges of the lower limits of detection for Mal Paso have not changed, but the lab now is using a number of standards for evaluation of different detection techniques.

Table 11-1: Analytical Methods and Reporting Limits for ALS

Metal	Initial Assay		Over-Limit
	Analytical Method	Reporting Limits (g/t)	Analytical Method	Reporting Limits (g/t)
Gold	AA23	0.005 to 10	GRA-21	0.05 to 1,000
Silver		0.2 to 100	OG-46	1 to 1,500
			GRA-21	5 to 10,000
		1 to 200	OG-46	1 to 1,500
Lead	ME-ICP41	2 to 1,000	OG-46	10 to 200,000
	ME-ICPa	10 to 50,000
Zinc	ME-ICP41	2 to 1,000	OG-46	10 to 600,000
	ME-ICP41a	10 to 50,000

Source: ALS Minerals Fee Schedule, 2016-2017

(1)	Me-ICP41 Multi-Element (Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W, Zn) Trace Level Method
(2)	Me-ICP41a Multi-Element (Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W, Zn) High Grade Method

Table 11-2: Analytical Methods and Reporting Limits for Mal Paso

Metal	Analytical Method	Lower Limit of Detection (g/t)
Gold	Fire Assay	0.5
Silver	Fire Assay	20
Lead	AES	8
Zinc	AES	8

Source: Sierra Metals (Dia Bras), 2017

11.4	Quality Assurance/Quality Control Procedures

In general, Sierra Metals has been drilling for the past ten years and has only recently (2013) instituted an industry standard QA/QC program. The QA/QC was abandoned for an extended period of time in 2014, resulting in a gap in the QA/QC monitoring. This was done by Dia Bras management to save costs (SRK, 2017).

Sierra Metals has documented the processes of the exploratory activities carried out in their projects, including some features that are part of an evaluation of quality but there is not a single document that compiles the QA/QC protocol that gives a guide to follow and maintain in the time.

A typical QA/QC program includes blanks, standard reference material and duplicates. The purpose is to submit sample with known values or properties which identifies sample mix ups, sample preparation contaminations, laboratory precision and accuracy and laboratory bias. Although there is no reason to assume the analytical data for Cusi is problematic, the lack of a consistent QA/QC program does reduce the confidence in the precision and accuracy of the analytical data (SRK, 2017).

The absence of insertion controls such as coarse blanks, fine duplicates and check pulp duplicates does not allow evaluate some parts of the sample process, as preparation, pulverizing and analyzing.

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In April 2017, SRK conducted a thorough review of the QA/QC procedures and performance at Cusi, using data to September 2016. The review process included auditing internal QA/QC charts prepared by Sierra Metals, as well as independent analyzes using data provided by the company for all QA/QC work completed since 2013 (SRK, 2017).

Although Sierra Metals maintains a QA/QC database, tracks the performance of duplicate, blank, and standard samples, and is aware of poor performance in some cases, no formal failure criteria have been developed. SRK noted that these “standards” do not adhere to the international reporting criteria of what a standard or certified reference material should be (SRK, 2017).

The review results for data 2014-2016 QA/QC monitoring at Cusi show significant failure rates or inconsistencies across all types of QA/QC, with these failures made all the more egregious by the fact that Dia Bras uses its own QA/QC materials for these tests, which feature standard deviations far in excess of industry-standard QA/QC (SRK, 2017).

SRK’s independent analyzes therefore included developing of a set of failure criteria for each type of QA/QC data and determining failure rates.

However, during the latter part of 2017 and in support of this report, Sierra Metals has been implementing some improvements, such as the consistent use of reference materials, as well as blanks, that have been certified by round robin analysis. Dia Bras has established failure criteria for QA/QC samples, is continuously monitoring their performance, and are obtaining good results for this program.

The insertion rate into the sample stream is established at a frequency of 1:20 for standards, 1:30 for blanks, and 1:50 for duplicates. This insertion rate is not reflected in the raw data because the insertion is made only in mineralized zones and is adjusted locally to account for particular observations in the core (i.e. insertion of blank material immediately after a mineralized vein to check for contamination). For 2017, the insertion rate was 4.4%. Table 11-3 presents the controls used and the total meters drilled per year.

Table 11-3: Historical Rate of Insertion of Laboratory Controls

	Insertion Rate	Prior 2013	2014	2015	2016	2017
Standards	1:20	114	98	49	101	83
Fine blanks	1:30 or 1:50	173	72	194	82	52
Coarse blanks	1:30 or 1:50	-	-	-	-	-
Coarse duplicates	1:30 or 1:50	No data available			-	-
Coarse duplicates	1:30 or 1:50	208	-	377	1,073	25
External duplicates	1:30 or 1:50	No data available			-	-
Total		525	170	620	1256	160
Meters Drilled		145,621	10,543	27,158	8,706	41,758

Source: SRK,2017

11.4.1	Standard Reference Materials (SRM)

Prior to 2013, a total of 144 standards were inserted into the sample stream at Cusi, in 2012. These standards were prepared internally by Sierra Metals. This data was not available to include in the charts evaluation (SRK, 2017).

Following the implementation of a more formal QA/QC program in 2013, Sierra Metals began inserting standards (either high grade, medium grade, or low grade) into the sample stream regularly at a rate of one standard per twenty samples. The standards are internal standards prepared at the Mal Paso mill, from material chosen for its similarity (mineralogical and in terms of appearance) to the samples from the Cusi exploration program. These standards were used until September of 2016 and are shown in Table 11-4 below.

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The definition of the grade of the standards does not fully consider the averages in the area.

Table 11-4: List of Internal Standards of the 2014-2016 Program

SRM	No. Samples	Ag (g/t)2SD	Pb (%)2SD	Zn (%)2SD	Period
Standard 1	21	703.3967.44	0.623 0.074	0.419 0.054	April-Sep 2016
Standard 2	142	185.66 23.446	0.364 0.018	0.614 0.076	2014 & April-Sep 2016
Standard 3	14	2,080 107.354	2.303 0.15	2.588 0.304	April-Sep 2016
Standard 4	68	75.852 6.784	0.242 0.052	0.464 0.122	2015 & May-Sep 2016
Total	245

Source: SRK,2017

SRK noted that the standard deviations used to define the failure criteria for standards were derived from the standards dataset and are higher than industry standard. Samples of each standard have been sent to three independent laboratories to define certified values for Ag, Pb, and Zn (ALS, SGM, and LIMSA); SRK noted that in most cases, the internally derived standard deviations are 2x to 3x higher than the standard deviations reported by external labs. This is not consistent with industry best practices for acceptable intra-lab performance. (SRK, 2017)

The results from internal standards used from 2014 to 2016 program are shown in charts for Ag, Pb and Zn on Figure 11-1.

Data has been examined for failures of each standard according to ± 3SD, defined by the Lab, Table 11-5. For all cases, the QA/QC is assessed on the basis of failures over time.

There is no documentation provided by Dia Bras regarding how failures of QA/QC are addressed, if the failures have been submitted for re-assay, or to find out the problem such as samples misnaming or mix-ups.

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INTERNAL STANDARDS 2014 to 2016

Ag (g/t)	Pb (%)	Zn (%)

Standard 1

Control Chart - STD 1 - Ag (g/t)
Assayed Ag (g/t)
Samples

Control Chart - STD 1 - Pb (%)
Assayed Pb (%)
Samples

Control Chart - STD 1 - Zn (%)
Assayed Zn (%)
samples

Standard 2

Control Chart - STD 2 - Ag (g/t)
Assayed Ag (g/t)
Samples

Control Chart - STD 2 - Pb (%)
Assayed Pb (%)
Samples

Control Chart - STD 2 - Zn (%)
samples

Standard 3

Control Chart - STD 3 - Ag (g/t)
Assayed Ag (g/t)
samples

Control Chart - STD 3 - Pb (%)
Assayed Pb (%)
samples

Control Chart - STD 3 - Zn (%)
Assayed Zn (%)
samples

Standard 4

Control Chart - STD 4 - Ag (g/t)
Assayed Ag (g/t)
samples

Control Chart - STD 4 - Pb (%)
Assayed Pb (%)
Samples

Control Chart - STD 4 - Zn (%)
Assayed Zn (%)
samples

Ag Data Value
Ag Expected
Ag+2σ
Ag-2σ
Ag+3σ
Ag-3σ

Pb Data Value
Pb Expected
Pb+2σ
Pb - 2σ
Pb+3σ
Pb-3σ

Zn Actual Value
Zn Expexcted
Zn+2σ
Zn-2σ
Zn+3σ
Zn-3σ

Source: SRK, 2017

Figure 11-1: Plots SRM Results for Ag, Pb, Zn for 2014 to 2016 Program

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Table 11-5: Failure Statistics for Cusi Standards, 2014-2016 Program

Failure Statistics - Ag
	Failure Criterion	Number of Failures	%Failure
Standard 1	3SD	4	19%
Standard 2	3SD	1	1%
Standard 3	3SD	3	21%
Standard 4	3SD	7	10%
Failure Statistics - Pb
	Failure Criterion	Number of Failures	%Failure
Standard 1	3SD	8	38%
Standard 2	3SD	77	54%
Standard 3	3SD	9	65%
Standard 4	3SD	14	21%
Failure Statistics - Zn
	Failure Criterion	Number of Failures	%Failure
Standard 1	3SD	1	5%
Standard 2	3SD	51	36%
Standard 3	3SD	6	43%
Standard 4	3SD	4	6%

In 2017, five new CRM (certified reference materials) have been procured and certified via round robin analysis for the current exploration programs. These CRM have been homogenized and packaged by Target Rocks Peru (S.A.) and the round robin conducted by Smee & Associates Consulting Ltd., a consultancy specializing in provision of CRM to clients in the mining industry.

Each CRM undergoes a rigorous process of homogenization and analysis using aqua regia digestion and AA or ICP finish, from a random selection of 10 packets of blended pulverized material. The six laboratories participating in the round robin for the Target Rocks CRM are:

•	ALS Minerals, Lima;
•	Inspectorate, Lima;
•	Acme, Santiago;
•	Certimin, Lima;
•	SGS, Lima; and
•	LAS, Peru.

The CRMs used in 2017 included 2 low-grade CRM (MCL-01 and MCL-02), 1 CRM of medium grade (PSUL-03) which represents the material associated with the sulfide zone, a high-grade CRM (MAT- 06) and a CRM (AUOX-10) to evaluate the Au values, associated with the Oxides zones.

Protocol include insertion of the high-grade MAT-06 CRM, and MCL-02 CRM with moderate grade, and AUOX-10 CRM which monitors grade of Au, but there is not enough information to evaluate their performance.

The means and between lab standard deviations (SD) are calculated from the received results of the round robin analysis, and the certified means and tolerances are provided in certificates from Smee and Associates. The certified means and expected tolerances are shown in Table 11-6.

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Table 11-6: CRM Expected Means and Tolerances – 2017 Program

CRM	No. Samples	Au (g/t)2SD	Ag (g/t)2SD	Cu(%)2SD	Pb(%)2SD	Zn(%)2SD
MCL-01	28	-	26.41.9	0.896 0.054	0.326 0.034	0.9880.07
MCL-02	8	-	40.8 3.40	1.581 0.084	0.653 0.05	2.490 0.09
MAT-06	5	-	469.0 13.0	2.530 0.12	7.750 0.40	7.980 0.46
PSUL-03	39	-	192.0 4.0	1.033 0.036	3.094 0.084	3.150 0.13
AUOX-10	3	3.24 0.16	850.0 34.0	-	-	-
Total	83

Source: SRK,2017

An evaluation for each CRM is conducted to evaluate performance and good practices of analysis for lab protocol. These are shown in Figure 11-2, Figure 11-3, Figure 11-4, and Figure 11-5. For MAT-06 (high grade CRM) and AUOX-10 final results for all samples has not been received the due to extended processing time for over-limit samples.

Figure 11-2: Plots MCL-01 CRM Results for Ag, Pb, Cu, Zn for 2017 Program

The CRM MCL-01 (low grade CRM) has good performance, with no noted failures, however it is important to note that the Cu, Pb, Zn have a strong generalized trend of values below the average. Figure 11-2.

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Figure 11-3: Plot AUOX-10 CRM Results for Au for 2017 Program

AUX-10 CRM (Au high grade) does not allow evaluation of the quality of analysis samples in the range of Au and Ag grades, because there are insufficient samples to perform an analysis. These are shown in Figure 11-3.

Figure 11-4: Plots PSUL-03 CRM Results for Ag, Pb, Cu, Zn for 2017 Program

Results of the high grade PSUL-03 CRM show a strong downward trend for the Ag, Cu and Pb, while the Zn presents an upward trend of the mean. Failures occur mainly in Ag, and some in Cu and Pb. There are no failures in Zn. In the failure summary table, the failure rate is observed for the recent QA/QC. There is no information of corrective actions documented for these failures, such as reviewing the causes of the failures or re-assays of the CRM that failed and the samples around it. Figure 11-4.

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11.4.2	Results

The results for the 2014-2016 QA/QC monitoring at Cusi showed significant failure rates or inconsistencies across all types of QA/QC, with these failures made all the more egregious by the fact that Dia Bras used its own QA/QC materials for these tests, which feature standard deviations far in excess of industry-standard QA/QC standards. A summary of the failures for the internal Dia Bras standards is shown in Table 11-7. SRK notes that new commercial standards have been acquired recently by Dia Bras for the 2017 drilling.

Table 11-7: Failure Statistics for Cusi Standards, 2014-2016 Program

Failure Statistics - Ag
	Failure Criterion	Number of Failures	%Failure
Standard 1	3SD	4	19%
Standard 2	3SD	1	1%
Standard 3	3SD	3	21%
Standard 4	3SD	7	10%
Failure Statistics - Pb
	Failure Criterion	Number of Failures	%Failure
Standard 1	3SD	8	38%
Standard 2	3SD	77	54%
Standard 3	3SD	9	65%
Standard 4	3SD	14	21%
Failure Statistics - Zn
	Failure Criterion	Number of Failures	%Failure
Standard 1	3SD	1	5%
Standard 2	3SD	51	36%
Standard 3	3SD	6	43%
Standard 4	3SD	4	6%

The 2017 performance of the QA/QC was considerably improved from previous efforts It can be said that the reference materials with sufficient samples to evaluate exhibit satisfactory performance as shown in Table 11-8.

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Table 11-8:Failure Statistics for Cusi CRM’s – 2017 Program

Failure Statistics - Ag
	Failure Criterion	Number of Failures	%Failure
MCL-01	3SD	0	0%
PSUL-03	3SD	9	23%
Failure Statistics - Pb
	Failure Criterion	Number of Failures	%Failure
MCL-01	3SD	0	0%
PSUL-03	3SD	3	8%
Failure Statistics - Zn
	Failure Criterion	Number of Failures	%Failure
MCL-01	3SD	0	0%
PSUL-03	3SD	0	0%
Failure Statistics - Cu
	Failure Criterion	Number of Failures	%Failure
MCL-01	3SD	0	0%
PSUL-03	3SD	1	3%

11.4.3	Blanks

Prior to 2013, 173 blank samples were inserted into the sample stream at Cusi, also in 2012. These data results are not available. (SRK, 2017)

The blank samples were prepared internally by Sierra Metals from pulverized andesite presumed to be unmineralized.

Previous technical reports note that for gold, 97% of blank assays complied with acceptance criteria (values less than or equal to 5-times the ALS reporting limit); however, silver and lead performed less well (67% and 68% compliance, respectively), and for zinc, all blank assays exceeded the acceptance criteria. Gustavson (2014) concluded that unexpectedly high values for blank samples did not appear to be caused by carryover of the preceding sample and suggested that the andesite was in fact mineralized. Based on this result, it was recommended that Sierra purchase commercially prepared blank samples. (SRK, 2017)

Since 2013, Sierra Metals has inserted blanks into the sample stream regularly, at a rate of one blank per every 30 to 50 samples. Blanks continue to be prepared internally from pulverized andesite. Data prior 2014 is not available. (SRK, 2017).

The results of SRK’s QA/QC review (2014-2016 program) show generally poor performance for blank samples, particularly for Pb and Zn. Many blank samples for these elements report values above 10x the lower limit of detection. Although the failure rate for Ag is 1%, the lower limit of detection for Ag at the Mal Paso mill is 20 g/ton, significantly higher than at most commercial laboratories. SRK noted that although Sierra Metals tracks the performance of blanks at the mill (Figure 11-5), their results are compared to the standard deviation of the entire dataset for each element as opposed to the lower limit of detection for each element. The blanks dataset generally exhibits high standard deviation and it is SRK’s opinion the performance of blanks is exaggerated in Sierra Metals’ internal QA/QC review as a result. SRK agrees with Gustavson’s (2014) conclusion that internally prepared “blank” material at Cusi may not be unmineralized. (SRK, 2017)

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Figure 11-5: Blank Analysis for Ag, Pb and Zn. 2014-2016 Program

In 2017, a new blank was certified which limits of detection for the different elements are shown in Table 11-9. This blank consists of barren limestone selected by the project geologists. The failure criteria for blanks is roughly +2SD of the mean of the blanks and is shown in Table 11-10.

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Table 11-9: Failure Statistics for Cusi Blanks

Failure Statistics - Ag
	Failure Criterion	Number of Failures	%Failure
Blanks	>10xLLD	4	1%
Failure Statistics - Pb
	Failure Criterion	Number of Failures	%Failure
Blanks	>10xLLD	235	685
Failure Statistics - Zn
	Failure Criterion	Number of Failures	%Failure
Blanks	>10xLLD	139	405

Source: SRK 2017

Table 11-10: Reporting Limits for Blank 2017

Metal	Lower Limit of Detection (g/t)	Acceptance limit (2SD)
Ag	<1 ppm	1 ppm
Pb	<0.005%	0.010%
Zn	<0.001%	0.010%

The new Blank exhibits good performance. There is only one failure out of 52 blanks for Ag, with a high anomalous value of 3 ppm Ag. This could be a mix-up or should be addressed by re-assaying samples around the failure blank including the failure and report to the lab. These are shown in Figure 11-6.

Figure 11-6: Blank Analysis for Ag, Pb and Zn – 2017 Program

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SRK noted that the 2014-2016 intra-lab check analyzes show a general agreement, which is encouraging. This agreement is only when evaluating the assays >20 g/t Ag, which is the Mal Paso lower detection limit. In comparison of those assays above 20 g/t Ag, ALS reports average grades that are slightly higher than Mal Paso for all metals, but which generally agree. This would indicate that the Mal Paso Mill may be under-reporting grades in general, which may not be easy to perceive given the elevated lower limit of detection. (SRK, 2017)

Data from core duplicates insert during 2015-2016 program is evaluated using scatterplots using as a limit acceptance ±30%.

Poor performance is observed, and failures occur throughout all ranges of grades, Figure 11-7. The scatter plot shows a bias towards Mal Paso when compared to ALS. The bias averages 25% lower than ALS.

Figure 11-7: Core Duplicates Analysis for Ag (g/t) – Mal Paso vs ALS. 2015 to 2016 Program

A high percentage of failures is observed for duplicates in Pb, following the acceptance limit of ±30%, with a bias slightly towards Mal Paso. This bias is driven predominantly by grades greater than 20% Pb. This is shown in Figure 11-8.

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Figure 11-8: Core Duplicates Analysis for Pb – Mal Paso vs ALS – 2015to 2016 Program

There is no definite trend for Zn between the two laboratories for all grades, but there is a slight bias or bias towards Mal Paso. This is shown in Figure 11-9.

Figure 11-9: Core Duplicates Analysis for Zn – Mal Paso vs ALS – 2015 to 2016 Program

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In 2017, Sierra Metals continues with insertion of duplicates, but only core duplicates. A total of 25 core duplicates have been included, which does not allow for adequate monitoring of sampling precision.

This type of duplicate should be assayed at the same time as the normal samples. Sierra Metals is sending core duplicates to a secondary lab, which adds differences caused by laboratory drift, instrument set up etc., therefore these duplicates may be of limited use in determining sampling precision and sample representativity.

In the case of core duplicates, ideally these should be similar in mass to a normal sample, should be taken as ½ half core as a duplicate and the other half as an original simple. SRK notes that quarter core can be difficult to sample correctly, especially if mineralization is controlled by structure. In this case, this procedure is likely adding more variability to the results and the sampling precision would be compromised.

The 2017 data have been plotted, using a general rule of differential limits according to the type of duplicate, as follows: pulp duplicates is 10%, coarse reject duplicates is 20% and for the data available in this case of core duplicates is 30%. This is shown for Ag in Figure 11-10, Figure 11-11, Figure 11-12.

Figure 11-10: Core Duplicates Analysis for Ag – 2017 Program

A total of 25 core duplicates have been inserted, with 9 samples with Ag grade below the detection limit of Mal Paso, which does not allow comparison with ALS. Considering the remaining 16 samples, only 2 failures were observed using 30% acceptance limit.

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There are very few samples to graph in order to evaluate precision, but in general good performance is observed. The proper insertion frequency is not being performed or the insertion rate of duplicates was recently resumed.

Considering a total of 25 core duplicates, 4 failures are observed for Pb, using 30% acceptance limit, with a 16% failure rate with a trend towards ALS Duplicate, shown in Figure 11-11.

Figure 11-11: Core Duplicates Analysis for Pb – 2017 Program

Considering a total of 25 samples, good performance for Zn is observed, with only one failure based on a 30% acceptance limit, with a 4% failure rate, shown in Figure 11-12.

Figure 11-12: Core Duplicates Analysis for Zn – 2017 Program

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11.5	Opinion on Adequacy

In previous evaluations of the QA/QC program, it has been indicated that inconsistencies are observed in the performance of the blanks, standards and duplicates, mainly explained by failures in the Mal Paso laboratory.

Some improvements have been made in the Mal Paso lab where the crushing and analysis is performed to select the core samples to be send to ALS. The lab does not fulfil all the requirements of an ISO certified laboratory. The preparation and quality control of the samples have shown good performance on the new blanks, reference materials and duplicates.

All the core sample preparation process of samples supporting the mineral resource estimation should be done in an ISO-certified laboratory such as ALS Minerals and avoid using Mal Paso lab for the crushing process.

Additionally, the use of new certified standards and blanks gives greater reliability to the processes monitoring preparation and analysis of samples in the laboratory, and this is reflected in the results of the CRM, which indicated good performance of the analysis procedures, where all samples returned grades within the accepted limits.

In spite of the progresses, it is recommended to improve the insertion rate of the controls, because the available controls are insufficient to make a real evaluation of the precision and accuracy in all the ranges of grades present in the area.

Different types of controls as part of a typical QA/QC protocol on the mining industry are not being used consistently, such as coarse duplicates, fine duplicates and external intra-lab duplicates, which are important in order to monitor the sampling processes.

SRK recommends that Dia Bras improve the insertion rates of QA/QC, implement all the corrective actions on the failures and include other control samples as noted above.

It is also suggested to carry out a QA/QC training of the exploration team of Cusi to clearly understand the objectives and the concepts behind the quality control and quality assurance procedures.

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12	Data verification

Section 12 of this Report is excerpted from various NI 43-101 Technical Reports on the Property, most recently the report prepared by SRK Consulting (U.S.), Inc. dated February 12, 2018. Excerpts from the Technical Report are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

12.1	Procedures

The data supporting the mineral resource estimation for Cusi has been validated in a number of ways by previous workers as well as SRK. Detailed descriptions of these validations are found in Gustavson’s 2014 report and are material to the consideration of the deposit as a whole. Since these validations were performed, SRK notes that Cusi has implemented marked improvements in things like the location of drill holes and downhole surveys, which were issues in previous reports.

SRK visited the mine in 2016 and 2017 and was able to access the mine workings, reviewing estimated vein thicknesses and grades in the mine and finding them appropriately stated. In addition, SRK witnessed the collection of channel samples as well as underground drilling at Cusi and noted these to be consistent with industry standards.

12.1.1	Database Validation

As a part of this mineral resource estimation, SRK also reviewed the drilling database against ALS Minerals assay certificates. In 2016, a selection of ALS analytical certificates was selected at random from the files provided to SRK by Dia Bras, and these were compared back to the drilling database. This represented a total number of samples of 1,467, which only represents about 2.6% of the drilling database. SRK does note that all samples reviewed from the certificates matched the database exactly. In 2017, an additional random selection of 350 sample analyzes was checked by SRK and 100% of the results matched the database used for the estimation.

In 2016, and due to the historic performance of the QA/QC and the intra-lab data between ALS and Mal Paso, SRK recommended that a series of re-analyzes were run in areas which were judged to be critical to the mineral resource work completed in that year. The purpose of this was to obtain a separate selection of samples, taken from core or coarse reject material that could be submitted to ALS (and hadn’t been previously) along with appropriate QA/QC to support the mineral resource where previously the only support had been from Mal Paso. In total, this small program featured 233 samples from various areas of Cusi, across grades ranging from 0.2 g/t Ag to over 3,700 g/t Ag. Duplicates, blanks and standards were submitted with these samples, and show reasonable performance across all grade ranges. However, the intra-lab check samples did not show close agreement to expectations for the analysis quality and data between labs. For this small subset of samples, Mal Paso reported an average Ag of 142 g/t Ag compared to 111 g/t Ag from ALS. Although some of this is related to the Mal Paso lab’s inability to report grades less than 20 g/t Ag, there are several intervals where Mal Paso reported very high grades, in excess of 500 g/t Ag, where ALS reported less than 20 g/t Ag. Although it is also possible that this is related to the highly variable nature of the mineralization at Cusi and its representation in split core halves, SRK would expect an average that is more similar between the two labs. SRK does note that, in general, the higher-grade samples occurring in a sequence of similar samples are repeated between the labs.

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12.2	Limitations

No external auditor or consultancy, including SRK, has validated 100% of the database to date with independent samples or third-party laboratory checks.

12.3	Opinion on Data Adequacy

SRK notes that the database validation against provided certificates shows excellent agreement, but that the results of the intra-lab comparison carried out in 2016 showed significant variation. This combined with other factors such as the lack of consistent down hole deviation make the data sufficient for reporting of Indicated and Inferred resources only in most of the areas.

The drilling campaign performed in 2016 and 2017 was focused in SRL - San Nicolas and in select parts of Promontorio group of veins, and was developed using improved QA/QC procedures, and appropriate down hole deviation measurements. Some of the resources In SRL veins were classified as Measured in this study. The other areas of the project do not include Measured resources due to the data confidence issues mentioned previously.

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13	Mineral processing and metallurgical testing

Section 13 of this Report is excerpted from various NI 43-101 Technical Reports on the Property, most recently the report prepared by SRK Consulting (U.S.), Inc. dated February 12, 2018. Excerpts from the Technical Report are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

13.1	Testing and Procedures

Cusi’s Mal Paso mill facilities include a metallurgical laboratory. Sampling and testing is executed on an as-needed basis to support the industrial scale operation. No detailed metallurgical test work results are available for the areas being mined.

13.2	Recovery Estimate Assumptions

13.2.1	2015 January to 2016 August

Metallurgical performance at Mal Paso shows a steady improvement in the 2015 January to 2016 August period. While initially producing lead concentrate only, Mal Paso started a separating and producing zinc concentrate since 2015 December.

Metal recoveries to lead concentrate (Figure 13-1) appear consistent with an upward trend for the period in question as follows:

•	Lead metal recovery initially in the 75% to 80% range has improve to values ranging from 80% to 88%. Lead grade in concentrate has been improved over time and is approaching 40% which is in the lower end of a typical commercial quality lead concentrate.
•	Silver metal is preferably deported to lead concentrate reaching recovery ranging from 70% to 80%. For the period in question, silver grade in lead concentrate is ranging from approximately 3,000 g/t to 7,000 g/t.
•	Other metals in lead concentrate include gold with concentration ranging approximately between 4 g/t to 7 g/t which is above the typical payable grade in lead concentrates. Since Cusi started producing zinc concentrate, zinc metal concentration in lead concentrate ranges between 6% and 10% which is possibly translating to a penalty. No deleterious metals are present in concentrations high enough to translate into penalty payments.

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Figure 13-1: Lead Concentrate Tonnes and Grade

Deportment of metals to zinc concentrate (Figure 13-2) shows zinc recovery ranging approximately from 30% to 50% and reaching grade consistently above 50%.

Silver deportment to zinc concentrate is in the range of 1% to 3% and its grade reaches 300 g/t to 560 g/t which is within commercially payable range.

Figure 13-2: Zinc Concentrate Tonnes and Grades

Based on the performance of the Mal Paso Mill in 2016, the projected production from the mill in 2017 is as summarized in Table 13-1. SRK notes that this information is provided by Dia Bras and is based on actual recoveries from the existing mine, projected using the expected tonnes and grades from their operational plan. SRK notes that the head grade for Au is more than 2X less than the lower limit of detection for the Mal Paso analytical laboratory.

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Table 13-1: Projected Metallurgical Balance for Mal Paso Mill - 2017

Metallurgical Balance			Assays				Recovery %
Type	Tonnes	%	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au	Ag	Pb	Zn
Head	221,000	100	0.18	184.3	0.89	1.04	52.04	74.07	81.00	59.26
Conc. Pb	6,305	2.85	3.21	4,785.3	25.38	5.00
Conc. Zn	2,718	1.23	0.50	350.0	1.26	50.00
Final Tails	211,977	95.92	0.08	45.3	0.16	0.29

Source: Dia Bras, 2017

13.2.2	January to December 2017

During the second half of 2017, the Dia Bras metallurgical team implemented the following improvements in the processing plant:

•	Material classification in the primary crusher stockpile to reduce variability of the mineralized material;
•	Use of minimal lime dosing in the mill to improve the absorption of the chemical reagents;
•	Enhance of the water use in the milling process to raise the milling grade above the 60% minus 200 mesh;
•	Reagents dosing in the rougher-scavenger flotation stage.

These changes resulted in better metallurgical recoveries for the mineralized material mined at Cusi. The Table 13-2 presents the Cusi metal recoveries obtained in the plant for the period January-December 2017.

Table 13-2: Cusi Metallurgical Recoveries – January – December2017

Product	Metallurgical Recovery (%)
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Ag	58.74	66.26	58.98	61.94	67.03	60.31	79.42	83.6	82.97	86.17	86.62	87.36
Pb	75.97	84.63	81.91	83.21	71.22	69.17	79.33	86.29	84.82	87.79	89.8	86.99
Zn	24.2	53.65	34.8	48.51	34.93	46.42	47.83	55.8	48.81	52.47	47.73	36.38
Au	51.1	63.95	61.12	58.06	65.68	59.1	50.32	58.01	58.53	61.58	56.06	59.27

Source: Dia Bras, 2017

The average recoveries in 2017 were 58.41% for Au, 70.34% for Ag and 81.14% for Pb. The average grades of the Lead concentrate were 4.88 g/t Au, 3,949 g/t Ag, 29.41% Pb and 8.74 % Zn.

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14	Mineral resource estimates

Section 14 of this Report is excerpted from various NI 43-101 Technical Reports on the Property, most recently the report prepared by SRK Consulting (U.S.), Inc. dated February 12, 2018. Excerpts from the Technical Report are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

The mineral resource is effective August 31st, 2017.

The estimation presented in this report is an update of the previous estimation carried out by SRK. The new drilling was primarily focused on the area of SRL – San Nicolas area and some few holes intersected few mineralized structures of the Promontorio Area. The veins were re-modelled by the geology staff of Dia Bras using the new data to update the 3-D geological model.

The previous estimation was completed by Matthew Hastings, Senior Consultant, SRK Consulting (U.S.) Inc. conducted the resource estimation for the San Juan vein. Bart Stryhas, Principal Consultant, SRK Consulting (U.S.) Inc., conducted the resource estimation for the Santa Eduwiges veins, andelaria veins, and Durana veins. This was done using a combination of mining software including Leapfrog Geo™, Maptek Vulcan™, and statistical analysis software such as Snowden Supervisor™ and X10 Geo™. Methods and validations for these estimations are detailed in the previous 2017 technical report and are not necessarily detailed herein.

Giovanny Ortiz, Associate Geologist of SRK Consulting (U.S.) conducted the updated the resources for August 31, 2017 for the SRL veins (SRL, SRL_ALT_1, SRL_ALT_2, SRL_ALT_3 SRL_ALT_4 and SRL_ALT_5), San Nicolas vein, and the mineralized structures of the Promontorio area. The methodology and validations for this update are summarized below and are similar to those provided in the previous technical report.

14.1	Drill hole Database

The drilling and channel sample databases are kept in separate Microsoft Excel files with six tabs for drill collars, surveys, lithology, geotechnical parameters, geochemistry, and assays. The lithologies logged are used in combination with the assay data to identify mineralization for the geologic model. Geotechnical parameters are recorded for drilling and features rock quality designation (RQD), and recovery. Both geochemistry and assays feature the analyzes for the primary elements to be reported at Cusi (Ag, Au, Pb, Zn), but the assays feature only these assays plus Cu, Fe, and Mn. The geochemistry table also features other elements that have been analyzed for a small percentage of samples for other purposes.

The drill hole and channel assay database was provided to SRK by Dia Bras on November 15, 2017. It features both drilling and channel samples which are updated to August 31 of 2017. The final database contains over 65,000 assays from drilling and over 36,000 from channel sampling. The two data sets have been merged for the purposes of statistical analysis and estimation. The distribution of samples between types and elements is summarized in Table 14-1.

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Table 14-1: Summary of Sample Counts by Type

Element	Drill Assays	Channel Assays
Ag	65,563	38,684
Au	50,912	36,956
Pb	65,039	39,797
Zn	65,633	39,796

Source: SRK, 2017

The database features incomplete analyzes for Au compared to the other elements, which are relatively consistently analyzed for all intervals. The reason for the partial Au assays is unclear but is likely related to older analyzes not using fire assay or inability to transcribe from historic assay sheets. SRK assigned a value of 0.001 to any element with missing assays. Cu is also partially assayed at Cusi, but features comparably fewer missing assays than the Au, and is generally quite low grade. Cu was not used in the estimation for Cusi.

SRK notes that the database contains several drill holes that have no assay intervals due to lost data or other doubts regarding data accuracy. In some cases, Dia Bras has used these to guide the geology model, but they have been ignored for the purposes of the estimation. Any other missing or unsampled intervals in the drilling are given a value of 0 for all elements, on the assumption that the geologists logging did not identify any mineralization or alteration of interest in the rock. SRK notes that, due to the aforementioned inaccuracy of some of the unsurveyed drilling, that these unsampled intervals may cut through historic areas of production and would artificially bias the grades low.

14.2	Geologic Model

The updated three-dimensional wireframe models for the Cusi veins were constructed by Dia Bras using Leapfrog Geo™ software. SRK reviewed the Leapfrog project files. The geology models are developed on a combination of geology codes and Ag grades, and effectively are built using hanging wall and footwall surfaces derived through selection of these points in the drilling and channel sample database, with subsequent interpolation of the points into 3D surfaces and volumes.

There are five mineralized areas within the greater Cusi area (Figure 14-1), defined based on similarity of mineralization or orientation of structures. These areas were used to define capping limits, on the assumption that all mineralization within the area is related to the same processes, based on the crosscutting relationships of the veins. Within these areas, the geologic model defines 33 separate structures or stockwork zones (in the case of Azucarera), all of which are considered discrete domains for the purposes of resource estimation. The volumes defined in the geologic model serve to constrain and guide the estimation. Descriptions of the areas, resource domains, and general geology are summarized in Table 4-1.

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Examples of the geology models are shown in Figure 14-2, Figure 14-3, and Figure 14-4.

SRK notes that the surveyed channel samples play a critical role in modelling of the mineralized structures. Where an unsurveyed drill hole intercept does not align with the projection of the vein from nearby channel samples, the drill hole intercept is ignored in favour of the geometry from the mine workings. Dia Bras and SRK agree the working are more accurate than the drilling in these cases. The net result of this is improved and valid vein geometries but locally includes samples within the vein that may not be within the vein due to the deviation from the drill hole that was not measured. This generally occurs in the vicinity of previous production as all new drill holes are being surveyed and appear to track well with the projection of the veins from the mine workings.

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Figure 14-1: Plan View of Areas within Cusi District

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Table 14-2: Project Areas and Resource Estimation Domains

Area	Veins	Description
Promontorio	Alto El Gallo Bajo L El Gallo El Gallo Bajo H	Anastomosing sequence of NE-trending steeply dipping veins, locally appearing stacked or sheeted. Numerous crossings and truncations within the sequence. Locally featuring extraneous stockwork zones or splay structures, which may not be defined in drilling. The Azucarera domain is a stockwork zone which has been accessed by workings and appears to be related to the intersection of multiple structures. Truncated to the north and south by the SRL and San Nicolas structures respectively. Explored extensively through drilling and exploration/development drifts. Primary production source.
J K K’ L L’
Promontorio V1 V2 VBP Azucarera San Juan
Eduwiges	San Antonio San Bartolo Santa Marina Mexicana Milagros Milagros Ramal 1 Moctezuma Portilla

Series of moderately to steeply dipping veins with variable strike trends.

Thicknesses vary dramatically. The majority trend NE similar to Promontorio, but local cross structures are orthogonal. Some structures appear to be related to the trend of the San Nicolas vein, while others are perpendicular and appear to cross San Nicolas. All appear truncated by the SRL structure to the north. Extensively explored through drilling and exploration/development drifts. Primary production source.

San Nicolas	San Nicolas SRL SRL_Alt_1 SRL_Alt_2 SRL_Alt_3 SRL_Alt_4 SRL_Alt_5	Two anastomosing NW/SE trending, steeply-dipping structures with the most significant strike length of the modeled veins. Appear to truncate most structures, although others have been demonstrated to cross San Nicolas with small (5 to 10 m) offsets. Significant potential for exploration and addition of resources. Features drilling and limited channel sampling along development drifts. Primary production source.
La India	Candelaria 1 Calendaria 2 Durana Durana Ramal 1 Durana Ramal 2 20 de Noviembre	Two sets of variable thickness and orientation veins with NW/SE trends (Durana) and NE/SW trends (Candelaria) to the extreme south of the project. Although generally lower grade, there are selected areas of very high-grade mineralization noted. Exploration is not as extensive as other areas, and is based almost exclusively on drilling. No production of note.
La Gloria	Minerva	Anasotomosing NE/SW trending steeply-dipping vein to the south of theSan Nicolas vein. Dominantly explored via exploration drift. Limitedproduction.

Source: SRK,2017

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Figure 14-2: Oblique View of Cusi Geological Model

Figure 14-3: Oblique View of the Cusi Geological Model, Looking East

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Figure 14-4: Northeast Cross-Section Through the Cusi Geological Model, Showing Complex Vein Interactions

14.2.1	Domain Analysis

SRK considered each vein its own domain for the purposes of statistical analysis and estimation. As shown in Figure 14-5, the number of samples per vein domain are highly variable, influenced largely by the amount of channel sampling in development along structures.

Figure 14-5: Sample Count by Vein Domain

The individual resource domains also feature a wide range of grade distributions. The mean grades for each element by vein are shown in Table 14-3. As shown, Ag is the obvious and most dominant contributor to the economic value of the mineralization. Veins in the Eduwiges area commonly feature more base metals than others.

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Table 14-3:Grade Means by Structure

Name	Mean Ag	Mean Au	Mean Pb	Mean Zn
All	233.1	0.30	0.81	0.86
Alto El Gallo San Antonio Azucarera Bajo L San Bartolo	125.0 229.3 288.5 134.7 271.4	0.02 0.20 0.10 0.05 0.32	0.13 1.58 0.28 0.19 1.56	0.22 1.92 0.31 0.23 1.06
Candelaria 1 Candelaria 2 Durana Durana Ramal 1 Durana Ramal 2	123.4 153.6 63.7 132.3 156.8	0.06 0.19 0.04 0.07 0.06	0.25 0.58 0.15 0.02 0.05	0.38 1.07 0.16 0.01 0.02
El Gallo El Gallo Bajo H J San Juan	270.1 269.2 204.0 177.0 152.2	0.50 0.17 0.10 0.04 0.35	0.34 0.29 0.29 0.20 0.11	0.40 0.35 0.29 0.27 0.13
K K’ L L’ Santa Marina	276.9 195.6 371.5 145.0 201.2	0.09 0.08 0.12 0.07 0.31	0.42 0.21 0.32 0.26 1.29	0.42 0.22 0.34 0.32 1.06
Mexicana Milagros Milagros Ramal 1 Minerva Moctezuma	160.1 220.9 133.0 93.9 150.3	0.36 1.62 0.52 0.22 0.22	1.16 1.28 0.85 0.08 3.05	1.77 1.67 1.30 0.04 2.93
San Nicolas 20 de Noviembre Portilla Promontorio	292.4 45.3 301.4 233.3	0.27 0.02 0.33 0.08	0.48 0.22 1.72 0.36	0.45 0.27 1.37 0.33
SRL SRL_ALT_1 SRL_ALT_2 SRL_ALT_3 SRL_ALT_4 SRL_ALT_5 V1 V2 VBP	247.4 203.8 160.9 216.5 340.1 103.9 165.4 136.2 145.8	0.22 0.14 0.20 0.20 0.12 0.04 0.03 0.08 0.20	0.66 0.39 0.23 0.98 0.26 0.19 0.28 0.47 0.34	0.84 0.37 0.26 0.48 0.38 0.15 0.29 0.48 0.40

Source: SRK, 2017

14.3	Assay Capping and Compositing

In order to minimize the variance in the estimation due to inherent variability in grade distributions within domains and provide a more homogenous data set for estimation, SRK used capping of high grades as well as compositing of sample lengths.

14.3.1	Outliers

SRK limited high grade outlier samples by capping the maximum grades for each area and limiting samples above the cap to the grade of the cap. Capping analysis was done on the raw sample data, evaluating each data set by relevant area of mineralization and using only the assayed samples. Capping was not reviewed for every individual vein, as the paucity of sampling for many of the veins did not yield appropriate populations for statistical analysis. Thus, areas of the model were selected for similarity in mineralization style, orientation, and other parameters that would suggest that the grouped veins were related to a single mineralizing event.

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After the data was grouped by these areas, SRK generated log probability plots (to assess the frequency at various grade ranges and evaluate continuity, changes in slope, and other factors that would indicate high grade sub-populations within the domained assay data. As these were identified, sample plots were generated within the domained areas to determine if any high-grade continuity could be developed and modeled. In the case of Cusi, the veins are considered highly variable and no significant high-grade chutes or zones within the structures were modelled separately. Using the probability plots and statistics of the capping (i.e. percentages of data capped, impact of capping on CV/Mean, total metal lost to capping, etc.) SRK selected appropriate capping limits for each of the areas, as shown in Table 14-4

Examples of the capping analysis can be seen in Figure 14-6 and Table 14-5.

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Table 14-4: Capping Limits Utilized for the Cusi MRE

Area	Capping Limit
	Au (g/t)	Ag(g/t)	Pb (%)	Zn (%)
Promontorio	3.25	4,000	7	6
Santa Eduwiges	15	4,000	18.5	19
San Nicolas – SRL	3.8	4,058	5.3	6.8
La India	0.5	750	3	4
La Gloria	2.3	500	0.42	0.31

Source SRK,2017

Figure 14-6: Example Log Probability Plot – San Nicolas – SRL – Ag

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Table 14-5: Example Capping Analysis – San Nicolas – SRL - Ag

Cap	Capped	Percentile	Capped%	Lost%	CV%	Count	Max	Mean	CV
N.A.	N.A.	100%	0.005	N.A.	N.A.	2590	7,319.659	265.546	1.89
6,119.3	3	99.94%	0.10%	0.27%	1.30%		6,119.336	264.963	1.87
5,318.8	6	99.84%	0.20%	0.70%	3.10%		5,318.794	263.948	1.83
4,719.5	7	99.80%	0.30%	1.20%	5.10%		4,719.484	262.746	1.79
4,057.8	10	99.70%	0.40%	2%	7.70%		4,057.849	260.936	1.74
3,710	12	99.64%	0.50%	2.50%	9.30%		3,710	259.718	1.71

Source: SRK, 2017

 Red = Capping Limit

14.3.2	Compositing

SRK evaluated the sample lengths within the mineralized domains defined by the geological model. The mean sample length within the mineralized domains is 0.68 m, with a maximum sample length of 8.2 m. The mean sample length above the 97.5% percentile is 1.5 m. SRK examined the relationship between sample length and Ag grade to determine if there were significant populations of high grade samples that were greater than 1.5 m. The overwhelming majority of samples with significant grade are in samples where the length is less than 1.5 m as shown in Figure 14-7. SRK notes that there are very few samples that would be affected by a compositing length of 1.5 m that would in turn affect the estimation.

A histogram distribution of sample lengths (Figure 14-8) within the mineralized domains shows that the relative percentages of sample lengths above the 1.5 m composite length is very small. SRK selected a nominal composite length of 1.5 m, retaining short samples for use in the estimation. Any bias due to short samples is handled using length-weighting during the estimation.

Figure 14-7: Scatter Plot of Length vs. Ag

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Figure 14-8: Histogram of Sample Lengths

14.4	Density

Bulk densities are assigned on the basis of the results of specific gravity samples analyzed by the Servicio Geologico Mexicano (SGM) on behalf of Dia Bras. The 11 samples were taken from various areas throughout the Promontorio and Santa Eduwiges areas, but are considered by Dia Bras geologists to be representative of the material types in mineralized areas of all of the Cusi veins. Samples were ground to 100% passing -100 mesh (150 microns) and were analyzed via the use of a pycnometer using ethanol as a solution. Distilled water is used as a reference (0.99712 g/cm3) in the evaluations. The results of this analysis are presented in Table 14-6.

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The average density of the samples is 2.73 g/cm3, and this density was flagged into the block model for use in the resource calculations.

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Table 14-6: Results for Density Analyzes

Sample ID	Stope	Area	Vein	Level Elevation	Density (g/cm3)
1	REB 668	Promontorio	San Nicolas	8 1850	2.71
2	REB 9461	Sta. Eduwiges	Moctezuma	13A 1801	2.98
3	REB 9400	Sta. Eduwiges	Veta B	13 1839	2.69
4	REB 9315	Sta.Eduwiges	San Antonio	15 1769	2.99
5	REB 627	Promontorio	El Gallo	8 1865	2.66
6	REB 9306	Sta. Eduwiges	Sta. Marina	13 1817	2.78
7	REB 786	Promontorio	Promontorio	6 1910	2.68
8	REB 9400	Sta. Eduwiges	Riodacita	12 1839	2.57
9	REB 652	Promontorio	Gallo Black	6 1930	2.63
10	REB 1024	Promontorio	Promontorio	10 1910	2.68
11	Reb 1024	Promontorio	Promontorio	10 1910	2.67
Average					2.73

Source: Dia Bras, 2017

14.5	Variogram Analysis and Modelling

Previous efforts have noted issues with production of good variograms sufficient for informing kriging equations, and SRK’s efforts produced similar results. As has been described previously, the inherent local variability in the mineralization and the complex relationships between the veins make assessing continuity through the use of geostatistics very difficult. In addition, the level of domaining that has resulted in the definition of the individual veins means that there are fewer samples within each vein to use for spatial statistical analysis.

With the updated closely-spaced drilling and sampling for the SRL vein, a variogram analysis was performed using the capped vein composites. To perform the analysis, the vein composites were transformed to a normal distribution using the process NSCORE of gslib. The Figure 14-9 shows the variograms obtained.

Figure 14-9: Omnidirectional Variogram – Transformed Ag (NScore) – SRL vein composites

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Figure 14-10: Variograms – Transformed Ag (NScore) – SR vein composites

The variograms obtained (Figure 14-9 and Figure 14-10) show high nugget effect and a rapid reduction of dependence of silver grades as distances increase, forming a first structure in the variogram between 20 to 30 m, and then reaching the sill at approximately 90 m. Strong anisotropy directions were not observed for variogram analysis in this vein.

SRK is of the opinion that the this variogram analysis supports, to some degree, the search distances and classification criteria used in the resource estimation. Besides this, the orientations of continuity are established through the mapped or logged interpretation of the veins, and that the ranges of the estimation should be dependent on the drill spacing, ensuring selection of multiple holes/channel samples from different areas to interpolate grade between these points.

14.6	Block Model

Seven block models were built in Maptek Vulcan™ software and are designed to approximate the orientation of the strike for the major structures contained in each model. The models are rotated about the Z axis (and only the Z axis) and limited to the footprint of the structures contained in each model. The model extents are shown in Figure 14-11. The models are sub-blocked along the mineralized domain margins. Details regarding the block models and their parameters are shown in Table 14-7. All models have been sub-blocked to a minimum of 1 m x 1 m x 1 m with the exception of San Nicolas and SRL, which are sub-blocked to a minimum of 1 m x 0.5 m x 1 m and Promontorio with 0.5 m x 0.5 m x 1 m.

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Figure 14-11: Block Model Extents and Positions

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Table 14-7: Block Model Details

Model	Origin				Extents (m)			Number of Blocks
	X	Y	Z	Bearing	X	Y	Z
Promontorio	9,800	9,700	1,280	50	700	350	1,000	1,884,104
Eduwiges	10,320	8,610	1,380	50	1,000	500	1,000	1,065,127
San Nicolas – SRL	9,050	10,220	1,180	130	2,700	900	1,100	3,054,452
Minerva	9,814	8,995	1,380	15	900	2500	1,000	156,997
Durana	10,430	7,370	1,380	160	800	250	1,000	149,178
Candelaria	10,863	6,776	1,380	40	800	250	1,000	365,489
San Juan	8,820	10,060	1,380	60	500	250	1,000	102,640

Source: SRK,2017

14.7	Estimation Methodology

SRK interpolated grades for Ag, Au, Pb, and Zn using an inverse distance squared estimation method. In general, a nested three-pass estimation was used with higher restrictions on sample selection criteria in the initial shorter search passes, to less restrictive criteria in the subsequent, larger ellipsoids. Ellipsoid orientations are controlled by the hanging wall and footwall surface of each structure. A flattened “pancake” ellipsoid shape is used to mirror the vein anisotropy, with the orientations varying as a function of the bearing, dip, and plunge of the structure. These three parameters are estimated in to the block model from the hanging wall and footwall surfaces of each vein, using the varying local anisotropy tool in Vulcan. They ultimately control the orientation of the search ellipsoid at each block in the model. In Promontorio and San Nicolas – SRL areas the isotropic ellipsoid was used.

Maximum numbers of samples per hole in combination with sample minimums of 3 ensure that all estimates in the first and second passes must use more than one hole.

The variations in the distribution of samples and the issue of clustering of high grade channel samples is dealt with using an octant restriction on the estimation. This permits a maximum number of samples to be selected from one octant, working with the sample selection criteria to force a minimum number of octants to be used in the estimate. In this way, the amount of data used to estimate from a single area is limited, and other samples must be used from areas that may not be as clustered. SRK implemented this methodology for the estimation on every domain.

SRK varied parameters like the minor ellipsoid ranges, sample selection criteria, and octant restrictions based on performance of the estimation during review of the validation but notes that the parameters selected are very similar between the individual structures and seem to work well given the wide variety of data spacing. The estimation parameters used for each area are summarized in Table 14-8.

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Table 14-8: Estimation Parameters

Pass	Bearing (Z)	Plunge (Y)	Dip (X)	Major	Semi-Major	Minor	Min	Max	Max/DH	Max/Octant
Promontorio / San Juan
1	NA	NA	NA	25	25	25	3	16	2	2
2				50	50	50	3	16	2	2
3				75	75	75	1	16	2	NA
Eduwiges
1	NA	NA	NA	25	25	10	3	16	2	2
2				50	50	20	3	16	2	2
3				75	75	30	1	16	2	NA
San Nicolas - SRL
1	NA	NA	NA	25	25	25	3	16	2	2
2				50	50	50	3	16	2	2
3				100	100	100	1	16	2	NA
Azucarera
1	NA	NA	NA	25	25	5	3	16	2	2
2				50	50	10	3	16	2	2
3				75	75	20	1	16	2	NA
Candelaria Durana
1	NA	NA	NA	25	25	10	3	16	2	2
2				50	50	20	3	16	2	2
3				75	75	30	1	16	2	NA
Minerva
1	NA	NA	NA	25	25	10	3	16	2	2
2				50	50	20	3	16	2	2
3				75	75	30	1	16	2	2

14.8	Model Validation

SRK has validated the estimation for each model using a variety of methods considered to be industry standard. These include a visual comparison of the blocks versus the composites, an assessment of the quality of the estimate, and comparative statistics of block vs. composites. As Ag is the primary commodity at Cusi, validation is focused primarily on this rather than the other elements. Cursory validation of the other elements was performed to ensure no material overestimation.

14.8.1	Visual Comparison

SRK reviewed the block estimation visually in comparison with the composite grades to determine any potential for obvious bias. In general, the objective is to identify areas where the composites do not closely approximate the blocks. SRK reviewed all models in this context and noted that they all seem to match the drilling well. Examples are shown in Figure 14-12 and Figure 14-13.

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Figure 14-12: Example of Visual Validation – Promontorio Area

Figure 14-13: Example of Visual Validation – SRL Veins Area

14.8.2	Estimation Quality

SRK reviews the quality of the estimation using a combination of statistical comparisons of the number of holes, samples, and average distances per estimation pass. As the estimation passes are used to help assign confidence to the estimate, it is helpful to understand how much data is being used in the passes to have confidence that the passes are ensuring high quality estimates in passes 1 and 2 and complete estimation of the blocks in the ranges in the third pass.

The example histograms shown in Figure 14-14, Figure 14-15, and Figure 14-16 illustrate that the San Nicolas – SRL estimation passes are using more data in the first and second passes, at closer spacing than the third pass. Importantly, the first and second passes are always using more than one hole to estimate, and for the most part are using three to six holes with three to eight composites. Average distances for all estimation passes are only about 39 m, with the majority of blocks in the first and second passes estimated with less than 30 m.

SRK is satisfied from this analysis that the estimations are appropriate for each model.

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Figure 14-14: Histogram of Number of Holes – San Nicolas - SRL

Figure 14-15: Histogram of Number of Composites – San Nicolas – SRL

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Figure 14-16 Histogram of Average Distances – San Nicolas - SRL

14.8.3	Comparative Statistics

SRK compared the estimated block grades to the composite grades on a vein by vein basis as well as a global basis, assessing for local and global biases which may indicate over-estimation. Means are compared against the raw composite data as well as a nearest neighbor estimate (the theoretical declustered composite mean). In the case of many of the Cusi veins, the composite grades tend to be biased high due to the concentration of channel samples which are collected predominantly in the mineralized areas. The degree of bias depends on a number of factors including the relative number of channel samples and the percentage of these samples taken in high grade areas (tends to be higher). Thus, SRK reviewed the estimates in areas featuring higher number of channel samples using a nearest-neighbor declustered mean to assess the degree of impact of the clustered channel samples on the estimate.

An example of a simple mean comparison at Promontorio is shown in Figure 14-17. This shows that the block estimates (blue) are generally comparing well against the composite means (red). Nearest-neighbor means are shown in purple and are generally approximating the grades of the ID2 estimate. However, in some cases such as the El Gallo Bajo (EGB) vein, there is a clear bias in the composites due to highly clustered channel samples (more samples, less blocks) vs. a smaller number of drill holes (less samples, more blocks) that is reflected in both the ID2 estimate and the nearest-neighbor estimate. In other cases, SRK notes slight over-estimations in the structures such as the VBP vein, where a condition may exist that features a small percentage of higher grade samples influencing a larger amount of blocks, perhaps on the margins of the vein. SRK is of the opinion that this is acceptable. Another comparison is shown in Figure 14-18 for the area of San Nicolas - SRL.

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Figure 14-17: Mean Analysis by Domain – Promontorio Ag (g/t)

Figure 14-18: Mean Analysis by Vein Domain – San Nicolas – SRL Ag

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Global comparisons were also conducted for the models against the composites and the nearest neighbor estimations. These were done by examining histogram distributions as well as global statistics for each model. SRK notes that the comparison to the global sample mean is somewhat misleading due to the number of higher grade channel samples compared to drill holes. Thus, the comparison is somewhat more meaningful against the nearest neighbor estimate. SRK notes that the bias due to channel sampling is reduced by almost 50% in the declustered nearest neighbor estimate, which closely approximates the mean of the ID2 estimate. These comparisons have been conducted for each area and each metal, and the plots for Ag are shown in Figure 14-19, Figure 14-20, Figure 14-21, Figure 14-22, Figure 14-23, Figure 14-24, and Figure 14-25.

Figure 14-19: histogram of Block vs. Composites – Promontorio

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Figure 14-20: Histogram of Block vs. Composite – Santa Eduwiges

Figure 14-21: Histogram of Block vs. Composite – San Nicolas – SRL

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Figure 14-22: Histogram of Block vs. Composites – Minerva

Figure 14-23: Histogram of Block vs. Composites – San Juan

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Figure 14-24: Histogram of Block vs. Composites – Candelaria

Figure 14-25: Histogram of Block vs. Composites - Durana

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14.9	Resource Classification

Mineral resource classification is a subjective concept, and industry best practices suggest that resource classification should consider both the confidence in the geological continuity of the mineralized structures, the quality and quantity of exploration data supporting the estimates and the geostatistical confidence in the tonnage and grade estimates. Appropriate classification criteria should aim at integrating all of these concepts to delineate regular areas of similar resource classification.

SRK is satisfied that the geological modelling honours the current geological information and knowledge. The location of the samples and the assay data are sufficiently reliable to support resource estimation. The sampling information was acquired primarily by core drilling and channel sampling from mine development.

Significant factors affecting the classification include:

•	Lack of historic and consistent QA/QC program;
•	Lack of downhole surveys for most drill holes and measured deviations from planned and actual azimuths;
•	Spacing of drilling compared to observed geologic continuity; and
•	Cusi is a producing mine with a successful operating history dating more than 10 years.

As is mentioned in the Section 12.1.1., by recommendation of SRK, in 2016 Sierra Metals carried out the re-analysis in ALS lab of 233 samples (Rejects) previously analyzed in Mal Paso lab that were supporting the resources estimation. The samples from various areas of Cusi included QA/QC controls. The intra-lab check samples did not show close agreement to expectations for the analysis quality and data between labs. SRK noted that the higher-grade samples occurring in a sequence of similar samples are repeated between the labs. The improved QA/QC procedures used in the recent work for SRL provided more confidence.

SRK has classified the resources according to CIM Definition Standards on Mineral Resources and Mineral Reserves, December 2005.

In order to classify mineralization as Measured or Indicated Mineral Resource, SRK has based both on the continuity observed in well-drilled areas of the Project, as well as geologic continuity observed from underground exposures of the mineralization.

The classification is generally based on the block estimation passes, using the amount of data and ranges of interpolation from the nested passes to flag blocks, which are then considered to guide a manually digitized polygon to assign the final classification and eliminate local inconsistencies in the block-by-block classification of the estimation pass. In the cases of Promontorio, San Nicolas, and San Juan, a secondary script was employed to better approximate the continuity for classification. An example of the classification results from San Nicolas is shown in Figure 14-26.

SRK classified Measured resources only in the veins of SRL where the recent drilling campaign was carried out implementing a recently improved QA/QC program.

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The general category for classification is as follows:

•	Measured: Blocks estimated in the first or second pass, with continuity along strike between more than three holes.

o	For SRL veins, a script flagging blocks where the average distance is less than 25 m and the number of drill holes was more than 3 was used to flag Measured blocks.

•	Indicated: Blocks estimated in the first or second pass, with continuity along strike between more than two holes.
o	For Promontorio veins, San Nicolas, and San Juan, a script flagging blocks where the average distance is less than 50 m and the number of drill holes was more than 2 was used to flag Indicated blocks.
o	For the Azucarera area, a script flagging blocks where the average distance is less than 15 m and number of holes greater than 3 was used to flag Indicated blocks.
•	Measured and Indicated blocks are based on the estimation passes or scripts but are manually flagged using extruded polygons to eliminate small areas of lower classification within otherwise continuous Measured or Indicated mineralization and vice versa.
•	All estimated blocks not assigned to the Measured or Indicated category were assigned to the Inferred category.

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Figure 14-26:Example Classification Methods and Results – San Nicolas

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14.10	Depletion for Mining

SRK depleted the block models for previous mining prior to reporting. A variable called “mined” is coded into all models that contain any areas with existing mine workings. The variable is coded between 0-1, with 0 being completely available for mining and 1 being completely mined out. This variable is used in Vulcan’s reporting tools to eliminate mined tonnes from the resource reporting.

Two methods have been employed to account for mined areas. First, the 3D as built mine workings were provided to SRK by Dia Bras for all surveyed areas. SRK noted that these are locally reasonable and well-surveyed, but are also inaccurate in other areas, where the channel samples do not plot inside of the surveyed workings, or where drilling does not approximate the location of the workings. It is suspected that poor survey practices are to blame for these discrepancies. Regardless, the 3D solids were used to complete an initial pass at depleting the models. An example of the surveyed 3D is shown in Figure 14-27.

Figure 14-27: 3D As-built Shapes

In addition to the surveyed workings, Dia Bras also provided simple polygons projected onto long sections of each vein, which delineate areas where mining has occurred that have not been consistently surveyed. Many of these are historical. The differences between the surveyed workings and the provided polygons are dramatic, as noted in Figure 14-28. These polygons were made into extruded 3D solids, and the veins were flagged as mined = 1 within the extruded polygons.

All mined solids and polygon projections are updated to August 31, 2017.

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Figure 14-28: Example of Mined Polygons vs. 3D As-builts

14.11	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) defines a mineral resource as:

“A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge”.

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The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. SRK adjusted the costs for mining and processing used in the previous resource estimation by 10%. Costs were broken down as follows; Mining US$29.41/t, Processing US$18.3/t, and General and Administrative US$3.74/t. These costs aggregate to US$51.45. Assuming a price for Ag of US$18.30/oz, Lead US$/LB 0.93, Zinc US$/lb 1.15 and Gold US$/oz 1,283.00.

The metallurgical recoveries used were based on averages obtained from production data of the last 6 months provided by Dia Bras when some improvements have been implemented. The metallurgical recoveries used are: 84% Ag, 57% Au, 86% Pb, 51% Zn.

This cost equates to a grade of about 105 g/t AgEq. SRK has reported the mineral resource for Cusi at this cut-off.

The August 31, 2017, consolidated mineral resource statement for the Cusi area is presented in Table 14-9. SRK notes a nomenclature issue from the previous report, which resulted in some veins being mislabelled in the resource tables. This has been corrected for the current resource estimation and should be considered in any comparisons to previous estimates.

Table 14-9: Cusi Mine Mineral Resource Estimate as of August 31, 2017 – SRK Consulting (U.S.), Inc.

Source	Class	AgEq (g/t)	Ag (g/t)	Au (g/t)	Pb(%)	Zn (%)	Tonnes (000’s)
SRL	Measured	268	225	0.13	0.55	0.68	362
Total Measured		268	225	0.13	0.55	0.68	362
Promontorio	Indicated	241	213	0.08	0.37	0.44	1097
Eduwiges		293	198	0.26	1.35	1.32	928
SRL		296	242	0.32	0.62	0.64	1435
San Nicolas		195	176	0.13	0.21	0.22	414
San Juan		208	189	0.13	0.20	0.21	121
Minerva		222	198	0.4	0.09	0.05	57
Candelaria		386	366	0.14	0.17	0.28	46
Durana		224	219	0.06	0.05	0.02	97
Total Indicated		267	217	0.21	0.64	0.66	4,195
Measured + Indicated		267	217	0.21	0.63	0.66	4,557
Promontorio	Inferred	218	185	0.1	0.35	0.62	308
Eduwiges		229	115	0.09	1.78	1.79	147
SRL		216	158	0.22	0.55	1.04	658
San Nicolas		181	161	0.14	0.21	0.23	340
San Juan		200	186	0.04	0.15	0.27	44
Minerva		149	143	0.05	0.08	0.06	5
Candelaria		185	125	0.16	0.62	1.17	128
Durana		124	115	0.01	0.17	0.09	3
Total Inferred		207	158	0.16	0.54	0.84	1,633

1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, lead and zinc assays were capped where appropriate.
2)	Mineral resources are reported at a single cut-off grade of 105 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, mining costs (US$29.41/t), processing costs (US$18.3/t), and general and administrative costs (US$3.74/t).

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* Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 18.30, Lead (US$/LB 0.93), Zinc (US$/lb 1.15) and Gold (US$/oz 1,283.00).

** The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource calculations for the Cusi Mine.

*** Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 84% Ag, 57% Au, 86% Pb, 51% Zn.

14.12	Mineral Resource Sensitivity

SRK generated grade-tonnage charts which illustrate the fluctuations of tonnage and AgEq grade as a function of the cut-off. These charts are shown in Figure 14-29: Grade-Tonnage Chart – Promontorio Area, Figure 14-30, Figure 14-31, Figure 14-32, Figure 14-33, Figure 14-34, Figure 14-35 and Figure 14-36.

SRK notes that Cusi is very sensitive to the cut-off, in Measured, Indicated and Inferred mineralization.

Figure 14-29: Grade-Tonnage Chart – Promontorio Area

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Figure 14-30: Grade-Tonnage Chart – Santa Eduwiges Area

Figure 14-31: Grade Tonnage Chart San Nicolas

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Figure 14-32: Grade Tonnage Chart – SRL

Figure 14-33: Grade Tonnage Chart – Minera Area

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Figure 14-34: Grade Tonnage Chart – Candelaria

Figure 14-35: Grade Tonnage Chart – Durana

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Figure 14-36: Grade Tonnage Chart – San Juan

14.13	Relevant Factors

SRK is not aware of any additional relevant factors that would impact the statement of mineral resources at this time.

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15	Mineral reserve estimates

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Resource. It includes diluting material and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Prefeasibility or Feasibility level as appropriate that include the application of Modifying Factors.

A Mineral Reserve has not been estimated for the Project as part of this PEA.

The PEA includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves,

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16	Mining Methods

The conceptual mine plan considered in this PEA was developed by Redco (Redco 2018) and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

16.1	Introduction

Traditionally, the principal underground mining method used at Cusi has been conventional overhand cut and fill, this method represented 93% of current production, the remaining 7% is achieved by shrinkage stoping. The cut and fill mining method employed at Cusi considers a minimum mining width of 2.5 m, uses jacklegs and small (1 yd3) Scooptrams for mucking mineral.

Following a conceptual study by Redco (Redco, 2018), Sierra Metals began replacing shrinkage stoping with the Avoca mining method. Redco considers a staged increase in production from the current 650 tpd, to 1200 tpd by Q1 2019 and 2700 tpd by mid-2021, the transition from overhand cut and fill to mechanised Avoca mining is key to achieving projected production rates.

Sierra Metals began testing the Avoca mining method at Cusi in January 2018.

16.2	AVOCA Mining Method

Considering the current mine configuration, geotechnical characteristics, geological controls and mineralisation style, Redco proposed a transition from conventional cut and fill to mechanized Avoca mining using Jumbo’s and 4 yd3 Scooptrams. Conceptual analysis by Redco, based on Mineral Resources and projected Capex and Opex costs suggests that with reconfigured infrastructure it would be possible to increase production to 2,700 tpd by mid-2021.

The Avoca mining method is typically applied to vertical and sub vertical orebodies with thicknesses in excess of 10 meters. The method extracts vertical slots from back to front, open spaces are back filled to offer ground support. Avoca method sequence and mining method are shown graphically in Figure 16-1 and Figure 16-2.

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1. PERFORACION
MINERAL
TAL Produccion: 64 MM.
ACCESO TAJO
SLOT
ACCESO LIMPIEZA
2. VOLADURA
3. LIMPIEZA
MINERAL ROTO
4. RELLENO
TAL DE PRODUCCION
Dique de Seguridad
LA
LMA
Espacio Abierto
RELLENO DETRITICO
45°
5. FIN DE MINADO DEL BANCO

Figure 16-1: Avoca mining method sequence

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Subnivel superior
Dilución
programada
Ancho de mena
Área de desmonte
(caja techo)
Ancho de veta
Altura de banco
Área de desmonte
(caja piso)
Buzamiento
Subnivel inferior

Figure 16-2: Avoca mining method.

Development activities considered in the Redco 2018 study include drilling drives, ore drives and slots to generate free faces.

•	Upper sublevel: Sublevel for the drilling equipment.

•	Lower sublevel: Ore draw-point.
•	When compared to cut and fill mining, the Avoca method has several advantages, including:
•	Improved safety – remote controlled equipment will be used in stopes; people will not be required in unsupported stopes. The Avoca method is less labour intensive than cut and fill, so for the same production rate less people are exposed to danger.
•	Increased production rates due to larger mining cycles (stope by stope rather than cut by cut), and lower ground support requirements (only the development drives above and below are supported)
•	A lower dilution because equipment does not enter the stope, so the mining width is limited by drill and blast, rather than the size of the mining equipment that has to enter the cut and fill drift.

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The main operative parameters are the following:

•	Width	: 3.0 m
•	Height	: 8.5 m
•	Length	: From 4.0 to 20.0 m

16.3	Geomechanics

As part of their scoping study, Redco undertook a geotechnical evaluation which focused on determining optimal operational stope sizes and maintaining rock stability.

Vertical and horizontal stress values were calculated considering the stress relation developed by Karzulovic (Figure 16-3).

The following formulas were used to obtain stress values:

•	σv = ρ x h x 0.0098
o	Where:
▪	σv : Vertical Stress (Mpa)
▪	ρ : Density (t/m3)
▪	h : Height (m)
▪	0.0098 : Constant (ad)
•	σH = k x σv
o	Where:
▪	σH : Horizontal Stress (Mpa)
▪	k : Karzulovic formula
▪	σv : Vertical Stress (Mpa)

Vertical stress value was calculated with a density of 2.6 t/m3 and an average depth of the new conceptual mine design of 542 m:

•	σv = 2.6 t/m3 x 542 m x 0.0098
o	σv = 13.81 MPa

Horizontal stress values were determined using the Karzulovic formula to calculate k value and the vertical stress value:

•	σH = k x σv

o	σH = (0.4 + 800 /542) x13.81
o	σH = 25.82 MPa

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Figure 16-3: Relationship of Stresses (Karzulovic)

16.3.1	Determination of the simple compression and tensional stresses

Point load testing determined intact rock values for simple compressive strength and tension at the Cusi Mine as detailed in the Technical Report of Rock Mechanics (Chapter IV):

The simple compressive strength of intact rock (σc):

σc = 130 Mpa

Simple tensile strength of intact rock (σt):

σt = 13 Mpa

With tangential stresses defined it is possible to determine the Stress Reduction Factor "SRF" from which rock quality classification “Q” values are estimated.

The relationship between the tangential stress (σθ) and the simple compressive strength (σc) for the Cusi Mine is derived in the following values:

σθ hastiales / σc = 0.12

σθ techo y piso / σc = 0.48

With these values of the relation between the tangential tension and simple compression, the tensional levels are high with very compressed structures, normally favorable for the stability of the excavations, but could be unfavorable for the walls. The SRF value for the Cusi Mine would vary from 0.5 - 2.0, however, to give a stability to the SRL excavations a value higher than 2.0 should be considered.

SRF Cusi Mine =2.5

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16.3.2	Rock Mass Classification

RMR, Q of Barton and N 'classifications for the Santa Rosa de Lima Vein Report (Santa Rosa) were applied globally to the Cusi Mine (Table 16-1). A graphical representation of rock mass classification is given in Figure 16-4.

Table 16-1:Rock Mass Classification – RQD, RMR and Q

Color	Classification	RQD	RMR	Q
	Very good	80-100	80-100	55 -504
	Good	60-80	60-80	6 - 55
	Fare	40-60	40-60	1 - 5.9
	Poor	20-40	20-40	0.1 - 0.6
	Very poor	0-20	0-20	0 - 0.1

Figure 16-4: Visualization of the Santa Rosa de Lima Rock Quality Classification

Redco used the values in Table 16-1 to determine RMR distribution for the hangingwall, footwall and mineral for the Santa Rosa de Lima vein Table 16-2:

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Table 16-2: Percentage Distribution of the Quality of Rock Mass in the Santa Rosa de Lima Vein

Color	Classification	RMR	% Qual. HWall		%Qual.Mineral		% Qual. FWall
	Very good	80-100	5	38%	2	15%	5	38%
	Good	60-80	5	38%	6	46%	5	38%
	Fare	40-60	1	8%	3	23%	3	23%
	Poor	20-40	2	15%	2	15%	0	0%
	Very poor	0-20	0	0%	0	0%	0	0%
			13	100%	13	100%	13	100%

Geomechanical values determined for Santa Rosa de Lima vein are shown in Table 16-3, in developing the mine plan, Redco applied these values globally.

Table 16-3: Geomechanical Values for the Santa Rosa de Lima Area

Parameters	Units	Cusi / Santa Rosa de Lima
Density	t/m3	2.6
Critical height	m	542
Vertical stress	MPa	13.81
Horizontal stress	MPa	25.82
Tangential stress (Hastial Countr yrock)	MPa	15.61
Tangential stress (HW - FW)	MPa	63.65
UCS	MPa	130
Intact rock stress	MPa	13
UCS (Average lithostaics)	MPa	80 – 130
SRF	-	2.5
RMR Hangingwall	-	(80-100)38% (60-80) 38% (40-60)8% (20-40)15%
RMR Mineral	-	(80-100)15% (60-80) 46% (40-60)23% (20-40)15%
RMR Footwall	-	(80-100)38% (60-80) 38% (40-60)23%
RMR (20-40)	-
Q’	-	0.4
N’	-	1.1
RMR(40-60)	-
Q’	-	4.9
N	-	12.9
horizontal seismic coefficient	-	0.1 – 0.2

Based on the geomechanical values listed in Table 16-3, the following design parameters were determined for the application of the Avoca mining method at Cusi (Table 16-4).

Table 16-4: Design Parameters Applied for the Development of Avoca Mining at Cusi

Parameters Dimension of Stopes	Mining Method Avoca
Width	3.0 m
Height	8.5 m
Length	4 to 20 m

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The Mathews methodology was applied to determine theoretical stope stability, the application of the Mathews methodology considered rock quality in different zones of the Cusi Mine, two scenarios based on different stope sizes were evaluated.

Scenario 1 (Stopes 3 x 40 x 20 m)

•	RMR Range: From 40 to 60

A stability number of 9.35 was determined, based the geotechnical values Q, A, B and C. Based on a stope size of 3 x 40 x 20 m a hydraulic radius of 6 m was determined for the footwall and hangingwall and the 1.4 m for the back (Table 16-5). When these values are applied to the Mathews Abacus theoretical rock stability of the backs is considered stable and would not require additional mine support. Hangingwall and footwall stability are at the limit between the transition and stable zone and would not require additional mine support.

Table 16-5: Geotechnical stability numbers Scenario 1

RMR = 40 -60	Q’	A	B	C	N”	Width(m)	Length(m)	Height(m)	HR(m)
Ore	4.87	0.30	0.80	8.00	9.35	3	40	20	1.40
Hangingwall	4.87	0.30	0.80	8.00	9.35	3	30	20	6.00
Footwall	4.87	0.30	0.80	8.00	9.35	3	30	20	6.00

Plots of theoretical geotechnical stability of the backs and hanging and footwall, based on the Mathews Abacus, are given in Figure 16-5, these plots suggest that backs, hangingwall and footwall would not require additional mine support.

Figure 16-5: Mathews Abacus

Scenario 2 (Stopes 3 x 20 x 8.5 m)

•	RMR Range: From 20 to 40

A stability number of 1.42 is determined, based the geotechnical values Q, A, B and C. Based on conceptual stope size of 3 x 20 x 8.5 m a hydraulic radius of 2.98 m was determined for the footwall and hangingwall and the 1.3 m for the back (Table 16-6). When these values are applied to the Mathews Abacus theoretical rock stability of the back is considered stable and would not require additional mine support. Hangingwall and footwall stability are at the limit between the transition and stable zone and would not require additional mine support.

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Table 16-6: Geoctechnical stability numbers Scenario 2

RMR = 40 -60	Q’	A	B	C	N”	Ancho(m)	Largo(m)	Alto(m)	RH(m)
Ore	0.53	0.42	0.80	8.00	1.42	3	20	8.5	1.30
Hangingwall	0.53	0.42	0.80	8.00	1.42	3	20	8.5	2.98
Footwall	0.53	0.42	0.80	8.00	1.42	3	20	8.5	2.98

Plots of theoretical geotechnical stability for the backs and, hanging and footwall, based on the Mathews Abacus, are given in Figure 16-6: Mathews Abacus. These plots suggest that the backs, hangingwall and footwall in stopes measuring 3 x 20 x 8.5 m would not require additional mine support.

Figure 16-6: Mathews Abacus

16.4	Cut-Off

Conceptual economic cut-off values were calculated based on the proposed Avoca mining method and projected mine production and plant throughout of 2700 tpd. Operational costs considered in this PEA are listed in Table 16-7 to Table 16-10.

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Two cut offs were calculated to define the economic mine envelopes; an economic cut off and a marginal cut off. The stopes with NSR values greater than the economic cut off and are not isolated are classified as economic and are included in the economic envelope. Additionally, the stopes with NSR values lower than the economic cut off but higher than the marginal cut off are included in the economic envelope if they are near to the economic stopes and it is reasonable to mine them without a meaningful additional infrastructure.

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Table 16-7: Cut-off calculation - Mining Costs (mechanized Avoca method)

Mining Cost
Area	Cost (US$/t)
Labor	7.07
Explosives	2.05
Diesel	1.95
Power	0.73
Drilling consumables	0.09
Lubricants	0.52
Tires	0.87
Gasoline	0.16
Employee Restaurant	0.36
External services	5.38
Hauling out of Mine	3.24
Other	2.8
Total	27.35

Table 16-8: Cut-off calculation - Processing Costs (mechanized Avoca mining)

Processing Cost
Area	Cost (US$/t)
Labor	2.87
Ball mill	0.66
Water well rights	0.32
Reagents	1.24
Power	1.77
Lubricants	0.13
Diesel	0.12
Tires	0.01
Gasoline	0.08
Spare Parts	1
External services	0.58
Other	2.94
Total	9.64

Table 16-9: Cut-off calculation - General and Administrative Costs (mechanized Avoca mining)

Mining Cost
Area	Cost (US$/t)
G&A	3.4

Table 16-10: Cut-off $/t values – Mechanized Avoca mining

Economic Cut-off
Cut and Fill	40.39 US$/t
Marginal Cut-off
Cut and Fill	32.39 US$/t

The cut off value is calculated using the following formula:

•	Economic cut off Value = Mining Cost + Processing Cost + G&A
•	27.35 US$/t + 9.64 US$/t + 3.4 US$/t = 40.39 US$/t.

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16.5	Dilution and Recovery Factors

Redco applied a 10% dilution and 85 % recovery factors to the mine plan used in the project are 10% and 85% respectively. These factors have been applied to the mine envelopes obtained after MSO optimization and are suitable for the mineralization style and mining methodologies applied at Cusi.

Diluted tonnage and grade are calculated based on the following formulas:

•	Tonnes diluted = Stope tonnes * (Mining Recovery) * (1 + Unplanned Dilution)
•	Grade diluted = Stope grade / (1 + Unplanned dilution)

16.5.1	Dilution Factor

Dilution is defined as the ratio between the waste and the mineralized material, two types of dilution are expected in the mine: planned and unplanned dilution.

1.	Planned dilution occurs when low-grade material is included in the planned stope. This internal dilution is considered in the mine design.

2.	Unplanned dilution occurs when zero grade material is mined outside the stope design. It happens due to inefficient drilling and blasting techniques, adverse geological structures and failure in weak rock areas.

The planned dilution is variable between each stope and it depends on the stope size. Additionally, an unplanned dilution of 10% was applied to all the stopes.

16.5.2	Recovery Factor

The recovery factor is defined as the ratio between available and recoverable ore in the stope design. The recovery factor is influenced by low mineral breakage in the stope or access to the stope for safety reasons.

A recovery factor of 85% was applied to all the stopes, this value is appropriate for the Avoca mining method.

16.6	NSR

NSR approach was used to the block valuation. NSR is defined as the revenue of the sale of mineral products after deducting off-site expenses and is usually expressed in dollars per tonne. An NSR approach is commonly used in the mining industry for polymetallic deposits and is considered the best practice. The assumptions of metal price, discount factors and metallurgical recoveries were provided by Sierra Metals to Redco. The parameters used in the NSR calculation are summarized in Table 16-11 through Table 16-13.

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Table 16-11: Factors used in NSR calculation - Zinc Concentrate

Zinc Concentrate
Parameter	Unit	Value
Metal Price
Zn Price	US$/lb Zn	1.15
Ag Price	US$/oz Ag	18.30
Zn conc
Recovery to Concentrate
Zn	%	50.00
Ag	%	87.00
Concentrate Grade
Zn	%	53.10
Moisture content	%	9.00
Concentrate transport Charge
Transport Losses	%	0.50
Surface transportation	US$/wmt	42.00
Port	US$/wmt	9.00
Load	US$/wmt	40.00
Marketing	US$/dmt	0.50
Insurances	US$/wmt	10.00
Total Concentrate transport Charge	US$/dmt	111.49
Smelter Payables
Zn payable	%	85.00
Ag payable	%	70.00
Deduction Factor
Average Zn Reserve Grade	%	1.31
Concentrate Ratio	-	81.07
Deduction NSR Factor	-	0.99
Treatment Charges/Refining Charges
Zn Concentrate Charge	US$/t	110.40
Ag Refining Charge	US$/oz	0.75
Net Smelter Return
Zn	US$/t/%	9.46
Ag	US$/g	0.316

Table 16-12: Factors used in NSR calculation – Lead Concentrate

Lead Concentrate
Parameter	Unit	Value
Metal Price
Pb Price	US$/lb Pb	0.93
Ag Price	US$/oz Ag	18.30
Au Price	US$/oz Au	1283
Pb conc
Recovery to Concentrate
Pb	%	87.00
Ag	%	87.00
Au	%	59.00
Concentrate Grade
Pb	%	15.00
Moisture content	%	9.00
Concentrate transport Charge
Transport Losses	%	0.50
Surface transportation	US$/wmt	42.00
Port	US$/wmt	9.00
Load	US$/wmt	40.00

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Lead Concentrate
Marketing	US$/dmt	0.50
Insurances	US$/wmt	10.00
Total Concentrate transport Charge	US$/dmt	111.49
Smelter Payables
Pb payable	%	95.00
Ag payable	%	95.00
Au payable	%	95.00
Deduction Factor
Average Pb Reserve Grade	%	0.95
Concentrate Ratio	-	13.61
Deduction NSR Factor	-	0.93
Treatment Charges/Refining Charges
Pb Concentrate Charge	US$/t	113.85
Ag Refining Charge	US$/oz	0.75
Au Refining Charge	US$/oz	7.50
Net Smelter Return
Pb	US$/t/%	13.78
Ag	US$/g	0.44
Au	US$/g	21.16

Table 16-13: Per Unit Metal Values considered in NSR Calculation

NSR TOTAL CUSI
Ag	0.41	$/g Ag
Au	21.16	$/g Au
Pb	13.78	$/t/1%Pb
Zn	9.51	$/t/1%Zn

Based on these values, revenue was calculated by block using the following formula:

NSR (US$/t) = 0.41 * Ag (g/t) + 21.16 * Au (g/t) + 13.78 * Pb (%) + 9.51 * Zn (%)

16.6.1	Depletion

Redco depleted the resource used in the mine plan to reflect areas mined since the resource was estimated. All the old underground workings were codified in the block model using a “mined” field to codify the percentage of underground working currently mined. The final tonnage was calculated with the multiplying factor (1-mined).

The effective date of depletion is January 2018.

16.7	MSO Optimization

An MSO optimization was carried out based on the resource block model, NSR values, cut-off values and geotechnical constraints. Redco used the mineable shape optimizer algorithm included in the Datamine software.

There are 7 orebodies at Cusi, each of them was analyzed independently, these ore bodies are presented graphically in Figure 16-7 to Figure 16-13 and resources considering dilution and mine recovery are presented in Table 16-14 to Table 16-20.

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16.7.1	Promontorio

•	Near wall dilution	: 0.00 m
•	Far wall dilution	: 0.00 m
•	Minimum mining width	: 3.00 m
•	Maximum mining width	: 30.00 m
•	Minimum dip	: 70 ˚
•	Maximum dip	: 90 ˚

Figure 16-7: Promontorio Plan and Section views of stopes

Table 16-14: Promontorio Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Measured	0	0	0	0	0
Indicated	1,097,773	179.7	0.072	0.333	0.393
Total	1,097,773	179.7	0.072	0.333	0.393

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Inferred	480,735	167.073	0.082	0.338	0.526
Total	480,735	167.073	0.082	0.338	0.526

16.7.2	Eduwiges

•	Near wall dilution	: 0.00 m
•	Far wall dilution	: 0.00 m
•	Minimum mining width	: 3.00 m
•	Maximum mining width	: 30.00 m
•	Minimum dip	: 70 ˚
•	Maximum dip	: 90 ˚

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Figure 16-8: Eduwiges Plan and Section views of stopes

Table 16-15: Eduwiges Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Measured	0	00	0	0	0
Indicated	741,852	147.229	0.239	1.148	1.117
Total	741,852	147.229	0.239	1.148	1.117

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Inferred	215,359	96.320	0.082	1.473	1.429
Total	215,359	96.320	0.082	1.473	1.429

16.7.3	San Nicolás

•	Near wall dilution	: 0.00 m
•	Far wall dilution	: 0.00 m
•	Minimum mining width	: 3.00 m
•	Maximum mining width	: 30.00 m
•	Minimum dip	: 70 ˚
•	Maximum dip	: 90 ˚

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Figure 16-9: San Nicolás Plan and Section views of stopes

Table 16-16: San Nicolas Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Measured	319,505	175.237	0.121	0.484	0.599
Indicated	2,107,982	197.867	0.231	0.464	0.481
Total	2,427,487	194.888	0.217	0.467	0.497

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Inferred	1,283,735	138.878	0.155	0.414	0.694
Total	1,283,735	138.878	0.155	0.414	0.694

16.7.4	San Juan

•	Near wall dilution	: 0.00 m
•	Far wall dilution	: 0.00 m
•	Minimum mining width	: 3.00 m
•	Maximum mining width	: 30.00 m
•	Minimum dip	: 70 ˚
•	Maximum dip	: 90 ˚

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Figure 16-10:San Juan Plan and Section views of stopes

Table 16-17: San Juan Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Measured	0	0	0	0	0
Indicated	90,095	150.164	0.132	0.180	0.179
Total	90,095	150.164	0.132	0.180	0.179

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Inferred	41,868	123.560	0.057	0.113	0.216
Total	41,868	123.560	0.057	0.113	0.216

16.7.5	Minerva

•	Near wall dilution	: 0.00 m.
•	Far wall dilution	: 0.00 m.
•	Minimum mining width	: 3.00 m.
•	Maximum mining width	: 30.00 m.
•	Minimum dip	: 70 ˚
•	Maximum dip	: 90 ˚

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Figure 16-11: Minerva Plan and Section views of stopes

Table 16-18: Minerva Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Measured	0	0	0	0	0
Indicated	67,604	167.654	0.349	0.087	0.048
Total	67,604	167.654	0.349	0.087	0.048

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Inferred	8,693	127.529	0.048	0.075	0.053
Total	8,693	127.529	0.048	0.075	0.053

16.7.6	Candelaria

•	Near wall dilution	: 0.00 m
•	Far wall dilution	: 0.00 m
•	Minimum mining width	: 3.00 m
•	Maximum mining width	: 30.00 m
•	Minimum dip	: 70 ˚
•	Maximum dip	: 90 ˚

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Figure 16-12: Candelaria Plan and Section views of stopes

Table 16-19: Candelaria Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Measured	0	0	0	0	0
Indicated	52,296	310.793	0.126	0.156	0.258
Total	52,296	310.793	0.126	0.156	0.258

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Inferred	167,263	110.070	0.127	0.477	0.898
Total	167,263	110.070	0.127	0.477	0.898

16.7.7	Durana

•	Near wall dilution	: 0.00 m
•	Far wall dilution	: 0.00 m
•	Minimum mining width	: 3.00 m
•	Maximum mining width	: 30.00 m
•	Minimum dip	: 70 ˚
•	Maximum dip	: 90 ˚

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Figure 16-13:Durana Plan and Section views of stopes

Table 16-20: Durana Resource Inventory Considered in Mine Plan Tonnage and Grade Considering Dilution and Recovery

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Measured	0	0	0	0	0
Indicated	108,832	183.872	0.051	0.040	0.018
Total	108,832	183.872	0.051	0.040	0.018

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Inferred	12,153	88.028	0.025	0.156	0.121
Total	12,153	88.028	0.025	0.156	0.121

Combined tonnage and grade by resource category is shown in Table 16-21, tonnage and grade by orebody is shown in the Table 16-22. There are 6,795,745 t with 168.61 ppm Ag, 0.16 ppm Au, 0.51 % Pb and 0.61 % Zn. These includes the dilution and recovery factors of 10% and 85% respectively and explained in previous statements.

Table 16-21: Resource Inventory Considered in Mine Plan – Tonnage and Grade Considering Dilution and Recovery

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Measured	321,963	174.740	0.120	0.480	0.600
Indicated	4,263,976	183.980	0.190	0.520	0.540
Total	4,585,939	183.331	0.185	0.517	0.544

Category	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Inferred	2,209,806	138.070	0.130	0.500	0.730
Total	2,209,806	138.070	0.130	0.500	0.730

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Table 16-22: Stope tonnes by Orebody:

Orebody	Tonnage (t)	Ag (ppm)	Au (ppm)	Pb (%)	Zn (%)
Candelaria	219,559	157.880	0.130	0.400	0.750
Durana	120,985	174.240	0.050	0.050	0.030
Eduwiges	957,210	135.780	0.200	1.220	1.190
Minerva	76,297	163.080	0.320	0.090	0.050
Promontorio	1,578,509	175.850	0.080	0.340	0.430
San Juan	131,964	141.720	0.110	0.160	0.190
San Nicolás	3,711,221	175.520	0.200	0.450	0.570
Total	6,795,745	168.610	0.160	0.510	0.610

16.8	Mine Design

Because of historic mining activity, the Promontorio and Eduwiges areas benefit from extensive mine development. Access to both areas is facilitated via a spiral ramp (4 x 4m) and a single shaft. Minimal development is needed before these zones can be exploited, contract miners are actively developing ramps in both areas, so material can be mined at depth.

The current mine asbuilts for the Promontorio and Santa Eduwiges areas are shown in Figure 16-14, Figure 16-15.

Figure 16-14: Plan view of the Promontorio 3D Mine Asbuilts

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Figure 16-15: Plan view of the Santa Eduwiges 3D Mine Asbuilts

Redco configured a conceptual mine design based on the MSO optimization and pre-existing mine infrastructure. Mine designs focused on the main declines, ventilation shafts and main access to stopes (Figure 16-16).

Figure 16-16: Conceptual Mine Development

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Figure 16-17: Candelaria - Conceptual Mine Development

Figure 16-18: Durana - Conceptual Mine Development

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Figure 16-19: Eduwiges - Conceptual Mine Development

Figure 16-20: Minerva - Conceptual Mine Development

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Figure 16-21: Promontorio - Conceptual Mine Development

Figure 16-22: San Juan - Conceptual Mine Development

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Figure 16-23: San Nicolas - Conceptual Mine Development

The principal parameters considered in the mine design are listed in the

Table 16-23. Other parameters are:

Table 16-23: Mine design parameters (all drive types)

Description	Design Criteria	Units	Value
Decline	Height Width Profile type (Radius) Profile area Maximum Grade	m m m m2%	4.0 4.0 Arch 20.25 -15
Access Main Cross Cut	Height Width Profile type (Radius) Profile area	m m m m2	2.5 2.5 Arch
Escape raise	Height Width Profile Type (Radius) Profile Area	m m m m2	3.0 3.0 1.5 7.0

Development meters considered in the mine design are listed in Table 16-24. This conceptual mine design does not consider by-passes or cross-cuts.

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Table 16-24: Waste Development Meters

Item	Total Meters m
Horizontal	45,002
Vertical	1,095
Total	46,097

16.8.1	Ventilation

Currently, the Cusi mine relies on natural ventilation and, as a result, the airflow through the mine varies in quantity and direction as atmospheric conditions on the surface change. There is no modelling of the air flow for the current operation of Cusi. It is proposed that as the exploitation of the mine deepens, a forced ventilation system will be required.

Redco worked to determine the airflow requirements for a forced system based on the total equipment and personnel expected to be working in each of the zones during the life of the mine plan at the new production rate.

Table 16-25 shows the mine equipment considered to determine the total airflow requirement of the mine in the current operating scenario. A factor of 100 cfm/hp (0.06 m3/s/kW) for each equipment and a factor of 55 cfm/person (0.026 m3/s/person) have been used for personnel, and an assumption of 50 people working in the mine for a total production of 2,700 tpd.

Table 16-25: Current Mine Fleet and Airflow Requirement.

Item	Diesel Engine HP/Eq	Effective Utilization (%)	Requirement per unit (cfm)	Equipment Requirement (cfm/hp)
Truck	230	50	-	100
Jumbo Drill	101	15	-	100
LHD	234	45	-	100
Personal	-	100	55	-

When the proposed mine schedule considers equipment usage and personnel and a contingency of 10% for leakage, the ventilation requirement was determined by year, Table 16-26.

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Based on their analysis of ventilation requirements, Redco determined a total airflow requirement of 49 m3/s and 67.9 m3/s in the first two full years of operation at 1500 tpd, this would increase to 130.5 m3/s by 2022 when the mine is projected to be producing at 2700 tpd.

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Table 16-26: Airflow Requirement by Year (m3/s)

Air Requirement (m3/s)
Equipment	2018	2019	2020	2021	2022	2023	2024	2025	2026
Jumbo Muki (Development)	1.4	1.4	1.4	1.4	2.1	2.1	2.1	2.1	1.4
Jumbo Muki (Production)	2.1	2.9	2.9	5.0	5.7	5.7	6.4	6.4	5.0
Scoop 4yd3	5.0	10.0	10.0	14.9	14.9	14.9	14.9	19.9	14.9
Truck 30t	21.7	32.6	32.6	54.3	70.6	70.6	76.0	76.0	65.2
Personnel	2.8	4.8	4.8	8.3	10.8	10.8	11.5	12.0	9.7
Total + 10%	36.4	56.8	56.8	92.4	114.6	114.6	122.1	128.2	105.9

Ventilation design considers that fresh air enters directly from declines and accesses to the orebodies and is exhausted to surface via ventilation shafts (Figure 16-24 and Figure 16-25).

Figure 16-24: Ventilation Design

Figure 16-25: Ventilation Design

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16.9	Schedule

16.9.1	Actual Production

Cusi is an operating mine which currently operates at 650 tpd and produces Pb/Ag and Zn concentrates from the Mal Paso Plant.

In December 2017, the Cusi mine was producing approximately 450 tonnes of mineral and 214 tonnes of waste per day, material was sourced from the Promontorio (83%) and Santa Eduwiges (17%) mine areas. According to the Redco plan, development will advance approximately 20 m per heading per day. Mining recovery is established around 75% and planned dilution is 16%. Monthly mine production for the January 2017 to December 2017 period is shown in Table 16-27.

16.9.2	Proposed Development and Production Schedule

As part of their conceptual mine plan, Redco defined a mine development and production schedule based on the MSO optimization using Enhanced Production Schedule (EPS) software.

Conceptual mine development and production schedules are defined until 2026

The proposed development schedule is based on the following assumptions:

1.	Mining will advance to ever increasing depths

2.	Stopes will be mined from bottom to top.

3.	The main development for each zone must be built before the production starts.

4.	In the zones with pre-existing infrastructure, the production can start immediately.

5.	A maximum production rate of 115.6 t/d for each stope was considered.

6.	The development rate per Jumbo is assumed at 20 m/d, with a minimum of 15 m/d and a maximum of 24 m/d. These are historical values in the Cusi Mine (from 2013 to 2016).

7.	The vertical advance rate is 4 m/d.

The proposed development schedule and associated waste production is shown by year in Table 16-27. Table 16-28 details proposed production from the Cusi Mine.

Table 16-27:Proposed Development Meters and Waste Tonnage by Year

Development Meter	Total Meters [m]	Waste Development (t)									Total Tonnes [t]
		2018	2019	2020	2021	2022	2023	2024	2025	2026
Horizontal	45,002	173,764	197,203	216,132	209,771	221,368	191,491	159,553	83,037	36,126	1,488,443
Vertical	1,095	6388	4,472	7,026	13,745	1,600	2,986	-	0	0	36,217
Total	46,097	180,152	201,674	223,158	223,516	222,968	194,477	159,553	83,037	36,126	1,524,660

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Table 16-28: Proposed Production Rates by Year

Item	unit	2018	2019	2020	2021	2022	2023	2024	2025	2026	Total
Ore Mined	t	250,500	432,000	432,000	747,000	972,000	972,000	1,035,000	1,080,000	348,645	6,269,145
Waste Mined	t	180,152	201,674	223,158	223,516	222,968	194,477	159,553	83,037	36,126	1,524,660
Total Mined	t	430,652	633,674	655,158	970,516	1,194,968	1,166,477	1,194,553	1,163,037	384,771	7,793,805

Horizontal Waste Development	m	5,254	5,962	6,535	6,342	6,693	5,790	4,824	2,511	1,092	45,002.05
Vertical Waste Development	m	193	135	212	416	48	90	0	0	0	1095.00

Pb (mill feed)%		0.227	0.203	0.307	0.387	0.690	0.716	0.453	0.656	0.395	0.518
Pb (mill feed)	t	569	879	1327	2894	6705	6957	4684	7088	1376	32479
Zn (mill feed)%		0.237	0.240	0.370	0.419	0.706	0.833	0.654	0.625	0.997	0.611
Zn (mill feed)	t	594	1037	1598	3131	6863	8097	6771	6752	3475	38320
Ag (mill feed)	g/t	165.207	149.680	168.476	175.046	152.697	137.091	190.726	214.635	143.674	170.766
Ag (mill feed)	oz	1330688	2079160	2340242	4204485	4772411	4284636	6347310	7453551	1610647	34423130
Au (mill feed)	g/t	0.126	0.121	0.145	0.104	0.122	0.098	0.143	0.366	0.166	0.166
Au (mill feed)	oz	1018	1678	2009	2507	3803	3055	4749	12719	1862	33401

Candelaria	t	19,230	25,135	24,510	26,087	43,684	39,182	22,623			200,451
Durana	t			26,966	83,307						110,273
Eduwiges	t	60,597	104,361	122,473	127,374	268,078	185,654				868,537
Promontorio	t	60,255	87,585	130,629	212,109	338,808	320,917	298,102			1,448,403
San Nicolas/SRL	t	65,029	189,476	127,422	176,821	321,430	426,247	714,275	1,080,000	348,645	3,449,345
Minverva	t	45,390	25,444								70,834
San Juan	t				121,302						121,302

Ore Mined	t/day	696	1,200	1,200	2,075	2,700	2,700	2,875	3,000	968	2,097
Waste Mined	t/day	500	560	620	621	619	540	443	231	100	540
Total Mined	t/day	1,196	1,760	1,820	2,696	3,319	3,240	3,318	3,231	1,069	2,637
Waste Development	m/day	14.9	16.7	18.5	18.5	18.5	16.1	13.2	6.9	3.0	14.0
Ore Development	m	2,479	4,275	4,275	7,391	9,618	9,618	10,241	10,686	8,660	67,243
Total Waste + Ore Development	m	7,925	10,372	11,022	14,149	16,359	15,498	15,065	13,197	9,753	113,340

Required Fill	m3	91,758	158,242	158,242	273,626	356,044	356,044	379,121	395,604	127,709	2,296,390

The development schedule by ore body is shown in Figure 16-26 and is based on conceptual designs, considers; general ramps, cross-cut access, faces, raises and ventilation.

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Figure 16-26: Mine Schedule by Ore Body

16.9.3	Mining Equipment

A list of the major mining equipment currently used in the underground mine is provided in Table 16-29.

Table 16-29: Current Mine Fleet

Equipment	Make	Model	Capacity
Scooptram	Joy Global	LT – 270 (Year 2015)	1.5 YDS
Scooptram	Joy Global	LT – 270 (Year 2015)	1.5 YDS
Scooptram	Joy Global	LT – 270 (Year 2015)	1.5 YDS
Scooptram	TAMROCK	EJC 65	1.25YDS
Scooptram	WAGNER	ST 2D	2 YDS
Scooptram	JCI-125 (MTI)	JCI-125	1.5YDS
Scooptram	MTI (LT-210)	LT-210	1.25 YDS
Scooptram	MTI	JCI-250	2.5 YDS
Scooptram	MTI	LT-350 (Year 2014)	2.5 YDS
Scooptram	Joy Global	LT-350 (Year 2015)	2.5 YDS
JARVIS	JARVIS CLARCK	JDT 413	10 T
JARVIS	JARVIS CLARCK	JDT 413	10 T
JARVIS	MTI	JCI-1304	13 – 16 T
JARVIS	SANVICK	EJC-417	17 T
JARVIS	MTI	DT-1604	16 T
CAMION	INTERNATIONAL		16 T
TRAXCAVO	CASE	721 C	3YDS
BULLDOZER	CATERPILLAR	D6 C	NA

Analysis by Redco determined a list of complimentary mining equipment need to achieve the proposed mine development and mine schedule (Table 16-30). Productivity characteristics and assumptions for Frontal Jumbos, Scooptrams, and 30t trucks are given in Table 16-31 to Table 16-33.

Table 16-30: Equipment required to sustain proposed mine schedule

Equipment	2018	2019	2020	2021	2022	2023	2024	2025	2026	Maximum
Jumbo Muki (Development)	2	3	3	3	3	3	2	2	2	3
Jumbo Muki (Production)	3	4	4	7	8	8	9	9	4	9
Scoop 4yd3	2	2	2	3	3	3	3	3	1	3
Truck 30t	5	7	7	10	12	12	12	12	4	12
Personnel	107	185	185	319	415	415	442	462	149	462

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Table 16-31: Productivity Characteristics/Assumptions - Frontal Jumbo

Jumbo Muki (Development) Face parameters
Swell factor	30%	%
Density	2.7	t/m3
Swelled Density	2.1	t/m3
Height	3.5	m
Width	3.5	m
Perimeter	14	m
Area	12.3	m2
Volume	32	m3
Drillholes per face	36	drillholes
Drillhole Length (average)	2.9	m
Tota Meters per face	104.4	m/blast
Drillhole Efficiency	90%	%
Effective advance	2.61	m
Tonnage per advance meter	33	t/meter
Performance
Drilled meters	104.40	m/face
Drills per jumbo	1.00	#
Instant drilling velocity	1.52	68.68
Drilling time	68.68	min
Drill change time	0.67	min/drillhole
Losses	0.50	min/drillhole
Total Average time change drill bits and scaler	5.00	min
Total drilling time	115.80	min
Equipment Positioning Time	10	min
Total drilling time per face	2.10	hrs/face
Instant drilling performance	1195.00	m/d
Mechanical availability	75%	%
Utilization	65%	%
Operational Factor	49%	%
Real drilling performance	582.6	m/d
Real drilling advance performance	16.2	m/d
Real drilling advance performance	5825.6	m/y
Real drilling performance	535.2	t/day

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Table 16-32: Productivity Characteristics/Assumptions - Scooptram 4 yd3

Scoop 4yd3 Performance
Bucket capacity	4	yd3
Bucket capacity	8.3	t/bucket
Haulage distance	170	m
LHD Velocity (Loaded)	6.9	km/h
LHD Velocity (Empty)	5	km/h
Loading time	0.21	min
Dumping time	0.27	min
Travel time	3.52	min
Losses (5%)	0.20	min
Cycle time	4.20	min/cycle
Instant performance	118	t/h
Mechanical availability	80%	%
Utilization	75%	%
Filling factor	90%	%
Swelling	30%	%
Bucket Real Capacity	5.7	t/bucket
Real performance	49.0	t/h
Number of Equipment	9.0	-
Performance per hour LHD Total	441	t/h
Performance per day LHD Total	7,015	t/d

Table 16-33: Productivity Characteristics/Assumptions - 30 t Truck

Truck 30t Performance
Chute capacity	19	yd3
Chute capacity	30	t
Haulage distance	4000	m
Truck Velocity (Loaded)	8	km/h
Truck Velocity (Empty)	10	km/h
Loading time (cycle time scoop)	4.2	min
N cycle to full load truck	4.8	Cycle
Total Loading Time	19.9	min
Dumping time	1.5	min
Travel time	54	min
Losses (5%)	4.22	min
Cycle time	88.6	min/cycle
Instant performance	30	t/h
Mechanical availability	85%	%
Utilization	70%	%
Filling factor	905%
Swelling	30%	%
Bucket Real Capacity	27.2	t/bucket
Real performance	10.9	t/h
Number of equipment	4	-
Performance per hour Truck Total	44	t/h
Performance per day Truck Total	1050	t/d

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16.9.4	Dewatering

Cusi currently pumps an average of about 570 gpm from the Promontorio mine area and about 350 gpm from the Eduwiges area. SRK was provided with the total pumping from January of 2015 to July of 2016, and notes that the pumping requirements have increased over that period, from a total of about 32,000,000 gallons per month to over 46,000,000 gallons per month.

The current dewatering capacity for Cusi is supported by a system of nine electric pumps located in various levels and locations throughout the Promontorio and Santa Eduwiges mine complexes. A major pumping station which collects water from other areas of the mine, and removes it to the surface, is located in the shaft near San Bartolo, on level 12 of the mine. Seven 15-40 HP pumps located throughout the two mine areas move water to the pumping station, or other discharges. Two 125 to 150 HP vertical pumps lift water to the surface from the pumping station to the Eduwiges arroyo. An additional seven pumps are kept in stand by for replacement in the case of mechanical failure or unexpected inflow. SRK notes that the capacity of some of the stand by pumps are in excess of the primary pumps, mitigating the risk associated with high inflow levels based on surface condition or hydrogeologic conditions.

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17	Recovery Methods

This section describes the Mal Paso plant in its current configuration and adaptations to the plant considered by Sierra Metals and supported with preliminary engineering by Ingeneria Carillo (IC) to increase production from 650 tpd to 1200tpd by Q1 2019.

Kappes Cassiday and Associates (KCA) undertook preliminary engineering for a 1500 tpd plant at Cusihuariachi to operate complimentary to the Mal Paso plant for a combined processing capacity of 2700 tpd.

17.1	Introduction

The Mal Paso Plant, in the outskirts of Cuauhtemoc City, is approximately 44 km by road from the Cusi Mine. Material is transported from the mine to the concentrator using 20t trucks, during 2016 trucks delivered 186,898t of feed to the concentrator.

The Mal Paso Plant is a conventional ball mill and flotation plant fed from a single crushing circuit. The flotation circuit produces separate, commercial grade, Pb/Ag and Zn concentrates. The process flow-sheet is presented in graphic form in Figure 17-1.

Figure 17-1: Process flow sheet Mal Paso

During 2016, 5,442t of Pb/Ag concentrate was processed at Mal Paso as well as 1540t of Zn concentrate (Table 17-1). Head grade, recovery and metal production between 2014 and 2016 are detailed in Table 17-2.

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Table 17-1: 2015-2016 Concentrate Production

Date	Pb concentrate (t)	Zn Concentrate (t)
2015	5,329	0
Jan 2016	477	96
Feb 2016	595	159
Mar 2016	792	290
Apr 2016	577	181
May 2016	460	129
Jun 2016	334	120
Jul 2016	400	102
Aug 2016	485	125
Sep 2016	375	117
Oct 2016	452	168
Nov 2016	228	8
Dec 2016	267	46
2016	5,442	1,540

Source: Dia Bras, 2017

Table 17-2: 2014 – 2016 Metal Production

	2014	2015	2016
Tonnage	155,268	202,033	186,898
Head Grades
Ag (g/t)	166.69	175.88	171.78
Pb	0.785	0.78%	1.21%
Zn	0.00%	0.71%	1.16%
Au (g/t)	0.42	0.22	0.26
Metallurgical Recoveries Pb Concentrate
Ag recovery	76%	76%	70%
Pb recovery	79%	79%	82%
Pb grade in concentrate %	28%	23%	34%
Au recovery	62%	57%	62%
Zn concentrate*
Ag recovery	NA	NA	1%
Zn recovery	NA	NA	38%
Zn grade in concentrate %	NA	NA	53%
Metal Production (combined in concentrates)
Ag (oz)	630,160	873,496	739,707
Zn(t)	NA	NA	818
Pb (t)	962	1,246	1,864
Au(Oz)	1,289	831	954

Source: Dia Bras,2017

*Note: Zn concentrate details not reported in 2014 to 2015 as the Zn recovery circuit was being commissioned.

Sierra Metals studied the Mal Paso Plant to determine if the plant could be adapted to process 1200 tpd. The Sierra Metals study (Sierra, 2018) identified critical pieces of equipment required to overcome the bottlenecks in the crushing, milling, flotation and filtration stages and have begun to acquire this equipment. Once this equipment is installed, Sierra Metals expect that the Mal Paso Plant will operate sustainably at 1200 tpd.

The Redco Scoping Study (Redco, 2018) suggests that output from the Cusi Mine could be increased by a further 1500 tpd to 2700 tpd by mid-2021. To meet the potential increase in demand for processing capacity Sierra Metals commissioned Kappes Cassiday and Associates (KCA) to investigate a new plant at Cusihuariachi. KCA produced preliminary plans for a modular plant at Cusihuariachi scalable in 1500 tpd increments, these designs indicate that the capital requirements for the Cusihuariachi plant will be USD $30M and that construction would begin in 2020 to complete. Permitting of the proposed plant would take between 12 and 14 months to complete.

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The proposed modular plant at Cusihuariachi is significantly closer to the Cusi Mine than Mal Paso is. When compared to Mal Paso, mineral processed at Cusihuariachi will be up to USD $5/t cheaper to process. Transportation costs are estimated to be reduced by USD $4/t of material delivered to the plant and a further USD $1/t saving in processing costs expected to be achieved with the addition of a remilling circuit.

17.2	Current Plant Design and Equipment Characteristics

Reception

Mineral from the Cusi Mine is delivered 44 km to the Mal Paso plant in 20 t trucks and deposited in the storage yard which has the capacity to hold 2500t mineral. Mineral is blended and combined at the yard to achieve desired head grades.

Crushing

The Mal Paso plant currently operates 12 to 15 hours per and has the capacity to crush 1365 tpd.

A front-end loader feeds the crushing circuit by way of apron feeders. The layout of the crushing circuit is shown in Figure 17-2.

Figure 17-2: Flow chart for crushing circuit

Primary Crushing

A Voest 75 HP (20” x 36”) jaw-crusher reduces material to 75 mm which is subsequently belt fed to a two deck Trio (5’ x 14’) vibrating screen, the upper deck classifies ¾” x ½” material, the lower deck screens ⅜” x ½”.

Undersize material from the lower-deck is sent to fine ore storage bins and oversize oversized material (>⅜” x ½”) is fed to the secondary crusher.

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Secondary Crushing

A Metso 300HP cone crusher further reduces material to 15 mm (⅜”). After secondary crushing material is belt fed to fine ore storage bins, Pb-Ag mineral and Zn mineral are stored in designated bins.

Grinding and Classification

A system of belts feed material from fine storage bins to two 194 kW ball mills running in parallel, these mills operate at a power efficiency of 83%.

Two balls mills work in parallel, these mills are 7’ x 10’ and 8’ x 7’. Milling is closed circuit, each mill has its own discharge box, hydro-cyclones and a 4” centrifugal discharge pump. P80 of the grinding circuit ranges between 150 and 200 microns.

The circulating load is normally between 150% and 300%. Mill discharge is typically >70% solids, the mill operator controls the addition of water via manuel valves.

3” balls are used in the mills, wear on the balls is approximately 1.5 kg/t of fresh material.

It has been determined through granulometric testing that 16% of energy is lost due to overgrinding.

Classification

Each mill works with two 15” hydro-cyclones, one operating and one on standby. Hydro-cyclones give a d50 between 115 and 140 microns dependent on the flow of material and circulating load.

The cyclone pump is a centrifugal Denver SRL 5”x4 pump that operates at 15 psi.

Sulfide Flotation

Flotation is sequential, Pb/Ag is initially floated while Zn is depressed with the addition of Zn sulphate in dosages of approximately 150 to 200 g/t of fresh material. The zinc flotation circuit is operated only when the Zn head grade is >0.5 Zn.

Cleaning and re-cleaning of concentrates is achieved without regrinding. If primary milling is not effective in mineral liberation the final concentrate is negatively affected, therefore the cleaner flotation philosophy is to maintain a relatively high circulating load to achieve the desired concentrate grade. The installation of a regrinding mill would represent an opportunity for improvement.

Some of the flotation cells installed at Mal Paso are currently shutdown because retention times are more than required. The definition of the flotations time is still under investigation by Sierra Metals.

Pb-Ag Circuit

Overflow from both mills is combined to feed a bank of 5 DR300 ft3 cells. Rougher concentrate flows through three cleaner cells and then two scavenger cells. Scavenger concentrate is recirculated to the head of the cleaner cells.

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Cleaner and recleaner is done in 6 100 ft3 (2 cleaner, 2 re-cleaner cells and 2 cleaner-scavenger cells). Tails from the cleaner scavenger return to rougher flotation. Final concentrate is produced with between 6 and 12 kg of silver per tonne of concentrate.

Tails from the rougher-scavenger flotation discharge to a 10’ conditioning tank with agitator for sphalerite activation when the Zn head grade is above 0.5% Zn.

Zinc Circuit

The activation of Zn is achieved using copper sulphate in dosages of 300-400 g/t of fresh mineral. The Zn reactivation takes place in 5 minutes at a 15-20% solids.

The Zn circuit selectively floats sphalerite in two stages: rougher-scavenger and cleaner and recleaner stages using six 50 ft3 cells (2 for rougher and 4 for scavenger) and five 25 ft3 cells (3 for cleaner and 2 for re-cleaner).

Three blowers are operated for the entire flotation circuit, 1 is used in the Pb-Ag circuit, 1 is used in the Zn circuit and the third is on standby. These blowers maintain the desirable froth bed for production of quality concentrate.

Separation of solid and liquid

Two 6’ diameter Wemco disc filter are available for concentrate filtration. The Pb-Ag disc filter has four disk, two operating and two on stand-by. The zinc disk filter has 3 disks, two operating and one on stand-by.

Before the filter stage, each concentrate is thickened using conventional 25’ thickeners. Each thickener works with a Galigher pump to take discharge underflow thickener (with 40-45% solids) to feed the filter discs.

Tailings

Tailings facilities for the Mal Paso plant is a conventional deposition system. Flotation tails with approximately 25% solids is pumped via a Denver centrifugal pump from flotation to an intermediate pump station.

Two booster pumps send the tailings to a final storage area, which is approximately 0.9 km from the plant and at 50 m higher elevation.

Tailings beaches form by 1 or 2 spigot discharge points. Water is reclaimed from tailings and pumped to the process plant in stages using a pump to an intermediate station (the pump works 4 hours a day). Two additional pumps operating 20 hours a day to pump the water to an elevated storage tank for reuse at the concentrator.

17.3	To expand the plant to 1200 tpd (Q1 2019)

Internal studies by Sierra Metals (Sierra Metals, 2018) identified critical bottlenecks that need to be addressed before the Mal Paso plant can sustainably produce 1200 tpd. This study includes a list of equipment and modifications (Table 17-3). With the installation of this equipment, Sierra Metals projects that bottlenecks will be cleared, and the Mal Paso plant will have the capacity to process 1200 tpd by Q1 2019.

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Sierra Metals has started to implement these changes; four items have already been purchased. Funds for the remaining 8 items, including a 35% contingency fund, are estimated to cost USD $3.9M (Table 17-3).

Items already purchased by Sierra Metals include; Trio 6’ x 16’ vibrating grizzly, METSO 300 HP cone crusher, 8’ x 12’ 600 HP ball mill and 3 replacement blowers for the flotation circuit.

Table 17-3: Equipment List Identified by Sierra Metals to Achieve 1200 tpd throughput at Mal Paso

Item	Quantity	Description	$ Cost ($'000k)
1	1	Metso 300HP Cone Crusher	Purchased
2	1	Trio 6' x 16' Vibrating Grizzly	Purchased
3	1	600HP 8' x 12' Ball Mill	Purchased
4	1	250HP Feed Hopper	$ 100
5	1	Cluster Cyclone, Hydro cyclone, Pump and Box *	$ 100
6	1	Flotation Cells *	$ 100
7	3	Replace Flotation Blowers	Purchased
8	1	Increasing Capacity of Disc Filter and Vacuum Pump *	$ 100
9	1	Increasing Capacity of Tailings Dam	$ 250
10	2	Tailings Decanter System *	$ 2,000
11	1	Improvements to Chemical/Metallurgical Laboratory *	$ 150
12	1	Repair Symons Cone Crusher	$ 100
13	1	Contingency (35%)	$ 1,016
			$ 3,916

The prices of items shown with an * include installation costs

Crushing Plant

A second, double deck vibrating screen needs to be installed between the primary and secondary crushers. The screen has been purchased and is currently being installed. A refurbished Symons cone crusher will be added to the secondary crushing circuit.

Various crushing circuit scenarios were simulated by Sierra Metals (Table 17-4).

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Table 17-4: Crushing circuit, various simulations cases to determine potential crushing capacity

Case F80 = 300 mm	TPH/TPD	% Swelling Jaw Crusher	% Operability Cone Crusher HP-300	% Operability Cone Crusher Symons	% Efficiency Old Screen 5x14	% Efficiency New Screen 6x16	Final Product Operation Hours
Base case	40.6/650	24.3%	89%	0%	94% Mesh12.7mm	0%	½” to 16 hrs per day. Currently Operation
Case 1	40.6/650	51.1%	92%	0%	86% Mesh 9.6mm	0%	3/8” to 16 hrs per day. Choke feeding
Case 2	85.3/1365	41.9%	96.7%	0%	79% Mesh 12.7mm	0%	½” to 16 hrs per day. Choke feeding
Case 3	70.0/1120	41.9%	96.7%	0%	76% Mesh 9.6 mm	0%	3/8” to 16 hrs per day. Choke feeding
Case 4	90.0/1440	53.9%	81.6%	0%	94% Mesh 12.7mm	94% Mesh 12.7mm	½” to 16 hrs per day. Choke feeding
Case 5	115/1840	69.0%	52.9%	52.95	94% Mesh 8.7 mm	94% Mesh 8.7 mm	5/6” to 16 hrs per day. Choke feeding

Note: Each of the evaluated cases for the crushing circuit does not exceed 16 hours operation per day, the plant is permitted to operate 20 hrs/day

Grinding and Floatation

To increase the milling circuit to 1200 tpd Sierra Metals will install a third ball mill (8’ x 14’). This mill will be in parallel with existing ball mills and will have its own discharge box, pump and cyclone clusters. The mill has been purchased and is expected to be at Mal Paso in August 2018. Purchase orders have also been placed for associated transformers and breakers.

Other components required to expand production to 1200 tpd, such as hydro cyclones, pumps and boxes will be purchased locally in Chihuahua.

The flotation area, two banks of (four 100 ft3 cells and three 50ft3 cells) have been purchased to expand the flotation circuit.

Concentrate Solid: Liquid Separation

Additional disks will be added to increase filter capacity to handle concentrate produced at 1200 tpd; also new vacuum pumps (Nash 450 SCFM) will be installed.

17.4	Expansion to 2700 tpd

Based on conceptual studies by Redco (Redco, 2018), mine production could reach of 2700 tpd by mid-2021.

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In December 2017, KCA completed a conceptual study for a modular plant scalable in 1500 tpd increments (KCA, 2018) (Figure 17-3 and Figure 17-4). This plant is situated at Cusihuariachi, significantly closer to the Cusi Mine compared to the existing Mal Paso Plant. The plant at Cusihuariachi would be complementary to the Mal Paso Plant, the combined processing capacity would be 2700 tpd.

KCA determined that a plant at Cusihuariachi would offer operational savings of USD $5/t compared to the current Mal Paso Plant. This operational saving considers USD $4/t on transport and USD $1/t in mineral processing costs which could be achieved by improving grinding and the implementation of a regrinding circuit.

The proposed modular plant is a conventional circuit with two stage crushing followed by a closed grinding-circuit with hydro-cyclone classification. The flotation circuit consists of a rougher-scavenger and cleaner-recleaner flotation with regrinding circuit. As mentioned previously, regrinding is not currently undertaken at Mal Paso and could improve recoveries.

The crushing plant is a semi-portable type to allow a flexible/adjustable arrangement of stackers and conveyor belts to minimise the changes required in the event of modular expansions.

The tailings dam is designed to store 5.4 Mt of tailings in paste (< 25% water), the equivalent of 11 years operation at 1500 tpd.

The plant projected CAPEX requirement of USD $30M, ($16M in the process area, $6M in the tailings area, $1M in spares and additional studies and $7M in contingencies.

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CRUSHING &
GRINDING
RUN-OF-MINE ORE STOCKPILES
HOPPER & VIBRATING GRIZZLY FEEDER
JAW CRUSHER
CONE CRUSHER
VIBRATING SCREEN
FINE ORE STOCKPILE
2 DAYS
BY WHEEL LOADER
FINE ORE STORAGE BIN
16 HRS (1000 TONS)
FEEDER
CYCLONE
TRASH SCREEN
BALL MILL
LEAD FLOTATION
REAGENTS
CONDITIONER
PB ROUGHER / SCAVENGER FLOTATION CELLS
PB CLEANER CELLS
ZINC FLOTATION
CONDITIONERS
ZN ROUGHER / SCAVENGER FLOTATION CELLS
ZN CLEANER CELLS
PROCESS WATER
FLOCCULANT
CONCENTRATE THICKENERS
VACUUM FILTERS
PB CONCENTRATE TO SMELTER
ZN CONCENTRATE TO SMELTER
DEWATERING
VIA DECANTER
TAILINGS HOLDING TANK
FILTER FEED PUMPS
TAILINGS RETURN WATER PUMP
TAILINGS RETURN WATER TANK
TAILING IMPOUNDMENT
RAW WATER
WATER TANK PROCESS

DIBUJOS DE REFERENCIA

REVISIONES

DIA BRAS MEXICANA

Kappes, Cassiday & Associates
Reno, Nevada

KCA

CUSIHUIRIACHI

FLOWSHEET
PLANTA DE FLOTACION 1500 TPD

9173

0110-11-100

REV C

Figure 17-3: Conceptual Flow Path of Proposed Cusihuarachi Plant

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OFICINAS
(FUERA DEL ALCANCE)
AREA DE FLOTACION
MOLIENDA
AREA DE DECANTER
STOCKPILE
ALMACEN
FUERA DE ALCANCE
TRITURACION
PRIMARIA
CARRETERA
CUSI-CUAUHTEMOC
ALMACEN JALES SECOS
(2,250,000 M³)
CANAL DE DESVIO
PRESA DE JALES
SECOS
PILETA
UBICACION ACTUAL
DE OFICINAS
NO PARA CONSTRUCCION
GRAPHIC SCALE
1 : 2500
PROPUESTA DE UBICACION DE PLANTA
ESCALA 1:2500
3,127 000 N
3,126 500 N
3,126 000 N
318 000 E
318 500 E
319 000 E
319 500 E
2087.50
2075.00
2062.50
2050.00
DIBUJOS DE REFERENCIA
REVISIONES
DIA BRAS
MEXICANA
Kappes, Cassiday & Associates
KCA
CUSIHUIRIACHI
ARREGLO GENERAL DEL SITIO
PROPUESTA DE UBICACION DE
PLANTA DE FLOTACION 1500 TPD
VISTA EN PLANTA
9173
0110-13-100

Figure 17-4: Proposed Cusihuariachi Plant and Tailings Storage Facility

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18	Project Infrastructure

The Project has fully developed infrastructure including access roads, an exploration camp, administrative offices, a processing plant and associated facilities, tailings storage facility, a core logging shed, water storage reservoir and water tanks.

The site has electric power from the Mexican power grid, backup diesel generators, and heating from site propane tanks. The overall Project infrastructure is built and functioning and adequate for the planned mine and mill.

18.1	Access and Local Communities

Access to the Cusi Property is by paved road, approximately 105 km from Chihuahua to Cuauhtémoc via Federal Highway No. 16, then 22 km by paved road, and then approximately 8 km by all-season gravel roads to the Village of Cusihuariachi (Figure 18-1), which is located within the property. The total road distance from Chihuahua is approximately 135 km.

Figure 18-1: Photo of Cusihuarachi Village

The City of Cuauhtémoc, the largest town in the area, is situated some 22 km north of the Cusi Property and is an agro-industrial town. Infrastructure support and availability of trained miners proximal to the various concessions is limited but is available at Cuauhtémoc and Chihuahua. Numerous towns and villages are located throughout the area and are used as a local base for exploration activities on the various concessions. The land around the Cusi Property is used for agriculture. The villages in the area use the land to raise cattle, and to grow crops. Wildlife in the area includes various species of insects, lizards, snakes, birds, and small mammals.

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18.2	Service Roads

The site has developed and functioning gravel service roads that access the mine portals, water storage reservoir, camp, and process facilities. The roads between the mine and processing plant are used daily by the fleet of contract trucks that move mineral from the mine to the storage yard at the processing plant.

18.3	Mine Operation and Support Facilities

Sierra Metals owns the small Mal Paso processing plant equipped with crushers and flotation circuits located approximately 44 km by car from the Cusi Mine. The Mal Paso plant is equipped with crushers and two flotation circuits. The Mal Paso circuit has a capacity of 450 tpd and produces a lead/silver and zinc concentrate.

Figure 18-2: Aerial View of the Cusi Mine

18.4	Process Support Facilities

18.4.1	Energy

Separate contracts are in place for the supply of electricity to the Cusi Mine and Mal Paso plant.

The Cusi Mine currently operates at 0.83 MW, the contract in place with the Mexican Electricity Federal Commission (Comisión Federal de Electricidad) allows for up to 1.11 MW of usage.

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Projected increases in electrical demand associated with increased mine output (1200 tpd) will increase to 1.19 MW and will require a new contract to be established with the Mexican Electricity Federal Commission.

Electrical demands to support a 2700 tpd operation have not been determined.

The Mal Paso plant consumes 1.10 MW of power, the contract in place with the Mexican Electricity Federal Commission (Comisión Federal de Electricidad) allows for up to 1.67 MW of usage.

With the introduction of extra equipment to process 1200 tpd operational demand is projected to increase to 1.85 MW and a new contract to be required with the Mexican Electricity Federal Commission.

Sierra Metals intend negotiate contracts to supply 2.0 MW of electricity to the Mine and 3.0 MW to the Mal Paso Plant to cover these demands.

Electrical demands will increase further if the Cusi Mine increases production to 2700 tpd. A new contract will need to be established to supply electricity to the proposed Cusihuariachi plant.

18.4.2	Water

Water recovered from the underground workings at the Cusi Mine is used to support mining operations. Water recovered from the mine is significantly more than is required for mine operations.

In its current configuration the Mal Paso plant uses 11 lps of water which is supplied, under contract, from a neighbouring property with access to a water well. This contract has been in place since 2010 and allows for the supply of up to 25 lps.

Under contract 25 lps of water are available to the Mal Paso plant and is more than sufficient to supply the projected need of the plant to operate at an extended capacity of 1200 tpd.

The Mal Paso plant is located 200 m below the Cuauhtemoc valley which is extensively used for agriculture. Water drawn from underground for agricultural use has not reduced flow from the well that supplies water to the plant.

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Figure 18-3: On-site Electric and Water Supply

18.4.3	Site Communications

The site is equipped with a satellite communications system, including telephone and internet that allows communications between the plant and office facilities. A radio system is also in use. The mine has hard line telephone service.

18.4.4	Site Security

There is a head of security on site with a staff of four personnel. In addition to this group, is a mine rescue team trained in rescue techniques, as well as an on-site paramedic for minor medical emergencies. A central guardhouse is located near the access ramp for the Santa Eduwiges mine. Other guardhouses exist at the entrances to the mines where security personnel ensure that mine personnel entering the mine are properly equipped, as well as where they will be going in the mine.

A municipal Cusihuarachi police station is located approximately 150 meters from the mine access area for Santa Eduwiges and has an ambulance in cases of medical emergencies. The Mexican army base in the municipality of Cuauhtémoc is approximately 17 km from the mine site in situations that may need more support.

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18.4.5	Logistics

Concentrates produced from Cusi are shipped overland in trucks to the Manzanillo-Colima shipping complex approximately 1,600 km south.

18.4.6	Waste Handling and Management

Waste from the Promontorio and Santa Eduwiges mines is stored near the entry portals and ramps of these mines. Waste is used as backfill for the mine, and thus requirements for waste storage are minimal. Waste disposal areas are expected to be sufficient for expected future operations.

18.4.7	Tailings Management

Mal Paso Plant

Existing tailings storage capacity is currently being extended to offer storage for 520,000 m3 of tailings, this is the equivalent of 1 year and 7 months production at 1200 tpd (Table 18-1).

Table 18-1: Available Tailings Capacity

Tailings dam - Mal paso (February 2018)
	Border Volume	Storage capacity
Stage 1	4,985 m3	297,000 m3
Stage 2	38,000 m3	223,000 m3
Total		520,000 m3
Storage time at 1200 tpd	Density: 1.3 kg/l	1 year 7 months

A new tailings facility will be required for the expansion of 1200 tpd beyond December 2019. Dry paste tailings storage is being considered using Flottweg decanters to reduce water content in pulp to less than 25%. The reclaimed water will be recirculated back to the Mal Paso plant. Laboratory testing of this technology was conducted in 2017 with satisfactory results.

Anddes consulting are actively evaluating additional storage options are summarised in Table 18-2. Conceptual diagrams are shown in Figure 18-4 to Figure 18-7.

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Table 18-2: Options for additional tailings storage

Option	Positives	Negatives	Volume of added storage m3
Cañada 1	Lower energy consumption Distance from plant 900 m	Larger environmental impact 250k m2	2.5M m3
Cañada 2	Lower environmental impact 67k m2	Higher energy consumption Distance to plant 1.7 km	1.9 M m3
Road Crossing	Lower environmental impact 40k m2	Road crossing Requires excavation Distance to plant 1.8 km	1.5 M m3
Met Lab	Low energy consumption Makes use of existing tailings area Distance to plant 150 m	Requires rehandling of existing tailings	0.6 M m3

Figure 18-4: Cross Section of Tailings Option 1 (Cañada 1)

Figure 18-5: Cross section of Tailings Option 2 (Cañada 2)

Figure 18-6: Google Earth view of Tailings Option 3 (Road Crossing)

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Figure 18-7: Cross section of Tailings Option 4 (Met Lab)

Cusihuariachi Plant

The proposed Cusihuariachi Plant would require a new tailings storage facility.

As part of KCA’s scope to develop conceptual designs for the Cusihuariachi plant, a potential site for a dry stack tailings facility was identified (Figure 4-1). The proposed site will be advanced for further engineering as well as the permitting for tailings disposal. The conceptual capacity of tailings identified by KCA is 5.4M m3 which provides the equivalent of 11 years of storage capacity with the mill operating at 1500 tpd.

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Figure 18-8:Possible location for the Cusihuariachi Tailings Facility

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19	Market Studies and Contracts

Section 19 of this Report is excerpted from the NI 43-101 Technical Report on the Cusi Mine, prepared by SRK (Consulting U.S.), Inc. dated July 31st, 2017. Excerpts from this Technical Report are shown in italics. Standardisation have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

19.1	Market Studies

No specific market study was produced for this report, as reserves are not disclosed here. Nonetheless, SRK subscribes to a number of market forecast analysts and prepares a consensus market forecast analysis based on the information provided by these subscriptions.

This Mine produces lead and zinc concentrates yielding payable quantities of gold and silver, the sections below will disclose SRK’s consensus market forecast for each of these metals based on information available for Q1 2017, with an effective date of March 20, 2017. All price analysis here presented are based on a Free-On-Board (FOB) basis, which, on the case of this Project, can be considered as loaded at the mine gate. SRK notes that the commodity pricing for the calculation of cut-off grades in the mineral resource statement has been provided by Sierra Metals and approximates what they internally use for their own calculations.

19.1.1	Gold

The spot price of gold, as of March 20, 2017, is US$1,234/oz. The consensus market forecast here presented is based on the data provided by nine different analysts, where the highest long-term price projection from these professionals is US$1,300/oz and the lowest is US$778/oz.

The graph below combines the data from these nine analysts to produce an average price curve for this precious metal and an effective long-term price of US$1,180/oz. This is the price that SRK internally considers for the disclosure of ore reserves, in the case of resources disclosure a premium of 30% is considered, bringing the price to US$1,530/oz.

The prices here presented are for 99.9% pure gold and do not consider the effect of transportation to market, smelting and refining charges, payability factors, price participation and penalties, these will be discussed in the Contracts sections.

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Figure 19-1: Gold Price Curve and Long-Term Price Projection

19.1.2	Silver

The spot price of silver, as of March 20, 2017, is US$17.40/oz. The consensus market forecast here presented is based on the data provided by eight different analysts, where the highest long-term price projection from these professionals is US$20.00/oz and the lowest is US$10.94/oz.

The graph below combines the data from these eight analysts to produce an average price curve for this precious metal and an effective long-term price of US$19.00/oz. This is the price that SRK internally considers for the disclosure of ore reserves, in the case of resources disclosure a premium of 30% is considered, bringing the price to US$24.75/oz.

The prices here presented are for 99.9% pure silver and do not consider the effect of transportation to market, smelting and refining charges, payability factors, price participation and penalties, these will be discussed in the Contracts sections.

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Figure 19-2: Silver Price Curve and Long-Term Price Projection

19.1.3	Lead

The spot price of lead, as of March 20, 2017, is US$1.03/lb (US$2,281/t). The consensus market forecast here presented is based on the data provided by ten different analysts, where the highest long-term price projection from these professionals is US$0.99/lb (US$2,178/t) and the lowest is US$0.55/lb (US$1,207/t).

The graph below combines the data from these ten analysts to produce an average price curve for this base metal and an effective long-term price of US$0.88/lb (US$1,950/t). This is the price that SRK internally considers for the disclosure of ore reserves, in the case of resources disclosure a premium of 30% is considered, bringing the price to US$1.14/lb (US$2,550/t).

The prices here presented are for pure lead metal and do not consider the effect of transportation to market, smelting and refining charges, payability factors, price participation and penalties, these will be discussed in the Contracts sections.

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Figure 19-3: Lead Price Curve and Long-Term Price Projection

19.1.4	Zinc

The spot price of zinc, as of March 20, 2017, is US$1.30/lb (US$2,861/t). The consensus market forecast here presented is based on the data provided by nine different analysts, where the highest long-term price projection from these professionals is US$1.22/lb (US$2,692/t) and the lowest is US$0.80/lb (US$1,765/t).

The graph below combines the data from these nine analysts to produce an average price curve for this base metal and an effective long-term price of US$0.98/lb (US$2,150/t)). This is the price that SRK internally considers for the disclosure of ore reserves, in the case of resources disclosure a premium of 30% is considered, bringing the price to US$1.27/lb (US$2,800).

The prices here presented are for pure zinc metal and do not consider the effect of transportation to market, smelting and refining charges, payability factors, price participation and penalties, these will be discussed in the Contracts sections.

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Figure 19-4: Zinc Price Curve and Long-Term Price Projection

19.2	Contracts

SRK was provided with signed contracts that provide the terms and conditions for the sales of all lead and zinc concentrates produced by the Mine. These contracts establish the point of sale, quantities, qualities, basis of price, payment conditions, charges and penalties associated with the sales of these concentrates. Both documents have the same validity of two years, which is the entirety of 2016 and 2017, and provide support for the sales of the whole quantities of concentrates produced by the Project. The following sections present the details of these contracts and the terms governing the sales of these two concentrates.

Concentrate

Delivery, Quantity and Quality

The contract establishes the purchase of an estimated total production of 6,200 dry metric tons (±10%) over the period of one year. Approximately 520 dry metric tons of concentrate will be sold and delivered every month of the contract validity. The concentrate delivery is established as Delivery at Place (DAP) as defined by Incoterms 2010, which means that the mine is responsible for all cost and liability of the quantities sold until the products reach a warehouse or point of destination chosen by the buyer. Delivery is established to a specific region of the country of Mexico. The contracted quality of the lead concentrate is summarized in Table 19-1.

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Table 19-1: Lead Concentrate Contracted Quality

Item	Value	Unit
Pb	Min. 15%
Au	2 to 30	g/t
Ag	3,000 to 7,000	g/t
Zn	10 to 20%
Cu	1 to 5.5%
Fe	10 to 18%
Mn	0.3 to 0.6%
As	0.10 to 0.45	5
Sb	0.15 to 0.30%
Bi	0.03 to 0.06%
Sb	18 to 22%

Source: Sierra Metals,2017

Price, Payment, Charges and Penalties

Payment is defined as the sum of the payment of all payable metals contained in the concentrate minus deduction factors, charges and penalties associated with their processing and recovery.

Lead payment is subject to a 95% factor and a minimum deduction of 3 percent units, its considered price if defined as the LME Cash Settlement Price for Standard Lead in US$, as published in the London Metal Bulletin average over the Quotational Period.

Silver payment is subject to a 95% factor and a minimum deduction of 50 grams per ton, its considered price is defined as LMBA Silver Price in US$, as published in the London Metal Bulletin average over the Quotational Period.

Gold payment is subject to a 95% factor and a minimum deduction of 1.5 grams per ton, its considered price is defined as Daily Mean of the Morning and Afternoon LMBA Gold Price in US$, as published in the London Metal Bulletin average over the Quotational Period.

A treatment charge of US$230/t will be applied to the dry mass of concentrate, which is based on a lead price of US$1,725/t, an increment of US$0.16 for every dollar increase from the lead prices of US$1,725/t to US$1,850/t, and an increment of US$0.18 for every dollar increase for lead prices over US$1,850/t are also due.

A silver refining charge of US$1.50 for every troy ounce of payable silver will be deduced, this charge will be increased by US$0.11 for every US$ over the defined base price. Base prices are defined as US$16.00/oz for 2016 and US$17.00/oz for 2017. A gold refining charge of US$15.00 for every troy ounce of payable gold will be deduced.

Penalties are defined at a prorated basis as the following:

•	Zinc: US$3.00 for every percent point over 14%;
•	Arsenic: US$2.50 for every 0.10% that exceeds 0.30% until the maximum grade of 1.0%. Every 0.10% over 1.0% will be subject to a penalty of US$3.50;
•	Antimony: US$2.50 for every 0.10% that exceeds 0.30% until the maximum grade of 1.0%. Every 0.10% over 1.0% will be subject to a penalty of US$3.50;
•	Lead: US$3.00 for every percent point below the minimum grade of 15%; and

•	Silica: US$3.00 for every 1% of silica grade above the maximum grade of 15%.

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19.2.1	Zinc Concentrate

Delivery, Quantity and Quality

The contract establishes the purchase of an estimated total production of 2,000 wet metric tons (+-10%) over the period of one year. Approximately 170 wet metric tons of concentrate will be sold and delivered every month of the contract validity. The concentrate delivery is established as Delivery at Place (DAP) as defined by Incoterms 2010, which means that the mine is responsible for all cost and liability of the quantities sold until the products reach a warehouse or point of destination chosen by the buyer. Delivery is established to a specific region of the country of Mexico. The contracted quality of the lead concentrate is summarized in the table below.

Table 19-2: Zinc Concentrate Contracted Quality

Item	Value	Unit
Zn	53.09%
Pb	1.14%
Ag	350	g/t
Zn	0.4	g/t

Source: Sierra Metals, 2017

Price, Payment, Charges and Penalties

Payment is defined as the sum of the payment of all payable metals contained in the concentrate minus deduction factors, charges and penalties associated with their processing and recovery.

Zinc payment is subject to an 85% factor and a minimum deduction of 8 percent units, its considered price if defined as the LME Cash Settlement Price for Special High-Grade Zinc in US$, as published in the London Metal Bulletin average over the Quotational Period.

Silver payment is subject to a deduction of 3.5 ounces per metric ton and a 70% factor of the remaining metal balance, its considered price is defined as LMBA Silver Price in US$, as published in the London Metal Bulletin average over the Quotational Period.

A treatment charge of US$225/t will be applied to the dry mass of concentrate, which is based on a zinc price of US$1,600/t, an increment of US$0.18 for every dollar increase from the aforementioned base price is also due.

Penalties are defined at a prorated basis as the following:

•	Silicon Dioxide: US$1.50 for every percent point over 5% and up to 8%, US$2.50 for every percent point over 8% and up to 12%, and US$4.00 for every percent point over the 12%; and
•	Cadmium: US$2.00 for every 0.10% over the grade of 0.30%.

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20	Environmental Studies, Permitting and Social or Community Impact

Section 20 of this Report is excerpted from the NI 43-101 Technical Report on the Cusi Mine, prepared by SRK (Consulting U.S.), Inc. dated July 31st, 2017. Excerpts from this Technical Report are shown in italics. Standardisation have been made to suit the format of this report; any changes to the text are indicated with the use of [brackets].

SRK’s environmental specialist did not conduct a site visit of the Cusi Mine or Mal Paso Mill operations. As such, the following information is predicated on a review of available documentation and direct communications with the operator.

20.1	Environmental Studies and Liabilities

Cusi is located within the municipality of Cusihuariachi in the central portion of Chihuahua State, Mexico, approximately 135 km from the City of Chihuahua. The Project area encompasses 11,657 ha over a range of elevation of 1,950 to 2,460 meters above sea level (masl) in the Sierra Madre Occidental Mountain Range. Details of environmental studies completed for these operations was not available for this review.

Based on communications with representatives from Sierra Metals, it does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of mineral resources or reserves. However, given the pre-regulation vintage of the original tailings storage facilities (piles), the likelihood is high that these facilities are not underlain by low-permeability liners, increasing the risk of a long-term liability of metals leaching and groundwater contamination. Sierra Metals intends to cover these facilities during decommissioning in order to minimize this risk. (Gustavson, 2014)

20.2	Environmental Management

Tailings generated from the milling operations are stored in two tailings piles in the vicinity of the Mal Paso Mill. SRK is uncertain if these older disposal areas are underlain by low-permeability liner material, as the Mal Paso Mill has been in operation since the 1970s, prior to the promulgation of environmental laws governing extractive mineral wastes. At the current time, no environmental permit is necessary for operation of the Mal Paso Mill. At closure, it is Sierra Metals’ intent to cover these tailings piles.

In 2015, Sierra Metals initiated construction of a new tailings storage facility. The new impoundment is located immediately adjacent to the former tailings pile(s). SRK understands that the expanded capacity of the new impoundment should allow an additional four years of operational capacity at the current processing rates. In the dry climate of the Chihuahuan desert, the need for additional water resources has led Sierra Metals to consider dry-stack tailings disposal in this new facility. This new impoundment required permitting under the current regulatory regime, including environmental impact analyzes.

20.2.1	Waste Rock Management

Waste rock generated from the underground workings at Promontorio and Santa Eduwiges is deposited near the entrances of the respective mines. Management of these waste rock piles does not require permits.

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20.2.2	Geochemistry

Geochemical characterization data for the waste, ore and tailings generated at the Cusi Mine and Mal Paso Mill, respectively, were not available for this review.

20.3	Mexican Environmental Regulatory Framework

20.3.1	Mining Laws and Regulations

Mining in Mexico is regulated through the Mining Law, approved on June 26, 1992 and amended by decree on December 24, 1996, Article 27 of the Mexican Constitution.

Article 6 of the Mining Law states that mining exploration; exploitation and beneficiation are public utilities and have preference over any other use or utilization of the land, subject to compliance with laws and regulations.

Article 19 specifies the right to obtain easements, the right to use the water flowing from the mine for both industrial and domestic use, and the right to obtain a preferential right for a concession of the mine waters.

Articles 27, 37 and 39 rule that exploration; exploitation and beneficiation activities must comply with environment laws and regulations and should incorporate technical standards in matters such as mine safety, ecological balance and environmental protection.

The Mining Law Regulation of February 15, 1999 repealed the previous regulation of March 29, 1993. Article 62 of the regulation requires mining projects to comply with the General Environmental Law, its regulations, and all applicable norms.

20.3.2	General Environmental Laws and Regulations

Mexico’s environmental protection system is based on the General Environmental Law known as Ley General del Equilibrio Ecológico y la Protección al Ambiente - LGEEPA (General Law of Ecological Equilibrium and the Protection of the Environment), approved on January 28, 1988 and updated December 13, 1996.

The Mexican federal authority over the environment is the Secretaría de Medio Ambiente y Recursos Naturales - SEMARNAT (Secretariat of the Environment and Natural Resources). SEMARNAT, formerly known as SEDESOL, was formed in 1994, as the Secretaría de Medio Ambiente Recursos Naturales y Pesca (Secretariat of the Environment and Natural Resources and Fisheries). On November 30th, 2000, the Federal Public Administration Law was amended giving rise to SEMARNAT. The change in name corresponded to the movement of the fisheries subsector to the Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación – SAGARPA (Secretariat of Agriculture, Livestock, Rural Development, Fisheries and Food), through which an increased emphasis was given to environmental protection and sustainable development.

SEMARNAT is organized into a number of sub-secretariats and the following main divisions:

•	INE – Instituto Nacional de Ecología (National Institute of Ecology), an entity responsible for planning, research and development, conservation of national protection areas and approval of environmental standards and regulations.

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•	PROFEPA - Procuraduría Federal de Protección al Ambiente (Federal Attorney General for the Protection of the Environment) responsible for law enforcement, public participation and environmental education.
•	CONAGUA – Comisión Nacional del Agua (National Water Commission), responsible for assessing fees related to water use and discharges.
•	Mexican Institute of Water Technology.
•	CONANP – Comisión Nacional de Areas Naturales Protegidas (National Commission of Natural Protected Areas).

The federal delegation or state agencies of SEMARNAT are known as Consejo Estatal de Ecología – COEDE (State Council of Ecology).

PROFEPA is the federal entity in charge of carrying out environmental inspections and negotiating compliance agreements. Voluntary environmental audits, coordinated through PROFEPA, are encouraged under the LGEEPA.

Under LGEEPA, a number of regulations and standards related to environmental impact assessment, air and water pollution, solid and hazardous waste management and noise have been issued. LGEEPA specifies compliance by the states and municipalities, and outlines the corresponding duties.

Applicable regulations under LGEEPA include:

Regulation to LGEEPA on the Matter of Environmental Impact Evaluations, May 30, 2000;

•	Regulation to LGEEPA on the Matter of Prevention and Control of Atmospheric Contamination, November 25, 1988;
•	Regulation to LGEEPA on the Matter of Environmental Audits, November 29, 2000;
•	Regulation to LGEEPA on Natural Protected Areas, November 20, 2000;
•	Regulation to LGEEPA on Protection of the Environment Due to Noise Contamination, December 6, 1982;
•	Regulation to LGEEPA on the Matter of Hazardous Waste, November 25, 1988.
•	Mine tailings are listed in the Regulation to LGEEPA on the Matter of Hazardous Waste. Norms include:
•	Norma Oficial Mexicana (NOM)-CRP-001-ECOL, 1993, which establishes the characteristics of hazardous wastes, lists the wastes, and provides threshold limits for determining its toxicity to the environment.
•	NOM-CRP-002-ECOL, 1993 establishes the test procedure for determining if a waste is hazardous.
•	On September 13, 2004, SEMARNAT published the final binding version of its new standard on mine tailings and mine tailings dams, NOM-141-SEMARNAT-2003. The new rule has been renamed since the draft version was published in order to better reflect the scope of the new regulation. This NOM sets out the procedure for characterizing tailings, as well as the specifications and criteria for characterizing, preparing, building, operating, and closing a mine tailings dam. This very long (over 50 pages) and detailed standard sets out the new criteria for characterizing tailings as hazardous or non-hazardous, including new test methods. A series of technical annexes address everything from waste classification to construction of the dams. The rule is applicable to all generators of non-radioactive tailings and to all dams constructed after this NOM goes into effect.

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•	Existing tailings dams will have to comply with the new standards on post-closure. The NOM formally went into effect sixty (60) days after its publication date.

PROFEPA “Clean Industry”

The Procuraduría Federal de Protección al Ambiente (the enforcement portion of Mexico's Environmental Agency, referred to as PROFEPA), administers a voluntary environmental audit program and certifies businesses with a “Clean Industry” designation if they successfully complete the audit process. The voluntary audit program was established by legislative mandate in 1996 with a directive for businesses to be certified once they meet a list of requirements including the implementation of international best practices, applicable engineering and preventative corrective measures.

In the Environmental Audit, firms contract third-party PROFEPA-accredited auditors, considered to be experts in fields such as risk management and water quality, to conduct the audit process. During this audit, called “Industrial Verification,” auditors determine if facilities are in compliance with applicable environmental laws and regulations. If a site passes, it receives designation as a “Clean Industry” and is able to utilize the Clean Industry logo as a message to consumers and the community that it fulfils its legal responsibilities. If a site does not pass, the government can close part, or all of a facility if it deems it necessary. However, PROFEPA wishes to avoid such extreme actions and instead prefers to work with the business to create an “Action Plan” to correct problem areas.

The Action Plan is established between the government and the business based on suggestions of the auditor from the Industrial Verification. It creates a time frame and specific actions a site needs to take in order to be in compliance and solve existing or potential problems. An agreement is then signed by both parties to complete the process. When a facility successfully completes the Action Plan, it is then eligible to receive the Clean Industry designation.

PROFEPA believes this program fosters a better relationship between regulators and industry, provides a green label for businesses to promote themselves and reduces insurance premiums for certified facilities. The most important aspect, however, is the assurance of legal compliance through the use of the Action Plan, a guarantee that ISO 14001 and other Environmental Management Systems cannot make.

According to Sierra Metals, the company has initiated the PROFEPA “Clean Industry” application process for the Mal Paso Mill. The site is currently preparing for the third-party external audit, and anticipated obtaining the certification in 2017.

SIGA

Many companies in Mexico adopt the corporate policy, Sistema Integral de Gestión Ambiental (SIGA) (Integral System of Environmental Management), for the protection of the environmental and prevention of adverse environmental impacts. SIGA emphasizes a commitment to environmental protection along with sustainable development, as well as a commitment to strict adherence to environmental legislation and regulation and a process of continuous review and improvement of company policies and programs. The companies continue to improve their commitments to environmental stewardship through the use of the latest technologies that are proven, available, and economically viable.

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SRK is not aware if the Cusi operations participate in the SIGA program at this time, but recommends that they do so.

Other environmental/social industry programs that the mine could participate in include:

Other environmental/social industry programs that the mine could participate in include:

•	Seeking accreditation under the voluntary self-management program for health and safety with the Mexican Department of Labor and Social Welfare (PASST); and
•	Strive to receive the Social Responsible Company (ESR) Distinctive, which is awarded by the Mexican Center of Philanthropy.

20.3.3	Other Laws and Regulations

Water Resources

Water resources are regulated under the National Water Law, December 1, 1992 and its regulation, January 12, 1994 (amended by decree, December 4, 1997). In Mexico, ecological criteria for water quality is set forth in the Regulation by which the Ecological Criteria for Water Quality are Established, CE-CCA-001/89, dated December 2, 1989. These criteria are used to classify bodies of water for suitable uses including drinking water supply, recreational activities, agricultural irrigation, livestock use, aquaculture use and for the development and preservation of aquatic life. The quality standards listed in the regulation indicate the maximum acceptable concentrations of chemical parameters and are used to establish wastewater effluent limits. Ecological water quality standards defined for water used for drinking water, protection of aquatic life, agricultural irrigation and irrigation water and livestock watering are listed.

Discharge limits have been established for particular industrial sources, although limits specific to mining projects have not been developed. NOM-001-ECOL-1996, January 6, 1997, establishes maximum permissible limits of contaminants in wastewater discharges to surface water and national “goods” (waters under the jurisdiction of the CONAGUA).

Daily and monthly effluent limits are listed for discharges to rivers used for agricultural irrigation, urban public use and for protection of aquatic life; for discharges to natural and artificial reservoirs used for agricultural irrigation and urban public use; for discharges to coastal waters used for recreation, fishing, navigation and other uses and to estuaries; and discharges to soils and to wetlands. Effluent limitations for discharges to rivers used for agricultural irrigation, for protection of aquatic life and for discharges to reservoirs used for agricultural irrigation have also been established.

The Cusi operations currently consume water recovered from the underground workings for process water and support of surface operations. Fresh make-up water is sourced from a well located approximately two kilometres away on private property. A contract with the landowner allows Cusi to pump water to a surface storage tank, and subsequently to the plant site for use. Make-up water consumption is approximately 1.0 m3/t of ore. Potable water is trucked in from off site.

Ecological Resources

In 2000, the National Commission of Natural Protected Areas (CONANP) (formerly CONABIO, the National Commission for Knowledge and Use of Biodiversity) was created as a decentralized entity of SEMARNAT. As of November 2001, 127 land and marine Natural Protected Areas had been proclaimed, including biosphere reserves, national parks, national monuments, flora and fauna reserves, and natural resource reserves.

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Ecological resources are protected under the Ley General de Vida Silvestre (General Wildlife Law). (NOM)-059-ECOL-2000 specifies protection of native flora and fauna of Mexico. It also includes conservation policy, measures and actions, and a generalized methodology to determine the risk category of a species.

Other ecological laws and regulations that may affect the Cusi operations include:

•	Forest Law, December 22, 1992, amended November 31, 2001, and the Forest Law Regulation, September 25, 1998.
•	Fisheries Law, June 25, 1992, and the Fisheries Law Regulations, September 29, 1999.
•	Federal Ocean Law, January 8, 1986

Regulations Specific to Mining Projects

All aspects related to Mine Safety and Occupational Health are regulated in Mexico by NOM-023-STPS-2003 issued by the Secretariat of Labor. Appendix D of this regulation refers specifically to ventilation for underground mines, such as Bolívar Mine, and establishes all the requirement underground mines should comply with, which are subject of regular inspections.

New tailings dams are subject to the requirements of NOM-141-SEMARNAT-2003, Standard that Establishes the Requirements for the Design, Construction and Operation of Mine Tailings Dams. Under this regulation, studies of hydrogeology, hydrology, geology and climate must be completed for sites considered for new tailings impoundments. If tailings are classified as hazardous under NOMCRP-001-ECOL/93, the amount of seepage from the impoundment must be controlled if the facility has the potential to affect groundwater. Environmental monitoring of groundwater and tailings pond water quality and revegetation requirements is specified in the regulations.

NOM-120-ECOL-1997, November 19, 1998 specifies environmental protection measures for mining explorations activities in temperate and dry climate zones that would affect xerophytic brushwood (matorral xerofilo), tropical (caducifolio) forests, or conifer or oak (encinos) forests. The regulation applies to “direct” exploration projects defined as drilling, trenching, and underground excavations. A permit from SEMARNAT is required prior to initiating activities and SEMARNAT must be notified when the activities have been completed. Development and implementation of a Supervision Program for environmental protection and consultation with CONAGUA is required if aquifers may be affected. Environmental protection measures are specified in the regulations, including materials management, road construction, reclamation of disturbance and closure of drill holes. Limits on the areas of disturbance by access roads, camps, equipment areas, drill pads, portals, trenches, etc. are specified.

20.3.4	Expropriations

Expropriation of ejido and communal properties is subject to the provisions of agrarian laws.

20.3.5	NAFTA

Canada, the United States and Mexico participate in the North American Free Trade Agreement (NAFTA). NAFTA addresses the issue of environmental protection, but each country is responsible for establishing its own environmental rules and regulations. However, the three countries must comply with the treaties between themselves; and the countries must not reduce their environmental standards as a means of attracting trade. At this time, SRK is not aware of any impacts to the Cusi operations from the requirements of NAFTA.

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20.3.6	International Policy and Guidelines

International policies and/or guidelines that may be relevant to the Bolívar Mine include:

•	International Finance Corporation (Performance Standards) – social and environmental management planning; and
•	World Bank Guidelines (Operational Policies and Environmental Guidelines).

These items were not specifically identified and included in SRK’s environmental scope of work; however, given that Sierra Metals is a Canadian entity, general corporate policy tends to be in compliance with IFC, World Bank and Equator Principles.

SRK recommends that a more comprehensive audit of Cusi be conducted with respect to these guidelines and performance standards.

20.3.7	Required Permits and Status

According to Sierra Metals, the Cusi Mine and Mal Paso Mill are exempt from a number of permit requirements since the operations predate the environmental laws. Sierra has received formal recognition from SEMARNAT of the permit exemption for the Mal Paso Mill and the Cusi Mine operations.

The required permits for continued operation at the Cusi Mine and Mal Paso Mill, including exploration of the site, have been obtained. SRK has not independently verified the current status of all the site permits. At this time, SRK has not been made aware of any outstanding permits or any non-compliance issues that would affect the ability of the operator to extract rock, process ore, and/or disposal of tailings. The following information regarding the permits was provided by Sierra Metals (Table 20-1 and Table 20-2).

Table 20-1: Permit and Authorization Requirements for the Cusi Mine and Mal Paso Mill

Permit	Agency	Approval Date (or Anticipated Approval Date)
Mining Law Concession	President via the Minister of Commerce and Industrial and the General Directorate of Mines Promotion – Mexican Secretaría de Economía	See Table 20-2
Manifestación de Impacto Ambiental (MIA) – Environmental Impact Statement	Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT) - Secretariat of the Environment and Natural Resources

The following concessions are exempt from having to apply for the MIA, according to the document SG.IR.08-20141 / 93 from SEMARNAT dated May 2014 that recognizes the exception because Dia Bras proved that the mining concessions operated prior to the 1988 regulations. Any other concession will need a MIA or prove operation prior to this date:

• San Bartolo (Title 150395)

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• La India (Title 150569)

• Promontorio (Title 163582)

• La Consolidada (Title 165102)

• La Perla (Title 165968)

• El Milagro (Title 163580)

• La Ilusión (Title 166611)

• La Rumorosa (Title 163512)

• Los Pelones (Title 166981)

• La Hermana de la India (Title 180030)

• Nueva Santa María (Title 182002)

• La Gloria (Title 179400)

• La Perlita (Title 163565)

Análisis de Riesgo - Risk Analysis Report	Dirección Estatal de Proteccion Civil Chihuahua (with assistance from external consultant)

A risk analysis is in process by La dirección de Protección Civil de Gobierno del estado de Chihuahua. It is focused on the security in the mine and the use of explosives. Resolution is expected in the coming weeks;

In August 2013, an external consultant (Rodrigo de la Garza Aguillar) presented a geohydrological and geotechnical study on the San Bartolo Mine; and In December 2016 an external constant (Ing. Alfredo Rodriguez) presented a Geo-hydrological study for the San Bartolo and Santa Eduwiges mines.

Operating License (and Air Quality Permit)	SEMARNAT	In the Cusihuiriachi mines, there are no atmospheric emissions. At the Malpaso mill, SEMARNAT issued a Licencia Unica Ambiental (unique environmental license) dated August 2013.
Cambio de Uso de Suelo - Land Use Change Permit	SEMARNAT

The following concessions are exempt from having to apply for the Cambio de Uso de Suelo, according to the document SG.IR.08-20141 / 93 from SEMARNAT dated May 2014 that recognizes the exception because Dia Bras proved that the mining concessions operated prior to the 1988 regulations. Any other concession will need the Cambio de Uso de Suelo permit or prove that it was in operation prior to that year:

• San Bartolo (Title 150395)

• La India (Title 150569)

• Promontorio (Title 163582)

• La Consolidada (Title 165102)

• La Perla (Title 165968)

• El Milagro (Title 163580)

• La Ilusión (Title 166611)

• La Rumorosa (Title 163512)

• Los Pelones (Title 166981)

• La Hermana de la India (Title 180030)

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• Nueva Santa María (Title 182002) • La Gloria (Title 179400) • La Perlita (Title 163565)
Concession Title for Underground Water Extraction	Comisión Nacional del Agua (CONAGUA) - National Water Commission)	Mine dewatering is regulated under the Mining Law and no permit is required to extract mine water.
Wastewater Discharge Permit	CONAGUA

For the Malpaso Mill, a discharge permit (02CHI141178/34EMDL15) was issued in August 2015.

For the Cusi Mine, CONAGUA documents No B00.E.22.4.-420 and No B00.E.22.4.-419, dated November 12, 2014, exempt Dia Bras from requiring discharge permits, as the water does not contain contaminants or is used in industrial processes.

Hazardous Waste Registration	SEMARNAT	The last update to this registration was November 04, 2016.
Explosives Use Permit	Secretaría de la Defensa Nacional (SEDENA)	Permit Number 4599 – last updated December 1, 2016. Expires in 1 year.

Source: Permit information provided by Sierra Metals, and not independently verified by SRK

Table 20-2: Cusi Mine Concessions

Held By	Name	Type	Area	File No.	Title No.	Registration Date Rpm	Expiration Date
Dia Bras Mexicana	Base	Exploitation	23.8090	016/30975	217584	06/08/2002	05/08/2052
Dia Bras Mexicana	Flor de Mayo	Exploitation	14.4104	016/32699	224700	31/05/2005	30/05/2055
Dia Bras Mexicana	Base 1	Exploitation	3.9276	016/33729	227657	28/07/2006	27/07/2056
Dia Bras Mexicana	Santa Rita	Exploitation	16.6574	016/34624	229081	06/03/2007	05/03/2057
Dia Bras Mexicana	Sayra I	Exploitation	7.2195	016/34623	229064	02/03/2007	01/03/2057
Dia Bras Mexicana	San Miguel	Exploitation	96.2748	016/33730	229166	21/03/2007	20/03/2057
Dia Bras Mexicana	San Miguel I	Exploitation	98.612	016/33731	228484	24/11/206	23/11/2056
Dia Bras Mexicana	San Miguel II	Exploitation	100.00	016/33732	227363	14/06/2006	13/06/2056
Dia Bras Mexicana	San Miguel III	Exploitation	100.00	013/33733	227364	14/06/2006	13/06/2056
Dia Bras Mexicana	San Miguel IV	Exploitation	96.9850	016/33734	227485	27/06/2006	26/06/2056
Dia Bras Mexicana	San Miguel VI	Exploitation	98.9471	016/34642	228058	29/09/2006	28/09/2056
Dia Bras Mexicana	San Miguel VII	Exploitation	52.6440	016/34640	229084	06/03/2007	05/03/2057
Dia Bras Mexicana	Saira	Exploitation	16.00	016/33735	227365	14/06/2006	13/06/2056
Dia Bras Mexicana	Manuel	Exploitation	100.00	016/33714	227360	14/06/2006	13/06/2056

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Held By	Name	Type	Area	File No.	Title No.	Registration Date Rpm	Expiration Date
Dia Bras Mexicana	Santa Rita Fracc. I	Exploitation	9.00	016/34624	229082	06/03/2007	05/03/2057
Dia Bras Mexicana	Santa Rita Fracc. II	Exploitation	8.8141	016/34624	229083	06/03/2007	05/03/2057
Dia Bras Mexicana	San Miguel V	Exploitation	6.5325	016/34641	227984	26/09/2006	25/09/2056
Dia Bras Mexicana	San Juan	Exploitation	12.3587	016/31500	218657	03/12/2002	02/12/2052
Dia Bras Mexicana	San Juan Fracc.A	Exploitation	0.1727	016/31500	218658	03/12/2002	02/12/2052
Dia Bras Mexicana	San Juan Fracc. B	Exploitation	0.1469	016/31500	218659	03/12/2002	02/12/2052
Dia Bras Mexicana	Norma	Exploitation	12.2977	016/31700	218851	22/01/2003	21/01/2053
Dia Bras Mexicana	Norma 2	Exploitation	1.7561	016/31715	219283	25/02/2003	24/02/2053
Dia Bras Mexicana	Cima	Exploitation	9.9637	016/30957	217231	02/07/2002	01/07/2052
Dia Bras Mexicana	Manuel 1 Fracc A	Exploitation	1.1858	016/34849	229747	13/06/2007	12/06/2057
Dia Bras Mexicana	Manuel 1 Fracc. B	Exploitation	1.13425	016/34849	229748	13/06/2007	12/06/2057
Dia Bras Mexicana	Alma	Exploitation	80.4612	Valid	227982	25/09/2006	25/09/2056
Dia Bras Mexicana	San Bartolo	Exploitation	6.00	Valid	150395	30/09/1968	29/09/2018
Dia Bras Mexicana	Marisa	Exploitation	5.08	Valid	220146	17/06/2003	16/06/2053
Dia Bras Mexicana	La india	Exploitation	15.76	Valid	150569	29/10/1968	27/10/2018
Dia Bras Mexicana	Alma	Exploitation	87.2041	Valid	220146	17/06/2003	16/06/2053
Dia Bras Mexicana	Alma I	Exploitation	106.00	Valid	226816	09/03/2006	09/03/2056
Dia Bras Mexicana	Alma II	Exploitation	91.00	Valid	227651	27/07/2006	27/07/2056
Dia Bras Mexicana	Nueva Recompensa	Exploitation	21.00	Valid	195371	15/09/1992	13/09/2042
Dia Bras Mexicana	Monterrey	Exploitation	5.4307	Valid	183820	22/11/1998	21/11/2038
Dia Bras Mexicana	Nueva Santa Marina	Exploitation	16.00	Valid	182002	08/04/1988	07/04/2038
Dia Bras Mexicana	San Ignacio	Exploitation	3.00	Valid	165662	28/11/1979	27/11/2029
Dia Bras Mexicana	Promontorio	Exploitation	8.00	Valid	163582	30/10/1978	29/10/2028
Dia Bras Mexicana	La Perla	Exploitation	15.00	Valid	165968	13/12/1979	12/12/2029
Dia Bras Mexicana	La Perlita	Exploitation	10.00	Valid	163565	10/10/1978	09/10/2028
Dia Bras Mexicana	Luis	Exploitation	3.1946	Valid	194225	19/12/1991	18/12/2041
Dia Bras Mexicana	La Consolidada	Exploitation	22.00	Valid	165102	23/08/1979	22/08/2029
Dia Bras Mexicana	La Doble Eufemia	Exploitation	9.00	Valid	18814	29/11/1990	28/11/2040

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Held By	Name	Type	Area	File No.	Title No.	Registration Date Rpm	Expiration Date
Dia Bras Mexicana	La Gloria	Exploitation	10.00	Valid	179400	09/12/1986	08/12/2036
Dia Bras Mexicana	La Indita	Exploitation	9.9034	Valid	212891	13/02/2001	12/02/2049
Dia Bras Mexicana	La Suerte	Exploitation	10.5402	Valid	216711	28/05/2002	27/05/2052
Minera Cusi	El Hueco	Exploitation	1.8379	Valid	172321	23/11/2003	23/11/2033
Dia Bras Mexicana	El Presidente	Exploitation	8.1608	Valid	209802	09/08/1999	08/08/2049
Dia Bras Mexicana	El Salvador	Exploitation	7.7448	Valid	190493	29/04/1991	28/04/2041
Dia Bras Mexicana	Cusihuriachic Dos	Exploitation	87.6748	Valid	220576	28/08/003	27/08/2053
Dia Bras Mexicana	La Bufa Chiquita	Exploitation	3.6024	Valid	220575	28/08/2003	27/08/2053
Dia Bras Mexicana	Aguila	Exploitation	4.2772	Valid	216262	23/04/2002	22/04/2052
Dia Bras Mexicana	Año Nuevo	Exploitation	12.00	Valid	192908	19/12/1991	18/12/2041
Dia Bras Mexicana	Ampl. Nueva Josefina	Exploitation	18.2468	Valid	177957	02/04/1986	31/03/2036
Dia Bras Mexicana	El Milagro	Exploitation	26.8259	Valid	166580	27/06/1980	26/06/2030
Dia Bras Mexicana	Los Pelones	Exploitation	16.3018	Valid	166981	05/08/1980	04/08/2030
Dia Bras Mexicana	La Ilusion	Exploitation	6.00	Valid	166611	27/06/1980	26/06/2030
Dia Bras Mexicana	La Hermana de la India	Exploitation	13.1412	Valid	180030	23/03/1987	22/03/2037
Dia Bras Mexicana	La Rumorosa	Exploitation	20.00	Valid	166612	27/06/1980	26/06/2030
Dia Bras Mexicana	La Nueva Josefina	Exploitation	10.00	Valid	181221	11/09/1987	22/03/2037
Dia Bras Mexicana	Mina Vieja	Exploitation	8.25	Valid	165742	11/12/1979	10/12/2029
Dia Bras Mexicana	Margarita	Exploitation	14.00	Valid	165969	13/12/1979	12/12/2029
Minera Cusi	Cusihuiriachic	Exploitation	472.2626	Valid	240976	16/11/2012	15/11/2062
Dia Bras Mexicana	CUSI-DBM	TCM	4,716.6621	Valid	229299	03/04/2007	02/04/2057
Dia Bras Mexicana	CUSI-DBM	TCM	4,695.1748	Valid	232028	10/06/2008	09/06/2058
Dia Bras Mexicana	Bronco 1A	Exploitation	55.6309	Valid	240329	23/05/2012	22/05/2062
Dia Bras Mexicana	Bronco 1B	Exploitation	0.8001	Valid	240330	23/05/2012	22/05/2062
Dia Bras Mexicana	Bronco 2	Exploitation	7.5296	Valid	239311	13/12/2011	13/12/2061
Dia Bras Mexicana	Bronco 3	Exploitation	8.1186	Valid	243011	30/05/2014	29/05/2064
Dia Bras Mexicana	Bronco 4	Exploitation	0.522	Valid	239312	13/12/2011	13/12/2061
Dia Bras Mexicana	Bronco 5	Exploitation	6.7121	Valid	239335	13/12/2011	13/12/2061
Dia Bras Mexicana	Bronco 6	Exploitation	9.00	Valid	239321	13/12/2011	13/12/2061

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Held By	Name	Type	Area	File No.	Title No.	Registration Date Rpm	Expiration Date
Dia Bras Mexicana	Zapopa	Exploitation	8.3867	Valid	240189	13/04/2012	12/04/2062
Minera Cusi	La Mexicana	Exploitation	2.00	To be registered	165883	12/12/1979	13/12/2082
Fernando Holguin	Sayra	Exploitation	74.84	Valid	239403	14/12/2011	14/12/2061
Fernando Holguin	Bibiana	Exploitation	71.89	Valid	239262	07/12/2011	07/12/2061
			11,815.3072

According to Sierra Metals, Dia Bras is the identified owner of the La India concession title (No.150569); however, there is currently no contract in place with the San Bernabe Ejido, the owner of the surface land, for access and occupation. In the past, the Ejido has allowed Dia Bras to explore on this concession and is apparently willing to sign a contract with the operations to allow for additional exploration (and possible exploitation) in the future. No documentation to this effect was made available for this review.

20.3.8	MIA and CUS Authorizations

In April 2014, SEMARNAT conducted an inspection of the Dias Bras Cusi operations. During this site visit, the inspectors met with security and mine planning personnel, who were asked to provide a copy of the Environmental Impact Assessment (MIA) to legally support, in terms of environmental impact, the work being carried out by the company. However, the MIA could not be provided by the company's employees. Since the MIA authorization could not be produced, SEMARNAT issued a notice of violation against the company.

The following month, in a letter addressed to Arturo Valles Chávez, legal representative of Dia Bras Mexicana SA de CV, SEMARNAT acknowledges that Dia Bras is the legitimate holder of the following concessions in the municipality of Cusihuiriaci, Chihuahua: San Bartolo, Promontorio, La Consolidad, La Perla, El Milagro, La Ilusión, La Rumurosa, Los Pelones, La Hermana de la India, Nueva Santa Marina, La Gloria, and La Perlita, and that these concessions pre-date the General Law for Sustainable Forest Development, as well as the General Law on Ecological Equilibrium and Environmental Protection, regarding to Environmental Impact Assessment. As such, SEMARNAT agreed the existing operations (and minor alteration thereto), should not be subject to the Environmental Impact Assessment procedure. However, SEMARNAT did stipulate that, in case of disturbance and/or removal of vegetation, Dia Bras must comply with the regulations regarding to land use change before the Federal delegation, as well as the proper management of waste generated during mining and processing (i.e., tailings).

SEMARNAT officially dismissed the notice of violation on May 14, 2015 in Administrative Record No. PFPA/15.212C.27.1/0055-14.

20.3.9	Inspections

In April 2014, during the same inspection by SEMARNAT of the Cusi operations, the agency found no irregularities in the emission of pollutants to the environment. There was also no mention of any irregularities regarding the process of mineral extraction and storage disposal.

On November 17, 2015, Chihuahua State regulators, through the Secretary of Urban Development and Ecology, inspected Promotorio Mine and found that the water discharged by Dia Bras complies with the parameters established by NOM-001/SEMARNAT 2015. At the same time, Dia Bras presented the argument that a special waste water discharge permit from CONAGUA is not required to discharge water from mining activities developed in Promontorio and San Bartolo mines.

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20.4	Social Management Planning and Community Relations

SRK was not provided with any information regarding public consultation or stakeholder engagement activities on the part of Dia Bras for Cusi operations.

20.5	Closure and Reclamation Plan

Current regulations in México require that a preliminary closure program be included in the MIA and a definite program be developed and submitted to the authorities during the operation of the mine (generally accepted as three years into the operation). These closure plans tend to be conceptual and typically lack much of the detail necessary to develop an accurate closure cost estimate. However, Sierra Metals has attempted to prescribe the necessary closure activities for the operation.

In February 2017, Treviño Asociados Consultores presented to Dia Bras Mexciana, S.A. de C.V. a work breakdown of the anticipated tasks for closure and reclamation of the Cusi Mine and Mal Paso Mill. This breakdown, and the associated costs, is summarized in Table 20-3.

Table 20-3: Cusi Mine and Mal Paso Mill Cost of Reclamation and Closure of the Mine

Closure Activity	Cost Estimate MXN $
Cusi Waste Rock Piles (regrading, soil preparation, revegetation)(5Ha)	$231,650
Exploration Drill Pads (remove contaminated soils, soils preparation, revegetation, erosion control)(4Ha)	$42,000
Roads (Border reconstruction, ditches, revegetation)(5Ha)	$52,500
Building Demolition (Dismantling buildings and removing equipment and machinery)	$594,000
Sub-Total Cusi Reclamation and Closure Costs	$920,150
Malpaso Mill Tailings Impoundment (regrading, soil cover and preparation, revegetation) (14Ha = 2 x 7Ha)	$1,901,200
Stream Restoration (gabion installation)(500m)	$1,750,000
Roads (Border reconstruction, ditches, revegetation)(3Ha)	$31,500
Facilities and Buildings (offices, laboratory, warehouses – dismantle and remove, remediate spill, restore soil and revegetation)	$2,035,000
Sub-Total Malpaso Reclamation and Closure Costs	$5,717,700
Total (MXN)	$6,637,850
Total (US$)	$325,385

Source: Dia Bras, 2017

(1)Based on exchange rate of US$1 = MXN$20.4 (February 22,2017)

SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate, but, based on projects of similar nature and size within Mexico, the estimate appears low in comparison. SRK recommends that Sierra Metals conduct an outside review of this estimate, with an emphasis on benchmarking against other projects in northern Mexico.

While Mexico requires the preparation of a reclamation and closure plan, as well as a commitment on the part of the operator to implement the plan, no financial surety (bonding) has thus far been required of mining companies. Environmental damages, if not remediated by the owner/operator, can give rise to civil, administrative and criminal liability, depending on the action or omission carried out. PROFEPA is responsible for the enforcement and recovery for those damages, or any other person or group of people with an interest in the matter. Also, recent reforms introduced class actions as a means to demand environmental responsibility from damage to natural resources.

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21	Capital and Operating Costs

Capital and operating cost estimates for underground mining were prepared by Redco. Mining capital infrastructure, materials and labour cost estimates are based on vendor quotations and data relevant to the region and Sierra Metal’s experience running the Cusi Mine.

The estimated Capital (CAPEX) requirement for mine equipment, infrastructure, plant required to achieve 2700 tpd as well as mine closure are $104.46M, line items are presented in Table 21-1

Projected operational expenses (OPEX) for the mine, plant and general and administrative areas, based on historic figures and projected efficiencies associated with the change in mining methodology and tonnage increases, Table 21-2

Table 21-1: Projected CAPEX Requirements Based on Projected Mine Production

CAPEX	Total [kUS$]	2018	2019	2020	2021	2022	2023	2024	2025	2026
Development	45,002	5,254	5,962	6,535	6,342	6,693	5,790	4,824	2,511	1,092
Ventilation	2,190	386	270	425	831	97	181
Equipment	2,940	720	240		480	300	600	360	60	180
Exploration	11,453	3,253	2,400	2,400	1,700	1,700
Projects	4,450	1,300	3,000	150
TSF Growth PEA	2,920					260	1,118	1,166	377
Plant Growth	34,000	2,000	2,000		14,583	10,417		2,917	2,083
Closure	1,500									1,500
Total	104,455	12,913	13,873	9,509	23,937	19,466	7,688	9,267	5,030	2,772

Table 21-2: Estimated OPEX Costs Based on Projected Production

Opex Total	2018	2019	2020	2021	2022	2023	2024	2025	2026
Tonnes day	696	1,200	1,200	2,075	2,700	2,700	2,875	3,000	968
Tonnes year	250,500	432,000	432,000	747,000	972,000	972,000	1,035,000	1,080,000	348,645
Mine	7,663	12,909	12,909	21,402	26,994	26,994	28,489	29,538	9,535
Plant	4,474	6,939	6,939	9,666	10,410	10,410	9,921	9,180	2,963
G&A	1,494	2,206	2,279	3,189	3,932	3,841	3,692	3,002	992
Total	13,631	22,053	22,126	34,257	41,337	41,246	42,103	41,720	13,491

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22	Economic analysis

The PEA calculates a Base Case after – tax NPV of 92.18 M with an after – tax IRR of 75% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total $104.46 M. The payback period for the LOM capital is estimated at 4.6 years. Operating costs of the life of mine total $259.32 M, equating to an operating cost of $41.36 per tonne milled.

Projected Highlights and key parameters and potential economic outcomes from the mining and processing plan considered in this PEA are detailed in Table 22-1

Table 22-1: PEA - Highlight economic factors and key parameters

PEA Highlights Base case of $1,283/oz Gold, $18.30/oz Silver, $0.93/lb Lead, $1.15/lb Zinc	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	92.18
Internal Rate of Return	IRR %	75
Mill Feed	Tonnes (Mt)	6.27
Mining Production Rate	t/year	972,000
LOM Project Operating Period	Years	9
Total Capital Costs	US$ M	104.46
Net After – Tax Cashflow	US$ M	150.59
Total Operating Unit Costs	US$/t	41.36
LOM Gold Production (Payable)	Oz	19,706
LOM Silver Production (Payable)	MOz	29.95
LOM Lead Production (Payable)	t	28,256
LOM Zinc Production (Payable)	t	19,160

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23	Adjacent Properties

As noted in Figure 4-2, a number of mining claims within the Cusi area are not controlled by Sierra Metals. Mineral resources are not reported within these areas. No publicly disclosed mineral resource or reserve estimates exist for these areas.

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24	Other relevant data and information

Sierra Metals is not aware of any additional relevant data and information for the mineral resource estimation at this time.

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25	Interpretations and conclusions

Sierra Metals make the following interpretations and conclusions:

1.	Ground conditions at the Cusi Property are suitable for mechanised Avoca mining to replace conventional cut and fill mining.

2.	With the requisite infrastructure upgrades (increase in existing access cross-section, addition of new access, ventilation, dewatering) the Property could produce 1200 tpd in 2019 and 2700 tpd in mid-2021.

3.	Resources (measured, indicated and inferred) reported by SRK in February 12th, 2018 and effective as of August 31st, 2017 are sufficient to support the proposed mine plan. The reader is cautioned that these resources are not demonstrated to be economically viable.

4.	The Mal Paso plant can be adapted to process an increased throughput from 650 tpd currently to 1200 tpd by Q1 2019. To support this increase in processing capacity, additional equipment needs to be purchased and installed.

5.	Tailings storage capacity at Mal Paso will need to be extended to support increased processing at Mal Paso. Engineering by Flopac indicates that this can be achieved with extensions to existing storage structures.

6.	From mid-2021, a new processing new plant with 1500 tpd capacity will be required to process projected mine outputs. A potential site for a new plant is identified at Cuishuariachi, preliminary engineering and costing by KCA indicates a modular plant, scalable in 1,500 tpd increments could meet this requirement. Cusihuarachi is 44 km closer to Cusi Mine than Mal Paso and would offer $5/t savings in operational costs. This saving would be used to offset capital requirements to construct the Cusihuarachi plant.

7.	A new tailings facility would be required to support a plant at Cusihuarachi, a potential site is identified and Anddes have completed preliminary engineering work for a tailings facility with capacity to hold 5.4Mt, the equivalent of 11 years tailings production operating at 1500 tpd.

8.	The PEA calculates a Base Case after-tax NPV of $92.18 M with an after-tax IRR of 75% using a discount of rate of 8%. The total life of mine capital cost of the project is estimated to total $104.46M. The payback period for the LOM capital is estimated at 4.6 years. Operating costs of the life of mine total $259.32M, equating to an operating cost of $41.36 per tonne milled.

Opportunities for operational efficiencies are identified in the Mal Paso plant and should be considered for implementation as they could reduce operating costs and improve profitability:

•	Granulometric testing has determined that 16% of energy is used by over milling, Sierra Minerals should investigate how energy can be saved at the Mal Paso plant.

•	Cleaning and re-cleaning of concentrates is achieved without remilling. Therefore, if the initial milling was not effective in liberating mineral the final concentrate is negatively affected. The flotation cleaning circuit is focused on maintaining a relatively high circulating load to achieve the desired head-grade. The installation of a remilling circuit potentially represents an opportunity for improvement.

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NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Mexico	Page 182
26	Recommendations

The results of this PEA support the continued advancement of investigations to increase mine production and processing plant throughput at the Property.

Further definitive studies are required to better define the economic potential of the Property to support increased production, include:

1.	Detailed engineering to confirm mine infrastructure requirements (i.e. ventilation, compressed air, electrical and dewatering)

2.	The number of mine equipment circulating in the mine plan is high and congestion study is recommended to ensure equipment can freely circulate

3.	Rock mass classifications determined for the Santa Rosa de Lima vein are applied globally in the mine plan. Geotechincal studies of all areas consideredd in the mine plan are recommened

4.	Mine designs should be refined, this may offer the possibility of reducing capital requirements.

5.	Detailed engineering for the proposed plant and tailings facility at Cusihuarachi

6.	Final engineering of the chosen tailings storage facility at Mal Paso

7.	Conduct infill-drilling of inferred and indicated resources considered in the PEA

8.	Update existing permits required to support plans

9.	Consider factors such as the cost of power, pumping, tailings and waste rock management, ventilation

10.	Determine advancement costs for development with dimensions of 4.5 x 4.0 m

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NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Mexico	Page 183
27	References

The following documents were used in this PEA study:

SRK, 2018 – Amended NI 43-101 Technical Report on Resources Cusi Mine, Mexico, February 12th, 2018

Redco, 2018 – Análisis PEA – Mina Cusi – April, 2018

Sierra, 2018 – Memoria Descriptiva de la Ampliación Planta Concentradora Mal Paso 1,200 TMS/Dia – Abril, 2018

KCA, 2018 – Summary information included in – (Sierra, 2018 – Memoria Descriptiva de la Ampliación Planta Concentradora Mal Paso 1,200 TMS/Dia – Abril, 2018)

Anddes, 2018 – (Sierra, 2018 – Memoria Descriptiva de la Ampliación Planta Concentradora Mal Paso 1,200 TMS/Dia – Abril, 2018)

Flopac 2017 - (Sierra, 2018 – Memoria Descriptiva de la Ampliación Planta Concentradora Mal Paso 1,200 TMS/Dia – Abril, 2018)

Santa Rosa - Geotechnical - Geomechanical Study for the exploitation of the Santa Rosa de Lima vein of the mining unit Cusi.pdf

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NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Mexico	Page 184

Appendices

List of Acronyms:

Abbreviation	Unit or Term
Ag	silver
Au	gold
AuEq	gold equivalent grade
°C	degrees Centigrade
CoG	cut-off grade
cm	centimetre
cm2	square centimetre
cm3	cubic centimetre
cfm	cubic feet per minute
° degree	degree (degrees)
dia.	diameter
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
g	gram
gal	gallon
g/l	gram per liter
gpm	gallons per minute
g/t	grams per tonne
g/t in conc.	gram per tonnes in concentrate
ha	hectares
hp	Horse power
ID2	inverse-distance squared
ID3	inverse-distance cubed
kg	kilograms
km	kilometre
km2	square kilometre
koz	thousand troy ounce
kt	thousand tonnes
kt/d	thousand tonnes per day
kt/y	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
L	liter
lb	pound
LoM	Life-of-Mine
m	meter
m2	square meter
m3	cubic meter
masl	meters above sea level
mg/L	milligrams/liter
mm	millimetre
mm2	square millimetre
mm3	cubic millimetre

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NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Mexico	Page 185

Abbreviation	Unit or Term
Moz	million troy ounces
Mpa	Mega Pascal
Mt	million tonnes
m.y.	million years
NI 43-101	Canadian National Instrument 43-101
oz	troy ounce
%	percent
ppb	parts per billion
ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine
RQD	Rock Quality Description
SEC U.S.	Securities & Exchange Commission
t	tonne (metric ton) (2,204.6 pounds)
t/h	tonnes per hour
t/d	tonnes per day
tpd	tonnes per day
t/y	tonnes per year
t/m3	tonnes per cubic metre
TSF	tailings storage facility
US$	American Dollars
US$/dmt	American Dollars per dry metric tonnes
US$/lb Pb	American Dollars per pound of Lead
US$/g Ag	American Dollars per gram of Silver
US$/g Au	American Dollars per gram of Gold
US$/lb Zn	American Dollars per pound of Zinc
US$/oz Au	American Dollars per troy ounce of gold
US$/oz Ag	American Dollars per troy ounce of silver
US$/oz	American Dollars per troy ounce
US$/t	American Dollars per tonne
US$/t/1%Pb	American Dollars per tonnes per 1% of Lead
US$/t/1%Zn	American Dollars per tonnes per 1% of Zinc
US$/wmt	American Dollars per wet metric tonne
V	volts
W	watt
yr	year
yd3	cubic yard

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NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Mexico	Page 186

Glossary of some technical terms used in this document

Term	Definition
Assay	The chemical analysis of mineral samples to determine the metal content.
Capital Expenditure	All other expenditures not classified as operating costs.
Composite	Combining more than one sample result to give an average result over a larger distance.
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG)	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dilution	Waste, which is unavoidably mined with ore.
Dip	Angle of inclination of a geological feature/rock from the horizontal.
Fault	The surface of a fracture along which movement has occurred.
Footwall	The underlying side of an orebody or stope.
Gangue	Non-valuable components of the ore.
Grade	The measure of concentration of gold within mineralized rock.
Hangingwall	The overlying side of a mineralised body or slope.
Haulage	A horizontal underground excavation which is used to transport mined material.
Hydro-cyclone	A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.
Igneous	Primary crystalline rock formed by the solidification of magma.
Kriging	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological	Geological description pertaining to different rock types.
LoM	Plans Life-of-Mine plans.
LRP	Long Range Plan.
Material Properties	Mine properties.
Milling	A general term used to describe the process in which the material is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease	A lease area for which mineral rights are held.
Mining Assets	The Material Properties and Significant Exploration Properties.
Ongoing Capital	Capital estimates of a routine nature, which is necessary for sustaining operations.
Pillar	Rock left behind to help support the excavations in an underground mine.
RoM	Run-of-Mine.
Sedimentary	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

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NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Mexico	Page 187

Term	Definition
Smelting	A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.
Stope	Underground void created by mining.
Stratigraphy	The study of stratified rocks in terms of time and space.
Strike	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide	A sulfur bearing mineral.
Tailings	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening	The process of concentrating solid particles in suspension.
Total Expenditure	All expenditures including those of an operating and capital nature.
Variogram	A statistical representation of the characteristics (usually grade).

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